As confidentially submitted to the Securities and Exchange Commission on July 18, 2018

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S‑1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ADVANCE HOLDINGS, LLC

to be converted as described herein into a corporation named

REVOLVE GROUP, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	5961	46-1640160
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

16800 Edwards Road

Cerritos, California 90703

(562) 677-9480

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael Karanikolas

Michael Mente

16800 Edwards Road

Cerritos, California 90703

(562) 677-9480

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael Nordtvedt Katherine H. Ku Wilson Sonsini Goodrich & Rosati Professional Corporation 633 West Fifth Street, Suite 1550 Los Angeles, California 90071 (323) 210-2900	Jesse Timmermans Jodi Lumsdaine Chapin Revolve Group, Inc. 16800 Edwards Road Cerritos, California 90703 (562) 677-9480	Thomas Holden Ropes & Gray LLP Three Embarcadero Center San Francisco, California 94111 (415) 315-6300

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐
			Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered		Proposed Maximum Aggregate Offering Price(1)(2)		Amount of Registration Fee
Class A Common Stock, par value $0.001	$		$

(1)	Includes offering price of any additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Advance Holdings, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the effectiveness of this registration statement, Advance Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Revolve Group, Inc. as described in the section captioned “Corporate Conversion.” As a result of the Corporate Conversion, the members of Advance Holdings, LLC will become holders of shares of Class B common stock of Revolve Group, Inc. Except as disclosed in the prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of Advance Holdings, LLC and its subsidiaries and do not give effect to the Corporate Conversion. Shares of the Class A common stock of Revolve Group, Inc. are being offered by the prospectus included in this registration statement.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Issued                 , 2018

SHARES

CLASS A COMMON STOCK

This is an initial public offering of shares of Class A common stock of Revolve Group, Inc. We are offering          shares of our Class A common stock. The selling stockholders identified in this prospectus are offering an additional           shares of our Class A common stock.  We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

Prior to this offering, there has been no public market for shares of our Class A common stock.  We anticipate that the initial public offering price will be between $      and $      per share.

We intend to apply to list our Class A common stock on the              under the symbol “RVLV.”

Following this offering, we will have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except for voting and conversion rights. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to ten votes per share and is convertible at any time into one share of Class A common stock. Following this offering, outstanding shares of Class B common stock will represent approximately        % of the voting power of our outstanding capital stock, and outstanding shares of Class B common stock held by MMMK Development, Inc., an entity controlled by our co-chief executive officers, will represent      % of the voting power of our outstanding capital stock. Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of             . See “Management—Controlled Company Exemption.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 15.

PRICE $         A SHARE

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Revolve Group, Inc. (before expenses)	$	$
Proceeds to the Selling Stockholders (before expenses)	$	$

We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase an additional          shares of our Class A common stock at the initial public offering price less the underwriting discount to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on            , 2018.

MORGAN STANLEY	CREDIT SUISSE
BofA MERRILL LYNCH

           , 2018

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide you with information that is different. We and the selling stockholders are offering to sell shares of our Class A common stock, and seeking offers to buy shares of our Class A common stock, only in jurisdictions where such offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until and including             , 25 days after the date of this prospectus, all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

For investors outside of the United States: neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

We use REVOLVE, the REVOLVE logo, FORWARD, the FORWARD logo, FORWARD BY ELYSE WALKER, the FORWARD BY ELYSE WALKER logo and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

-i-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. Before you decide to invest in our Class A common stock, you should read the entire prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless otherwise stated or the context otherwise indicates, references to “REVOLVE,” “we,” “us,” “our” and similar references refer, prior to the Corporate Conversion discussed elsewhere in this prospectus, to Advance Holdings, LLC and its subsidiaries taken as a whole, and after the Corporate Conversion, to Revolve Group, Inc. and its subsidiaries taken as a whole.

REVOLVE GROUP, INC.

Overview

REVOLVE is the next-generation fashion retailer for millennial consumers. As a trusted, premium lifestyle brand, and a go-to online source for discovery and inspiration, we deliver an engaging customer experience from a vast yet curated offering of over 45,000 styles. Our dynamic platform connects a deeply engaged community of millions of consumers, thousands of global fashion influencers, and more than 500 emerging, established and owned brands. Through 15 years of continued investment in technology, data analytics, and innovative marketing and merchandising strategies, we have built a powerful platform and brand that we believe is connecting with the next generation of consumers and is redefining fashion retail for the 21st century.

REVOLVE was founded in 2003, with the vision of leveraging digital channels and technology to transform the shopping experience.  We believed that traditional retail was either too mass or too limited, struggled to consistently provide on-trend merchandise, and was failing to connect with younger consumers.  REVOLVE was created to offer a scaled, one-stop destination for youthful, aspirational consumers.  We believe that our model, which is more targeted than department stores or mass market online retailers, and provides a greater selection than specialty retailers, allows us to more effectively serve consumers.

To improve on the merchandise offerings from traditional retail, we have built a custom, proprietary technology platform to manage nearly all aspects of our business, with a particular focus on developing sophisticated and highly automated inventory management, pricing, and trend-forecasting algorithms. Our proprietary technology leverages data from a vast net of hundreds of thousands of styles, up to 60 attributes per style, and millions of customer interactions, creating a strategic asset of tens millions of data points. We have complemented these efforts with an organization built from the ground-up to make decisions in a data-first, customer centric way. Together, this enables a “read and react” merchandise approach; we make shallow initial buys, then use our proprietary technology to identify and re-order strong sellers, turning the fashion cycle from a predictive art to a data-driven science. This approach facilitates constant newness, with over 1,000 new styles launched per week on average, while mitigating fashion and inventory risk. As a result, in 2017, approximately 75% of our net sales were at full price, which we define as sales at not less than 95% of the full retail price.

Our powerful brand and innovative marketing strategy connects with the increasingly important millennial demographic. These consumers, who came of age in a hyper-connected, digital world, have unique shopping preferences, spend their time in different mediums, and respond to a different style of messaging than generations past.  While our marketing competencies extend well beyond social media, we are recognized as a pioneer and a leader in social media and influencer marketing. We have built a community of thousands of influencers and brand partners, including many of the most influential social media celebrities in the world, whom we track and manage using our proprietary internal technology platform. Through our deep relationships, history of mutually beneficial partnerships, buzzworthy social events, and recognized leadership position, we believe we have become a partner of choice for influencers worldwide, leading to a significant competitive advantage. These marketing efforts deliver authentic, aspirational experiences and lifestyle content that drive loyalty and engagement. We pair this emotional brand marketing with sophisticated, data-driven performance marketing to further drive profitable customer acquisition, retention and lifetime value.

Our data-driven merchandising and innovative marketing competencies enable a powerful owned brand strategy that drives consumer demand, increases control of our supply chain, and expands profit margins. We have built a portfolio of 19 owned brands, each crafted with unique attributes and supported by independent marketing investments.  We believe our consumers perceive these as highly desirable, independent brands, rather than private labels or house brands.  As a result, in 2017, our owned brands represented seven out of our top 10 brands, 20% of the REVOLVE segment’s net sales, and three out of the top five brand search terms on external search engines that led to a purchase. Owned brands are significantly more productive on a units sold per style basis and generate meaningfully higher gross margins as compared to third-party brands.

We founded REVOLVE with the goal of transforming the retail shopping experience.  All of this is resonating with our target consumers, as evidenced by our strong customer loyalty and revenue retention, and our rapidly growing revenue and profits.  In 2017, we:

•	generated over 30 billion impressions across social media and traditional press;
•	had an average of 7.3 million unique visitors per month;
•	delivered approximately 75% of net sales at full price;
•	retained 88% of net sales from the prior year’s customers;
•	had an average order value of $304; and
•	delivered gross margin of 48.5%.

In 2017, we reported $399.6 million in net sales, $5.0 million in net income and $28.4 million in Adjusted EBITDA, representing growth of 28.0%, 127.5% and 198.6%, respectively from 2016. For the three months ended March 31, 2018, we reported $113.3 million in net sales, $5.3 million in net income and $8.7 million in Adjusted EBITDA, representing growth of 25.6%, 1,356.8% and 213.0%, respectively, from the three months ended March 31, 2017. Adjusted EBITDA is a non-GAAP measure. For further information about how we calculate Adjusted EBITDA, limitations of its use and a reconciliation of Adjusted EBITDA to net income, see “Selected Consolidated Financial and Other Data—Other Financial and Operating Data.”

Relative to our scale, we are highly efficient and require modest capital expenditures to support our operations. We have raised only $15.0 million in primary outside equity capital to date and have been profitable on a taxable income basis for 14 out of our 15-year operating history.

Our Industry

Large and Growing Addressable Market

We participate in the large and growing apparel and footwear, accessories and beauty sectors. According to Euromonitor International, Ltd., a market research firm:

•	The global apparel and footwear, accessories and beauty market was $2.7 trillion in 2017 and is expected to reach $3.2 trillion in 2020, growing at a compound annual growth rate, or CAGR, of 5.4%.
•	The U.S. apparel and footwear, accessories and beauty market was $538 billion in 2017 and is expected to reach $595 billion in 2020, growing at a CAGR of 3.4%.

We believe the key drivers shaping growth within these markets include favorable demographic trends, constant product newness and the proliferation of emerging brands, as well as an increased focus on fashion and beauty as a reflection of self-expression.

Significant Growth in Digital Channels

Consumers are increasingly using digital channels to make purchases, and as a result, the growth of online sales has outpaced that of traditional brick-and-mortar channels. According to Euromonitor:

•	The global online apparel and footwear, accessories and beauty market was $353 billion in 2017 and is expected to reach $518 billion in 2020, growing at a CAGR of 13.7%.
•	The U.S. online apparel and footwear, accessories and beauty market was $102 billion in 2017 and is expected to reach $159 billion in 2020, growing at a CAGR of 15.9%.
•

Online penetration in apparel and footwear, accessories and beauty has increased from 3.5% to 13.0% globally and 6.2% to 18.9% in the United States from 2008 to 2017. Online penetration is expected to reach 16.2% globally and 26.6% in the United States by 2020.

Mobile sales in particular have rapidly increased as consumers leverage their ability to discover, browse and purchase anytime from anywhere through their smartphones. According to the State of the U.S. Online Retail Economy (Q1 2018) report by comScore, Inc., an Internet analytics company:

•	Mobile commerce discretionary spending grew 40% year-over-year for the fourth quarter of 2017.
•	Mobile commerce represented 24% of U.S. digital commerce dollars for the fourth quarter of 2017, compared to 13% for the fourth quarter of 2014.

Media Consumption and Shopping Behaviors of Next-Generation Consumers

Consumers, especially millennials (born between 1982 and 2000) and Generation Z (born after 2000), are spending more and more time on digital media and less time on more traditional forms of print media.

The nature of consumer engagement with brands and retailers is evolving in tandem with the transition to digital channels. Next-generation consumers often aspire to express their individual style through fashion and beauty. More than older generations of consumers, they frequently seek an emotional connection with brands that are unique and on-trend and resonate with their values. They look to social media and digital content from influencers as their source of inspiration and discovery and to inform their purchasing decisions. We believe that traditional retailers, with their emphasis on appealing to broad demographic ranges, have struggled to create personal connections with these younger consumers.

Influencers have an outsized impact on the purchasing behaviors of next-generation consumers. Influencers maintain a social media presence on platforms such as Instagram or YouTube, and have thousands or even millions of followers who view, comment, like, and share their fashion and lifestyle posts. Influencers can have a more powerful impact than traditional advertising methods because they bring their followers into their daily lives and share their personal tastes and preferences in an authentic way.

This evolution in consumer behavior accompanies a significant transition of purchasing power to the millennial generation. According to the 2015 U.S. Census Bureau, millennials accounted for more than 25% of the U.S. population, exceeding the number of baby boomers and making it the largest percentage of the workforce in the United States. Further, according to the U.S. Bureau of Labor Statics, people born after 1981, including millennials and Generation Z, accounted for approximately $1.5 trillion or 20% of the nation’s total consumer expenditure in 2016. We expect this number to significantly increase as millennials enter their peak earning years and an increasing percentage of Generation Z joins the workforce.

Next-Generation Consumers are Underserved by Retail and eCommerce

Although the apparel and footwear, accessories and beauty sectors are large, next-generation consumers are currently underserved by traditional brick-and-mortar and online retailers. Department stores and national retailers try to serve a broad demographic with ubiquitous brands and are slow to react to changing trends. Specialty boutiques, while highly curated, often offer a narrow assortment and are limited in their reach. Online retailers tend to deliver a purely transactional customer experience, with limited original fashion content and style advice to facilitate inspiration and discovery. As a fashion authority that is deeply connected to next-generation consumers, we are poised to capitalize on this sizeable yet underserved market.

Competitive Strengths

Leading Millennial Destination for Online Fashion.   We believe we are the leading U.S. online destination targeted towards millennial consumers seeking premium fashion.  In 2017, we generated $399.6 million in net sales, served over 840,000 active customers, and delivered over 110,000 unique styles, which we believe makes us one of the largest standalone fashion eCommerce businesses in the United States.  Our average apparel order value was $304 in

2017, which is reflective of our focus on premium merchandise and our differentiation from mass market or value-based retailers.  Our business is specifically targeted towards millennial consumers, who are substantially younger than the customers of legacy premium department stores, which have reported  average customer age of over 42.  We believe this more specific targeting results in a better experience for our customer, leading to out-sized growth rates, strong customer loyalty, and increases in market share over time.  We further believe our scaled leadership position has strong network effects among our customers, brands, and influencers, as we are able to provide increasing value to each of those constituents as our scale and leadership position increases.

Data-driven Merchandising Model.   Our disciplined, data-driven merchandising approach allows us to offer a broad, yet curated assortment of on-trend apparel and accessories while minimizing fashion and inventory risk. We believe our approach turns the fashion buying cycle from a predictive art into a data-driven science, thus maximizing our ability to react quickly to changing trends. We employ a “read and react” model that combines qualitative and quantitative decision-making to identify trends, curate assortments, facilitate our merchandise planning and re-order processes, and manage pricing. Our technology enables us to automate the rapid identification of new trends and emerging brands, allowing us to offer a vast and diversified product assortment that does not rely on any given trend or style and has minimal overlap with other retailers. Furthermore, by introducing products daily and promoting scarcity value, we create a sense of urgency for our customers. As a result, in 2017, sales of products at full retail price represented approximately 75% of total net sales.

The REVOLVE Brand.   Since inception, we have worked to build a deep connection with our community of youthful, aspirational consumers. Our consumers frequently engage with our websites and mobile applications, which we collectively refer to as our sites, coming to us for our inspiring content and styling, and our distinct and constantly changing assortment of on-trend fashion. REVOLVE is a brand in its own right, commanding a premium positioning, strong consumer affinity and reputation as the ultimate fashion influencer for the millennial consumer. In 2017, approximately 16% of our repeat customers visited REVOLVE at least 15 times per month. As our scale grows, our brand value is increasingly becoming a significant point of differentiation with customers, influencers and third-party brands.

Innovative Marketing Approach.   REVOLVE’s marketing approach is integrated across all parts of the customer funnel and allows us to efficiently increase brand awareness, promote customer acquisition, encourage retention and maximize lifetime customer value. We have a history of being a leader in innovative digital and community-driven marketing and have positioned ourselves as a preferred partner for influencers and traditional marketing providers. We continuously provide our customers with aspirational and engaging content, and our network of thousands of influencers and buzzworthy social events amplify our message in a highly efficient manner. In 2017, we generated over 30 billion impressions across social media and traditional press and drove 45% of traffic from free sources. We pair our social media and community-driven brand marketing with sophisticated performance marketing efforts, including retargeting, paid search/product listing ads, affiliate marketing, paid social, search engine optimization, personalized email marketing and mobile “push” communications through our app, which together support our highly attractive customer acquisition and retention metrics.

Deep Connection with Our Loyal Customers.   We understand the next-generation consumer: who she is, who she follows for fashion and lifestyle inspiration, how she communicates with friends, how to speak with her and what she wants to wear. We engage with her through social media, events, press and other digital channels, generating multiple touchpoints in a way that we believe traditional retailers and brands do not. We integrate our marketing content with our product curation, visual merchandising, and editorial content, using our “Hot List,” daily product stories, and head-to-toe style suggestions to create an inspirational user experience and enhance our reputation as a fashion discovery destination. She rewards our efforts with her loyalty, as demonstrated by our strong customer economics. Our low customer acquisition cost, strong net revenue retention rates and high average order values drive attractive customer lifetime value and immediate payback, with the average contribution margin from a customer’s initial order exceeding our average customer acquisition cost.

Unique Owned Brand Platform.   We leverage our data-driven merchandising model to optimize our product assortment through the development of new owned brands and additional styles within our existing portfolio of owned brands. Our team develops brands that embody a unique aesthetic and authentic point of view, using our proprietary data analytics to identify trends and assortment gaps and inform design and merchandising decisions, and supporting them with robust brand marketing. Unlike traditional private label, our owned brands command pricing similar to third-party brands due to their brand equity. Further, the owned brand portfolio enhances loyalty, given that the substantial majority of our owned brand styles are available only on the REVOLVE site. We bring new products to market quickly by working with a flexible network of manufacturing partners that enable us to order in small initial order quantities and employ our “read and react” model. The broad reach of our pioneering social media–driven marketing and events generate instant consumer appeal and credibility for our owned brands, expanding our reach and driving incremental traffic to our sites. The higher margin profile of our owned brands provides us with the opportunity to expand profitability and further invest in our business.

Proprietary, Scalable Technology and Data Analytics Platform.   Our proprietary, scalable technology and data analytics platform efficiently and seamlessly manages our merchandising, marketing, product development, sourcing, and pricing decisions. We have a proven history of leveraging our technology platform to flexibly expand capacity in a capital-efficient manner. We leverage a strategic asset of tens of millions of data points, drawing from 15 years of data across hundreds of thousands of styles, up to 60 attributes per style, and millions of customer interactions. This data is leveraged throughout our operations to provide an optimized product offering, tailor our marketing efforts and continually enhance the experience on our sites. Our team of engineers and data scientists continuously innovates to improve our platform and business processes to best serve our customers.

Founder-led Management and Innovative Culture.   Our co-CEOs, Michael and Mike, founded REVOLVE with the goal to transform the apparel shopping experience by leveraging data, innovative business strategies and the emerging eCommerce channel. Our founders’ inspiration to create an innovative and data-driven culture continues to influence everything we do. Our company culture and team mirror the attributes of our core customer; we are socially engaged, digital-first, high energy, results driven and collaborative. We hire people who are passionate about fashion, technology and entrepreneurialism, and who are not burdened by conventional notions of traditional retail. We encourage creativity and focus on constant improvement, and we give our employees the opportunity to make an immediate contribution to our business. This culture, together with our singular focus on customer experience and our commitment to maximizing value over the long term, gives us an edge to anticipate and react to the evolving shopping behavior of our consumers.

Growth Strategies

Continue to Acquire New Customers. We generate a significant return on our customer acquisition investments. The contribution margin from a customer’s initial order exceeds our customer acquisition cost, on average, and repeat purchase behavior generates an attractive ratio of customer lifetime value to customer acquisition cost. We believe there is significant room to expand our customer base and thus will continue to invest in attracting new customers to the REVOLVE community and convert them into active customers. We believe we are less than 1.6% penetrated in our core demographic of 18- to 44-year-old women in the United States, with younger and international consumers representing a significant additional opportunity. We believe we are well-positioned to convert younger consumers into active customers and capture more of their wallet share as millenials enter their peak earning years and Generation Z enter the workforce.

Continue to Increase Customer Loyalty and Wallet Share. We intend to deepen our existing customer relationships to improve our already strong revenue retention and increase our wallet share. We are enhancing our customer experience by continuing to refine our visual merchandising, increasing personalization, launching progressive web apps for our mobile site, and providing additional opportunities to pre-order coveted products. Additionally, we are building a more holistic offering by increasing our footwear and accessories assortment and expanding our nascent loyalty and preferred customer programs for high-value consumers. Our preferred customer program sends high-value customers products specifically curated for her by our stylists. The loyalty program affords these customers additional benefits such as early access to new styles and invitations to exclusive REVOLVE events. Each of these initiatives is designed to increase revenue per customer and take advantage of the rising spending power of the next generation of consumers.

Grow Sales of Owned Brands. We intend to continue optimizing our assortment to drive revenue and profitability growth by introducing new owned brands and expanding our current owned brands into additional styles and categories. The percentage of the REVOLVE segment’s net sales represented by owned brands has doubled since 2016, reaching 31.8% for the three months ended March 31, 2018. Owned brands are some of the most sought-after items on our platform. In 2017, four of the top five brand search terms on external search engines that led to a purchase were our owned brands. Owned brands are significantly more productive on a unit sold per style basis and generate meaningfully higher gross margins as compared to third-party brands.

Enhance and Broaden Our Offering. We intend to leverage our community and influencer network and integrated, data-driven operating model to expand our share of adjacent markets through a strategic mix of third-party and owned brands. Areas of potential expansion are:

•	Beauty. Launched in late 2016, beauty represents one of our fastest growing categories and we plan to further increase our assortment.
•	Luxury. We plan to profitably scale our FORWARD segment over time, attracting new customers while cross-selling to current REVOLVE customers as their spending power increases.
•	Lower Price Point. We believe we can capture additional customers and wallet share through a lower price point offering.
•	Men’s. We believe the millennial men’s market is underserved and represents a long-term opportunity.

We may also pursue targeted acquisitions that will allow us to enhance our offering, enter new geographies or augment existing capabilities.

Grow International Sales. We intend to leverage the global reach of the REVOLVE brand and our influencer network to accelerate growth outside of the United States. In 2017, net sales shipped to customers internationally represented 18.8% of net sales while over 40% of our social media followers across Instagram and Facebook were located outside of the United States. In May 2018, we began offering a more localized shopping experience to customers in the United Kingdom and the European Union by offering prices inclusive of regional taxes and duties and improving our distribution and fulfillment capabilities to simplify the ordering and return process. While still early, this improved experience is resonating with our customers in these regions and the initial financial results are positive. We intend to increase our investment in Europe, Canada, Australia and, over the longer term, broader Asia Pacific, to bring the full power of our platform to consumers globally. In addition, we intend to expand the global footprint of our influencer network to better connect with customers outside our core U.S. market.

Continue to Innovate. We are innovating across our user interface, technology platform, supply chain and distribution capabilities to improve service levels, further enhance and personalize customer experience, and reduce lead times for our owned brands portfolio. We intend to continue to leverage our technology and owned brand platform to further vertically integrate our operations. We also intend to leverage advancements in artificial intelligence and machine learning to refine our merchandising and marketing capabilities, including visual search capabilities and further size and fit optimization.

Summary Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” included elsewhere in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks include the following:

•	If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed; our recent growth rates may not be sustainable or indicative of our future growth.
•

If we are unable to anticipate and respond to changing customer preferences and shifts in fashion and industry trends in a timely manner, our business, financial condition and operating results could be harmed.

•

Our business depends on our ability to maintain a strong community of brands, engaged customers and influencers. We may not be able to maintain and enhance our existing brand community if we receive customer complaints, negative publicity or otherwise fail to live up to consumers' expectations, which could materially adversely affect our business, operating results and growth prospects.

•	Our industry is highly competitive and if we do not compete effectively, our operating results could be adversely affected.
•	We may be unable to accurately forecast net sales and appropriately plan our expenses in the future. Our quarterly operating results may fluctuate, which could cause our stock price to decline.
•

Failure to comply with federal, state and international laws and regulations and our contractual obligations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could harm our reputation or adversely affect our business and our financial condition.

•

We have identified a material weakness in our internal control over financial reporting, and if we fail to remediate this weakness and maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.

•	If we fail to acquire new customers, or fail to do so in a cost-effective manner, we may not be able to increase net sales per active customer or achieve profitability.
•

If we fail to retain existing customers, or fail to maintain average order value levels, we may not be able to maintain our revenue base and margins, which would have a material adverse effect on our business and operating results.

•	We purchase inventory in anticipation of sales, and if we are unable to manage our inventory effectively, our operating results could be adversely affected.
•	We rely on consumer discretionary spending, which may be adversely affected by economic downturns and other macroeconomic conditions or trends.

•	Our inability to develop and introduce new merchandise offerings in a timely and cost-effective manner may damage our business, financial condition and operating results.
•

The dual class structure of our common stock will have the effect of concentrating voting control with our executive officers, directors and their affiliates, and it may depress the trading price of our Class A common stock.

Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Corporate Conversion

We currently operate as a Delaware limited liability company under the name Advance Holdings, LLC. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Advance Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Revolve Group, Inc. In this prospectus, we refer to all of the transactions related to our conversion to a corporation described above as the Corporate Conversion.

In conjunction with the Corporate Conversion, all of the outstanding Class T and Class A Units of Advance Holdings, LLC will be converted into an aggregate of                  shares of our Class B common stock. The holders of Class T Units will first receive an aggregate of             shares, representing the total preference amount for the Class T Units. The remaining              shares of our Class B common stock will be allocated pro rata to the Class T and Class A unitholders, based on the number of units held by each holder.

Following the conversion of the Class T and Class A Units into shares of our Class B common stock, we will use $40.8 million of the net proceeds from this offering to repurchase                  shares of Class B common stock held by TSG6 L.P. and certain of its affiliates, or TSG, and Capretto, LLC, or Capretto.

In connection with the Corporate Conversion, Revolve Group, Inc. will continue to hold all property and assets of Advance Holdings, LLC and will assume all of the debts and obligations of Advance Holdings, LLC. Revolve Group, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of which are described in the section captioned “Description of Capital Stock.” On the effective date of the Corporate Conversion, the members of the board of managers of Advance Holdings, LLC will become the members of the board of directors of Revolve Group, Inc., and the officers of Advance Holdings, LLC will become the officers of Revolve Group, Inc.

Corporate Information

We were originally formed as Advance Holdings, LLC in December 2012 as a Delaware limited liability company. Prior to the effectiveness of the registration of which this prospectus forms a part, we will convert into a Delaware corporation pursuant to a statutory conversion and be renamed Revolve Group, Inc. See “Corporate Conversion.” Our principal executive office is located at 16800 Edwards Road, Cerritos, California 90703. Our telephone number is (562) 677-9480. Our website is www.revolve.com. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	reduced obligations with respect to financial data, including presenting only two years of audited consolidated financial statements and only two years of selected financial data;
•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;
•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and
•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Section 107 of the JOBS Act provides that any decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. We have elected to use this extended transition period under the JOBS Act.

We may take advantage of these provisions for up to five years or until such earlier time when we no longer qualify as an emerging growth company. We will cease to be an emerging growth company upon the earliest of (1) the end of the fiscal year following the fifth anniversary of this offering; (2) the last day of the fiscal year during which our annual gross revenues are $1.07 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.  We may choose to take advantage of some or all of these reduced reporting burdens.

The Offering

Class A common stock offered by us	shares
Class A common stock offered by the selling stockholders	shares
Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full)
Class B common stock to be outstanding immediately after this offering	shares
Total Class A and Class B common stock to be outstanding after this offering	shares
Over-allotment option to purchase additional shares of Class A common stock	shares
Use of proceeds

We estimate that the net proceeds from this offering will be approximately $             million, or $             million if the underwriters exercise their option to purchase additional shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock and improve our brand awareness. We intend to use $40.8 million of the net proceeds from this offering to repurchase              shares of Class B common stock from TSG and Capretto following the Corporate Conversion. We intend to use the remainder of the net proceeds from this offering for working capital and other general corporate purposes; however, we do not currently have specific planned uses for the proceeds. We may also use a portion of our net proceeds to acquire or invest in additional brands or businesses; however, we currently have no agreements or commitments to complete any such transactions.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See the section captioned "Use of Proceeds" for a more complete description of the intended use of proceeds from this offering.

Voting rights

We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except for voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible at any time into one share of Class A common stock. Following this offering, outstanding shares of our Class B common stock will represent approximately             % of the voting power of our outstanding capital stock, and outstanding shares of Class B common stock held by MMMK Development, Inc., an entity controlled by our co-chief executive officers, will represent approximately            % of the voting power of our outstanding capital stock. See "Description of Capital Stock."

Proposed trading symbol	“RVLV”
Risk factors

See the section captioned “Risk Factors” beginning on page 15 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

The number of shares of our common stock outstanding immediately after this offering is based on              shares of Class A common stock and              shares of Class B common stock outstanding as of             , 2018, after giving effect to the Corporate Conversion, and excludes:

•	shares of our Class A common stock reserved for issuance under our Advance Holdings, LLC 2013 Equity Incentive Plan, or the 2013 Plan, as of , 2018;
•

             shares of Class A common stock reserved for future issuance under our 2018 Equity Incentive Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and

•

             shares of Class A common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

Except as otherwise indicated, all information in this prospectus assumes:

•

the completion of the Corporate Conversion, as a result of which all outstanding Class A units of Advance Holdings, LLC will be converted into              shares of Class B common stock and all outstanding Class T units of Advance Holdings, LLC will be converted into              shares of Class B common stock of Revolve Group, Inc.;

•	the repurchase by us of shares of Class B common stock from TSG and Capretto with the proceeds from this offering following the Corporate Conversion;
•	the automatic conversion of shares of Class B common stock into an equivalent number of shares of Class A common stock upon their sale by the selling stockholders in this offering; and
•	no exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth a summary of our historical consolidated financial data as of, and for the periods ended on, the dates indicated. The consolidated statements of income and cash flows data for the years ended December 31, 2016 and 2017 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of income and cash flows data for the three months ended March 31, 2017 and 2018 and the consolidated balance sheet data as of March 31, 2018 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results, and the results of operations for the three months ended March 31, 2018 are not necessarily indicative of results for the full year. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and the related notes, and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statement of Income Data:

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands, except per unit data)
			(unaudited)
Net sales	$312,082	$399,597	$90,228	$113,305
Cost of sales	166,707	205,907	51,420	56,872
Gross profit	145,375	193,690	38,808	56,433
Operating expenses:
Fulfillment	8,618	9,458	2,238	2,782
Selling and distribution	42,114	50,766	11,176	15,853
Marketing	39,000	55,476	11,204	15,353
General and administrative	50,102	57,468	12,397	14,940
Total operating expenses	139,834	173,168	37,015	48,928
Income from operations	5,541	20,522	1,793	7,505
Other expense, net	895	1,431	374	197
Income before income taxes	4,646	19,091	1,419	7,308
Provision for income tax	2,448	14,091	1,053	1,976
Net income	2,198	5,000	366	5,332
Less: Net loss attributable to non-controlling interest	205	347	192	47
Net income attributable to Advance Holdings, LLC	$2,403	$5,347	$558	$5,379
Net income per unit attributable to common unit holders:
Basic	$0.00	$0.00	$0.00	$0.00
Diluted	$0.00	$0.00	$0.00	$0.00
Weighted average common units outstanding:
Basic	935,597	935,597	935,597	935,597
Diluted	976,865	982,617	979,662	985,968

Consolidated Statement of Cash Flows Data:

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands)
			(unaudited)
Net cash (used in) provided by:
Operating activities	$(1,490)	$16,479	$8,978	$12,156
Investing activities	(3,026)	(2,262)	(818)	(440)
Financing activities	5,142	(15,086)	(5,000)	(15,100)

Other Financial and Operating Data:

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands, except average order value, and percentages)
			(unaudited)
Gross margin (1)	46.6%	48.5%	43.0%	49.8%
Adjusted EBITDA (1)	$9,520	$28,428	$2,779	$8,697
Free cash flow (1)	$(4,516)	$14,217	$8,160	$11,716
Active customers (1)	712	842	713	904
Total orders placed (1)	1,999	2,552	560	817
Average order value (1)	$293	$304	$301	$282

(1)	See the section titled “Selected Consolidated Financial and Other Data—Other Financial and Operating Data” for information on how we define and calculate this measure.

Consolidated Balance Sheet Data:

	Three Months Ended March 31, 2018
	Actual	Pro Forma (1)	Pro Forma as Adjusted (2) (3)
	(unaudited)
	(in thousands)
Cash	$7,204
Working capital	35,692
Total assets	119,013
Total liabilities	65,584
Total equity	53,429

(1)

The pro forma consolidated balance sheet data gives effect to (a) the Corporate Conversion and the repurchase by us of shares of Class B common stock from TSG and Capretto and (b) the filing and effectiveness of our certificate of incorporation that will be in effect on the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data reflects (a) the items described in footnote (1) above and (b) our receipt of estimated net proceeds from the sale of shares of Class A common stock that we are offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, working capital, total assets and total equity by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of cash, working capital, total assets and total equity by $             million, assuming the assumed initial public offering price of $         per share of Class A common stock remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and uncertainties described below, which we believe are material risks of our business and this offering. Our business, financial condition, operating results or growth prospects could be harmed by any of these risks. In such an event, the trading price of our Class A common stock could decline, and you may lose all or part of your investment. In assessing these risks, you should also refer to all of the other information contained in this prospectus, including our consolidated financial statements and related notes. Please also see “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed.

We have grown rapidly, with our net sales increasing from $312.1 million for 2016 to $399.6 million for 2017. To effectively manage our growth, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems, and expand, train and manage our employee base. Since our inception, we have rapidly increased our employee headcount to support the growth of our business. The number of our employees increased from 648 as of December 31, 2016 to 742 as of December 31, 2017. We have expanded across all areas of our business. To support continued growth, we must effectively integrate, develop and motivate a large number of new employees while maintaining our corporate culture. We face significant competition for personnel. To attract top talent, we have had to offer, and expect to continue to offer, competitive compensation and benefits packages before we can validate the productivity of new employees. We may also need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. The risks associated with a rapidly growing workforce will be particularly acute if we choose to expand into new merchandise categories and internationally. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate new hires, our efficiency, our ability to meet forecasts and our employee morale, productivity and retention could suffer, which may have an adverse effect on our business, financial condition and operating results.

We are also required to manage numerous relationships with various vendors and other third parties. Further growth of our operations, vendor base, fulfillment centers, information technology systems or internal controls and procedures may not be adequate to support our operations. If we are unable to manage the growth of our organization effectively, our business, financial condition and operating results may be adversely affected.

If we are unable to anticipate and respond to changing customer preferences and shifts in fashion and industry trends in a timely manner, our business, financial condition and operating results could be harmed.

Our success largely depends on our ability to consistently gauge tastes and trends and provide a balanced assortment of merchandise that satisfies customer demands in a timely manner. We typically enter into agreements to manufacture and purchase our merchandise in advance of the applicable selling season and our failure to anticipate, identify or react appropriately, or in a timely manner to changes in customer preferences, tastes and trends or economic conditions could lead to, among other things, missed opportunities, excess inventory or inventory shortages, markdowns and write-offs, all of which could negatively impact our profitability and have a material adverse effect on our business, financial condition and operating results. Failure to respond to changing customer preferences and fashion trends could also negatively impact our brand image with our customers and result in diminished brand loyalty.

Our business depends on our ability to maintain a strong community of brands, engaged customers and influencers. We may not be able to maintain and enhance our existing brand community if we receive customer complaints, negative publicity or otherwise fail to live up to consumers' expectations, which could materially adversely affect our business, operating results and growth prospects.

Over the course of 2017, we offered over 900 emerging and established brands through REVOLVE, including 19 brands developed and owned by us, which we refer to as owned brands, and over 300 brands through FORWARD, but we have a limited operating history with many of these brands. Our ability to identify new brands and maintain and enhance our relationships with our existing brands are critical to expanding our base of customers. A significant portion of our customers' experience depends on third parties outside of our control, including vendors, suppliers and logistics providers such as FedEx, UPS and the U.S. Postal Service. If these third parties do not meet our or our customers' expectations or if they increase their rates, our business may suffer irreparable damage or our costs may increase. In addition, maintaining and enhancing relationships with third-party brands may require us to make substantial investments, and these investments may not be successful. Also, if we fail to promote and maintain our brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to provide high quality products to our customers and a reliable, trustworthy and profitable sales channel to our vendors, which we may not do successfully.

Customer complaints or negative publicity about our sites, products, product delivery times, customer data handling and security practices or customer support, especially on blogs, social media websites and our sites, could rapidly and severely diminish consumer use of our sites and consumer and supplier confidence in us and result in harm to our brands. We believe that much of the growth in our customer base to date has originated from social media and influencer-driven marketing strategy. If we are not able to develop and maintain positive relationships with our network of thousands of influencers, our ability to promote and maintain awareness of our sites and brands and leverage social media platforms to drive visits to our sites may be adversely affected.

Our industry is highly competitive and if we do not compete effectively our operating results could be adversely affected.

The retail industry is highly competitive. We compete with department stores, specialty retailers, independent retail stores, the online offerings of these traditional retail competitors and eCommerce companies that market merchandise similar to the merchandise we offer. We believe our ability to compete depends on many factors within and beyond our control, including:

•	attracting new customers and engaging with existing customers;
•	cultivating our relationships with our customers;
•	further developing our data analytics capabilities;
•	maintaining favorable brand recognition and effectively marketing our services to customers;
•	the amount, diversity and quality of brands and merchandise that we or our competitors offer;
•	expanding and maintaining appealing owned brands and merchandise;
•	the price at which we are able to offer our merchandise;
•	maintaining and growing our market share;

•	price fluctuations or demand disruptions of our third-party vendors;
•	the speed and cost at which we can deliver merchandise to our customers and the ease with which they can use our services to return merchandise; and
•	anticipating and quickly responding to changing apparel trends and consumer shopping preferences.

We expect competition to increase as other established and emerging companies enter the markets in which we compete, as customer requirements evolve and as new products and technologies are introduced.

Many of our current competitors have, and potential competitors may have, longer operating histories, larger fulfillment infrastructures, greater technical capabilities, faster shipping times, lower-cost shipping, larger databases, greater financial, marketing, institutional and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater revenue and profits from their existing customer bases, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in apparel trends and consumer shopping behavior. These competitors may engage in more extensive research and development efforts, enter or expand their presence in the personalized retail market, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies, which may allow them to build larger customer bases or generate revenue from their existing customer bases more effectively than we do. If we fail to execute on any of the above better than our competitors, our operating results may be adversely affected.

Competition, along with other factors such as consolidation within the retail industry and changes in consumer spending patterns, could also result in significant pricing pressure. These factors may cause us to reduce prices to our customers, which could cause our gross margins to decline if we are unable to appropriately manage inventory levels and/or otherwise offset price reductions with comparable reductions in our operating costs. If our prices decline and we fail to sufficiently reduce our product costs or operating expenses, our profitability may decline, which could have a material adverse effect on our business, financial condition and operating results.

We may be unable to accurately forecast net sales and appropriately plan our expenses in the future.

We base our current and future expense levels on our operating forecasts and estimates of future net sales and gross margins. Net sales and operating results are difficult to forecast because they generally depend on the volume, timing and type of the orders we receive, all of which are uncertain. In addition, we cannot be sure the same growth rates, trends and other key performance metrics are meaningful predictors of future growth. Our business is affected by general economic and business conditions in the United States, and we anticipate that it will be increasingly affected by conditions in international markets. In addition, we experience seasonal trends in our business, and our mix of product offerings is highly variable from day-to-day and quarter-to-quarter. This variability makes it difficult to predict sales and could result in significant fluctuations in our net sales, margins and profitability from period-to-period. A significant portion of our expenses is fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net sales. Any failure to accurately predict net sales or gross margins could cause our operating results to be lower than expected, which could materially adversely affect our financial condition and stock price.

Our recent growth rates may not be sustainable or indicative of our future growth.

Although our net sales and profitability have grown rapidly, this should not be considered as indicative of our future performance. We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our net sales could decline or grow more slowly than we expect.

We believe that our continued revenue growth will depend upon, among other factors, our ability to:

•	identify new and emerging brands, maintain relationships with emerging and established brands, and develop and grow existing owned brands or develop new owned brands;
•	acquire new customers and retain existing customers;
•	develop new features to enhance the consumer experience on our sites;
•	increase the frequency with which new and repeat customers purchase products on our sites through merchandising, data analytics and technology;
•	add new suppliers and deepen our relationships with our existing suppliers;
•	enhance and scale the systems our consumers use to interact with our sites and invest in our infrastructure platform;
•	target additional categories and price points beyond premium apparel for millennials, such as beauty, luxury, men’s apparel and lower price points;
•	expand internationally; and
•	pursue strategic acquisitions.

We cannot assure you we will be able to achieve any of the foregoing. Our customer base may not continue to grow or may decline as a result of increased competition and the maturation of our business. Failure to continue our revenue growth rates could have a material adverse effect on our financial condition and operating results. You should not rely on our historical rate of revenue growth as an indication of our future performance or the rate of growth we may experience in any new category or internationally. International markets have historically grown, and we expect will continue to grow, at a slower rate at least until we have more infrastructure in place in those markets.

Use of social media and influencers may materially and adversely affect our reputation or subject us to fines or other penalties.

We use third-party social media platforms as, among other things, marketing tools. For example, we maintain Instagram, Snapchat, Facebook, Twitter, Pinterest, YouTube and Google+ accounts. We also maintain relationships with thousands of social media influencers and engage in sponsorship initiatives. As existing eCommerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools or if the social media platforms we use do not evolve quickly enough for us to fully optimize such platforms, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of social media influencers, our sponsors or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and operating results.

In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the FTC has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship between an influencer and an advertiser. We do not regularly monitor or prescribe what our influencers post, and if we were held responsible for the content of their posts, we could be forced to alter our practices, which could have an adverse impact on our business.

Negative commentary regarding us, our products or influencers and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Influencers with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our customers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. Our target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate, without affording us an opportunity for redress or correction.

Our quarterly operating results may fluctuate, which could cause our stock price to decline.

Our quarterly operating results may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in these risk factors as well as the following:

•

fluctuations in net sales generated from the brands on our sites, including as a result of seasonality and the timing and success of events that we host, such as our annual #REVOLVEfestival in the Coachella Valley;

•	fluctuations in product mix between sites and between owned and non-owned brands;
•	fluctuations in the levels or quality of inventory;
•	fluctuations in capacity as we expand our operations;
•	our success in engaging existing customers and attracting new customers;
•	the amount and timing of our operating expenses;
•	the timing and success of new products and brands we introduce;
•	the impact of competitive developments and our response to those developments;
•	our ability to manage our existing business and future growth;
•	disruptions or defects in our sites, such as privacy or data security breaches; and
•	economic and market conditions, particularly those affecting our industry.

Fluctuations in our quarterly operating results may cause those results to fall below the expectations of analysts or investors, which could cause the price of our Class A common stock to decline. Fluctuations in our results could also cause a number of other problems. For example, analysts or investors might change their models for valuing our Class A common stock, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish and other unanticipated issues may arise.

In addition, we believe that our quarterly operating results may vary in the future and that period-to-period comparisons of our operating results may not be meaningful. For example, our historical growth may have overshadowed the seasonal effects on our historical operating results. These seasonal effects may become more pronounced over time, which could also cause our operating results to fluctuate. You should not rely on the results of one quarter as an indication of future performance.

If we fail to acquire new customers, or fail to do so in a cost-effective manner, we may not be able to increase net sales or maintain profitability.

Our success depends on our ability to acquire customers in a cost-effective manner. In order to expand our customer base, we must appeal to and acquire customers who have historically used other means of commerce in shopping for apparel and may prefer alternatives to our offerings, such as traditional brick-and-mortar retailers and the websites of our competitors. We have made significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. For example, we engage in social media marketing campaigns and maintain relationships with thousands of social media and celebrity influencers. Such campaigns are expensive and may not result in the cost-effective acquisition of customers. We cannot assure you that the net profit from new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver a quality shopping experience, or if consumers do not perceive the products we offer to be of high value and quality, we may not be able to acquire new customers. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our net sales may decrease, and our business, financial condition and operating results may be materially adversely affected.

We also seek to engage with our customers and build awareness of our brands through sponsoring unique events and experiences such as #REVOLVEfestival” and #REVOLVEaroundtheworld,” as well as short-term pop-up retail experiences. We anticipate that our marketing initiatives may become increasingly expensive as competition increases, and generating a meaningful return on those initiatives may be difficult. If our marketing efforts are not successful in promoting awareness of our brands and products, driving customer engagement or attracting new customers, or if we are not able to cost-effectively manage our marketing expenses, our operating results will be adversely affected.

We obtain a significant amount of traffic via social networking websites or other channels used by our current and prospective customers. As eCommerce and social networking continue to rapidly evolve, we must continue to establish relationships with these channels and may be unable to develop or maintain these relationships on acceptable terms. We also use paid and non-paid advertising. We acquire and retain customers through retargeting, paid search/product listing ads, affiliate marketing, paid social, personalized email marketing and mobile “push” communications through our app. If we are unable to cost-effectively drive traffic to our sites, our ability to acquire new customers and our financial condition would suffer.

If we fail to retain existing customers, or fail to maintain average order value levels, we may not be able to maintain our revenue base and margins, which would have a material adverse effect on our business and operating results.

A significant portion of our net sales are generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large purchases of the merchandise we offer. If existing customers no longer find our offerings appealing, or if we are unable to timely update our offerings to meet current trends and customer demands, our existing customers may make fewer or smaller purchases in the future. A decrease in the number of our customers who make repeat purchases or a decrease in their spending on the merchandise we offer could negatively impact our operating results. Further, we believe that our future success will depend in part on our ability to increase sales to our existing customers over time, and if we are unable to do so, our business may suffer. If we fail to generate repeat purchases or maintain high levels of customer engagement and average order value, our growth prospects, operating results and financial condition could be materially adversely affected.

We purchase inventory in anticipation of sales, and if we are unable to manage our inventory effectively, our operating results could be adversely affected.

Our business requires us to manage a large volume of inventory effectively. We add over 1,000 new styles to our sites in a typical week, and we depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory of stock-keeping units, or SKUs. Demand for products, however, can change significantly between the time inventory is ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our consumers may not purchase products in the quantities that we expect.

Seasonality in our business does not follow that of traditional retailers, such as typical concentration of net sales in the holiday quarter. We believe our results are impacted by a pattern of increased sales leading up to #REVOLVEfestival in April and during the early summer months, which results in increased sales during the second quarter of each fiscal year. We also believe that we have experienced slower growth in orders placed and active customers during the first quarter. We expect this seasonality to continue in future years.

It may be difficult to accurately forecast demand and determine appropriate levels of product. We generally do not have the right to return unsold products to our suppliers. If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our business, financial condition and operating results.

Merchandise returns could harm our business.

We allow our customers to return products, subject to our return policy. If merchandise return economics become less efficient, our business, financial condition and operating results could be harmed. Further, we modify our policies relating to returns from time to time, which may result in customer dissatisfaction or an increase in the number of product returns. From time to time our products are damaged in transit, which can increase return rates and harm our brand.

We rely on consumer discretionary spending, which may be adversely affected by economic downturns and other macroeconomic conditions or trends.

Our business and operating results are subject to global economic conditions and their impact on consumer discretionary spending. Some of the factors that may negatively influence consumer spending include high levels of unemployment, higher consumer debt levels, reductions in net worth, declines in asset values and related market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices and general uncertainty regarding the overall future political and economic environment. Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes, tropical storms and wildfires. Consumer purchases of discretionary items, including the merchandise that we offer, generally decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. For example, our business was adversely affected by the Great Recession in 2008.

Adverse economic changes could reduce consumer confidence, and thereby could negatively affect our operating results. In challenging and uncertain economic environments, we cannot predict when macroeconomic uncertainty may arise, whether or when such circumstances may improve or worsen or what impact such circumstances could have on our business.

Our inability to identify, develop and introduce new merchandise offerings in a timely and cost-effective manner may damage our business, financial condition and operating results.

The retail industry is driven in part by fashion and beauty trends, which may shift quickly. Our continued success depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer preferences for products, consumer attitudes toward our industry and brand and where and how consumers shop for those products. We must continually work to develop, produce and market new products, maintain and enhance the recognition of our brands, maintain a favorable mix of products and develop our approach as to how and where we market and sell our products.

We have an established process for the identification, development, evaluation and validation of our new products. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected consequences. For example, sales of our new products may not be as high as we anticipate, due to lack of acceptance of the products themselves or their price, or limited effectiveness of our marketing strategies. In addition, our ability to launch new products may be limited by delays or difficulties affecting the ability of our suppliers or manufacturers to timely manufacture, distribute and ship new products. Sales of new products may also be affected by inventory management. We may also experience a decrease in sales of certain existing products as a result of newly-launched products. Any of these occurrences could delay or impede our ability to achieve our sales objectives, which could have a material adverse effect on our business, financial condition and operating results.

As part of our ongoing business strategy we expect we will need to continue to introduce new products in our traditional product categories of clothing, shoes and accessories, while also expanding our product launches into adjacent categories in which we may have little to no operating experience. For example, in December 2016, we launched REVOLVE Beauty, which now includes over 175 brands in skincare, cosmetics and haircare. The success of product launches in adjacent categories could be hampered by our relative inexperience operating in such categories, the strength of our competitors or any of the other risks referred to above. Furthermore, any expansion into new product categories may prove to be an operational and financial constraint which inhibits our ability to successfully accomplish such expansion. Our inability to introduce successful products in our traditional categories or in adjacent categories could limit our future growth and have a material adverse effect on our business, financial condition and operating results.

There is no assurance that consumers will continue to purchase our products in the future. Customers may consider our offerings to be premium products and purchase fewer or lower-priced products if their discretionary income decreases. During periods of economic uncertainty, we may need to reduce prices in response to competitive pressures or otherwise, to maintain sales, which may adversely affect margins and profitability.

Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing and warehousing.

A majority of the merchandise we offer on our sites is sourced from third-party vendors, and as a result we may be subject to price fluctuations or demand disruptions. Our operating results would be negatively impacted by increases in the prices of our merchandise, and we have no guarantees that prices will not rise. In addition, as we expand into new categories and product types, we expect that we may not have strong purchasing power in these new areas, which could lead to higher prices than we have historically seen in our current categories. We may not be able to pass increased prices on to customers, which could adversely affect our operating results. Moreover, in the event of a significant disruption in the supply of the fabrics or raw materials used in the manufacture of the merchandise we offer, we and the vendors that we work with might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price.

In addition, merchandise and materials we receive from vendors and suppliers may not be of sufficient quality or free from damage, or such merchandise may be damaged during shipping, while stored in one of our fulfillment centers or when returned by customers. We may incur additional expenses and our reputation could be harmed if customers and potential customers believe that our merchandise does not meet their expectations, is not properly labeled or is damaged.

If we do not successfully optimize, operate and manage the expansion of capacity of our fulfillment centers, our business, financial condition and operating results could be harmed.

If we do not optimize and operate our fulfillment centers successfully and efficiently, it could result in excess or insufficient fulfillment capacity, an increase in costs or impairment charges or harm our business in other ways. If we do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers.

We have designed and built our own fulfillment center infrastructure, including customizing third-party inventory and package handling software systems, which is tailored to meet the specific needs of our business. If we continue to add fulfillment and warehouse capabilities, add new businesses or categories with different fulfillment requirements or change the mix in products that we sell, our fulfillment network will become increasingly complex and operating it will become more challenging. Failure to successfully address such challenges in a cost-effective and timely manner could impair our ability to timely deliver our customers’ purchases and could harm our reputation and ultimately, our business, financial condition and operating results.

Our current fulfillment center network has the capability to handle limited growth with the current mix of product offerings before additional capacity will be required. We anticipate the need to increase fulfillment center capacity by June 2019. The expansion of our fulfillment center capacity will put pressure on our managerial, financial, operational and other resources. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. If we are unable to secure new facilities for the expansion of our fulfillment operations or to effectively control expansion-related expenses, our business, prospects, financial condition and operating results could be materially and adversely affected. If we grow faster than we anticipate, we may exceed our fulfillment center capacity sooner than we anticipate, we may experience problems fulfilling orders in a timely manner or our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers, and we would need to increase our capital expenditures more than anticipated. Many of the expenses and investments with respect to our fulfillment centers are fixed, and any expansion of such fulfillment centers will require additional investment of capital. We expect to incur higher capital expenditures in the future for our fulfillment center operations. We may incur such expenses or make such investments in advance of expected sales, and such expected sales may not occur.

We rely on third-party suppliers, manufacturers, distributors and other vendors, and they may not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause consumer dissatisfaction, and require us to find alternative suppliers of our products or services.

We do not own or operate any manufacturing facilities. We use multiple third-party suppliers and manufacturers based primarily in China and, to a lesser extent, the United States and India to source and manufacture all of our products under our owned brands. We engage our third-party suppliers and manufacturers on a purchase order basis and are not party to long-term contracts with any of them. The ability of these third parties to supply and manufacture our products may be affected by competing orders placed by other customers and the demands of those customers. If we experience significant increases in demand, or need to replace a significant number of existing suppliers or manufacturers, there can be no assurance that additional supply and manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer will allocate sufficient capacity to us in order to meet our requirements.

In addition, quality control problems, such as the use of materials and delivery of products that do not meet our quality control standards and specifications or comply with applicable laws or regulations, could harm our business. In the past, we have experienced negative press and government enforcement actions as a result of our vendors’ failure to comply with certain applicable laws and regulations, and may experience similar negative press as a result of any future non-compliance by our vendors. We do not regularly inspect these vendors and quality control problems could result in regulatory action, such as restrictions on importation, products of inferior quality or product stock outages or shortages, harming our sales and creating inventory write-downs for unusable products.

We have also outsourced portions of our distribution process, as well as certain technology-related functions, to third-party service providers. Specifically, we rely on third parties in a number of foreign countries, we are dependent on third-party vendors for credit card processing, and we use third-party hosting and networking providers to host our sites. The failure of one or more of these entities to provide the expected services on a timely basis, or at all, or at the prices we expect, or the costs and disruption incurred in changing these outsourced functions to being performed under our management and direct control or that of a third party, may have a material adverse effect on our business, financial condition and results of operations. We are not party to long-term contracts with some of our distributors, and upon expiration of these existing agreements, we may not be able to renegotiate the terms on a commercially reasonable basis, or at all.

Further, our third-party manufacturers, suppliers and distributors may:

•	have economic or business interests or goals that are inconsistent with ours;
•	take actions contrary to our instructions, requests, policies or objectives;
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be unable or unwilling to fulfill their obligations under relevant purchase orders, including obligations to meet our production deadlines, quality standards, pricing guidelines and product specifications, and to comply with applicable regulations, including those regarding the safety and quality of products;

•	have financial difficulties;
•	encounter raw material or labor shortages;
•	encounter increases in raw material or labor costs which may affect our procurement costs;
•	disclose our confidential information or intellectual property to competitors or third parties;
•	engage in activities or employ practices that may harm our reputation; and
•	work with, be acquired by, or come under control of, our competitors.

Shipping is a critical part of our business and any changes in our shipping arrangements or any interruptions in shipping could adversely affect our operating results.

We primarily rely on two major vendors for our shipping. If we are not able to negotiate acceptable pricing and other terms with these entities or they experience performance problems or other difficulties, it could negatively impact our operating results and our customer experience. In addition, our ability to receive inbound inventory efficiently and ship merchandise to customers may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, trade embargoes and similar factors. For example, strikes at major international shipping ports have in the past impacted our supply of inventory from our vendors, and the escalating trade dispute between the United States and China could lead to increased tariffs on our goods and restrict the flow of the goods between the United States and China. We are also subject to risks of damage or loss during delivery by our shipping vendors. If our merchandise is not delivered in a timely fashion or is damaged or lost during the delivery process, our customers could become dissatisfied and cease shopping on our sites, which would adversely affect our business and operating results.

Our failure to adequately and effectively staff our fulfillment centers, through third parties or with our own employees, could adversely affect our customer experience and operating results.

We currently receive and distribute merchandise at fulfillment centers in the United States, none of which are operated by a third party. If we are unable to adequately staff our fulfillment centers to meet demand or if the cost of such staffing is higher than historical or projected costs due to mandated wage increases, regulatory changes, international expansion or other factors, our operating results could be harmed. In addition, operating fulfillment centers comes with potential risks, such as workplace safety issues and employment claims for the failure or alleged failure to comply with labor laws or laws respecting union organizing activities. Any such issues may result in delays in shipping times or packing quality, and our reputation and operating results may be harmed.

Any failure by us or our vendors to comply with product safety, labor or other laws, or to provide safe conditions for our or their workers may damage our reputation and brand and harm our business.

The merchandise we sell to our customers is subject to regulation by the Federal Consumer Product Safety Commission, the Federal Trade Commission and similar state and international regulatory authorities. As a result, such merchandise could be in the future subject to recalls and other remedial actions. Product safety, labeling and licensing concerns may require us to voluntarily remove selected merchandise from our inventory. Such recalls or voluntary removal of merchandise can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs and legal expenses, which could have a material adverse effect on our operating results.

We purchase our merchandise from numerous domestic and international vendors. Failure of our vendors to comply with applicable laws and regulations and contractual requirements could lead to litigation against us, resulting in increased legal expenses and costs. In addition, the failure of any such vendors to provide safe and humane factory conditions and oversight at their facilities could damage our reputation with customers or result in legal claims against us.

If our suppliers fail to use ethical business practices and fail to comply with changing laws and regulations, our brand image could be harmed due to negative publicity.

Our core values, which include developing the highest quality products while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical or improper business practices, whether real or perceived. We do not control our suppliers and manufacturers or their business, and they may not comply with our guidelines or the law. A lack of compliance could lead to reduced sales or recalls or damage to our brand or cause us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. In addition, we rely on our manufacturers’ and suppliers’ compliance reporting in order to comply with regulations applicable to our products. This is further complicated by the fact that expectations of ethical business practices continually evolve and may be substantially more demanding than applicable legal requirements. Ethical business practices are also driven in part by legal developments and by diverse groups active in publicizing and organizing public responses to perceived ethical shortcomings. Accordingly, we cannot predict how such regulations or expectations might develop in the future and cannot be certain that our guidelines or current practices would satisfy all parties who are active in monitoring our products or other business practices worldwide.

Certain of our key operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain key operating metrics using internal data analytics tools, which have certain limitations. In addition, we rely on data received from third parties, including third-party platforms, to track certain performance indicators. Data from both such sources may include information relating to fraudulent accounts and interactions with our sites or the social media accounts of our influencers (including as a result of the use of bots, or other automated or manual mechanisms to generate false impressions that are delivered through our sites or their accounts).  We have only a limited ability to verify data from our sites or third parties, and perpetrators of fraudulent impressions may change their tactics and may become more sophisticated, which would make it still more difficult to detect such activity.

Our methodologies for tracking metrics may also change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the internal data analytics tools we use or issues with the data received from third parties, or if our internal data analytics tools contain algorithmic or other technical errors, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies.

If our performance metrics are not accurate representations of the reach or monetization of our network, if we discover material inaccuracies in our metrics or the data on which such metrics are based, or if we can no longer calculate any of our key performance metrics with a sufficient degree of accuracy and cannot find an adequate replacement for the metric, our business, financial condition and operating results could be adversely affected..

Increases in labor costs, including wages, could adversely affect our business, financial condition and results of operations.

Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. From time to time, legislative proposals are made to increase the federal minimum wage in the United States, as well as the minimum wage in California and a number of other states and municipalities, and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase or related laws and regulations change, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. Any increase in the cost of our labor could have an adverse effect on our business, financial condition and results of operations or if we fail to pay such higher wages we could suffer increased employee turnover. Increases in labor costs could force us to increase prices, which could adversely impact our sales. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could have a material adverse effect on our business, financial condition and results of operations. In particular, the job market in Southern California, where our principal offices and fulfillment centers as well as the majority of our employees are located, is very competitive.

Developments in labor and employment law and any unionizing efforts by employees could have a material adverse effect on our results of operations.

We face the risk that Congress, federal agencies or one or more states could approve legislation or regulations significantly affecting our businesses and our relationship with our employees, such as the previously proposed federal legislation referred to as the Employee Free Choice Act, which would have substantially liberalized the procedures for union organization. None of our domestic employees are currently covered by a collective bargaining agreement, but any attempt by our employees to organize a labor union could result in increased legal and other associated costs. Additionally, given the National Labor Relations Board's "speedy election" rule, our ability to timely and effectively address any unionizing efforts would be difficult. If we enter into a collective bargaining agreement with our domestic employees, the terms could materially adversely affect our costs, efficiency and ability to generate acceptable returns on the affected operations.

Additionally, the Department of Labor issued a final rule in 2016 raising the minimum salary basis exemption from overtime payments for executive, administrative and professional employees. The rule increases the minimum salary from the current amount of $23,660 to $47,476 and up to 10% of non-discretionary bonus, commission and other incentive payments can be counted towards the minimum salary requirement. The rule was scheduled to go into effect on December 1, 2016. The rule was temporarily enjoined from going into effect in November 2016, and later invalidated in August 2017, after several states and business groups filed separate lawsuits against the Department of Labor challenging the rule. However, any future rule similar to this rule that impacts the way we classify certain positions, increases our payment of overtime wages or increases the salaries we are required to pay to currently exempt employees to maintain their exempt status may have a material adverse effect on our business, financial condition and results of operations.

If sensitive information about our customers is disclosed, or if we or our third-party providers are subject to cyberattacks, our customers may curtail use of our platform, we may be exposed to liability and our reputation would suffer.

We collect, transmit and store personal and financial information provided by our customers, such as names, email addresses, the details of transactions and credit card and other financial information. Some of our third-party service providers, such as identity verification and payment processing providers, also regularly have access to customer data. In an effort to protect sensitive information, we rely on a variety of security measures, including encryption and authentication technology licensed from third parties. However, advances in computer capabilities, increasingly sophisticated tools and methods used by hackers and cyber terrorists, new discoveries in the field of cryptography or other developments may result in our failure or inability to adequately protect sensitive information.

Our servers are located in close proximity to one another in Southern California and are vulnerable to power outages, telecommunications failures and catastrophic events. Like other online services, they are also vulnerable to computer viruses, break-ins, phishing attacks, ransomware attacks, denial-of-service attacks and other cyberattacks. Any of these incidents could lead to interruptions or shutdowns of our platform, loss or corruption of data, or unauthorized access to or disclosure of personal data or other sensitive information. Cyberattacks could also result in the theft of our intellectual property. If we gain greater visibility, we may face a higher risk of being targeted by cyberattacks. Advances in computer capabilities, new technological discoveries or other developments may result in cyberattacks becoming more sophisticated and more difficult to detect. We and our third-party service providers may not have the resources or technical sophistication to anticipate or prevent all such cyberattacks. Moreover, techniques used to obtain unauthorized access to systems change frequently and may not be known until launched against us or our third-party service providers. Security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees, our third-party service providers, or their personnel.

We and our third-party service providers regularly experience cyberattacks aimed at disrupting our and their services. If we or our third-party service providers experience, or are believed to have experienced, security breaches that result in marketplace performance or availability problems or the loss or corruption of, or unauthorized access to or disclosure of, personal data or confidential information, people may become unwilling to provide us the information necessary make purchases on our sites. Existing customers may also decrease their purchases or close their accounts altogether. We could also face potential liability and litigation, which may not be adequately covered by insurance. Any of these results could harm our growth prospects, our business and our reputation.

Failure to comply with federal, state and international laws and regulations and our contractual obligations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

We collect and maintain significant amounts of personal data and other data relating to our customers and employees. A variety of federal, state and international laws and regulations, and certain industry standards, govern or apply to our collection, use, retention, sharing and security of consumer data. We are subject to certain laws, regulations, contractual obligations and industry standards (including, for example, the Payment Card Industry Data Security Standard, or PCI-DSS) relating to privacy, data protection, information security and consumer protection, which are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices likely have not complied or may not comply in the future with all such laws, regulations, requirements and obligations. Any failure, or perceived failure, by us to comply with our privacy policies or with any federal, state or international laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal or contractual obligations relating to privacy, data protection, information security or consumer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities or others or other liabilities or require us to change our operations and/or cease or modify our use of certain data sets. Any such claim, proceeding or action could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and suppliers or an inability to process credit card payments and may result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Federal, state and international governmental authorities continue to evaluate the privacy implications inherent in the use of third-party "cookies" and other methods of online tracking for behavioral advertising and other purposes. U.S. and foreign governments have enacted, have considered or are considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. Regulation of the use of these cookies and other online tracking and advertising practices, or a loss in our ability to make effective use of services that employ such technologies, could increase our costs of operations and limit our ability to track trends, optimize our product assortment or acquire new customers on cost-effective terms and consequently, materially adversely affect our business, financial condition and operating results.

Foreign laws and regulations relating to privacy, data protection, information security and consumer protection often are more restrictive than those in the United States. The European Union, for example, traditionally has imposed stricter obligations under its laws and regulations relating to privacy, data protection and consumer protection than the United States. In May 2018 the European Union's new regulation governing data practices and privacy called the General Data Protection Regulation, or GDPR, became effective and substantially replaced the data protection laws of the individual European Union member states. The law requires companies to meet more stringent requirements regarding the handling of personal data of individuals in the EU than were required under predecessor EU requirements. In the United Kingdom, a Data Protection Bill that substantially implements the GDPR also became law in May 2018. The law also increases the penalties for non-compliance, which may result in monetary penalties of up to 20.0 million Euros or 4% of a company's worldwide turnover, whichever is higher. The GDPR and other similar regulations require companies to give specific types of notice and in some cases seek consent from consumers and other data subjects before collecting or using their data for certain purposes, including some marketing activities. Outside of the European Union, many countries have laws, regulations, or other requirements relating to privacy, data protection, information security, and consumer protection, and new countries are adopting such legislation or other obligations with increasing frequency. Many of these laws may require consent from consumers for the use of data for various purposes, including marketing, which may reduce our ability to market our products. There is no harmonized approach to these laws and regulations globally. Consequently, we would increase our risk of non-compliance with applicable foreign data protection laws by expanding internationally. We may need to change and limit the way we use personal information in operating our business and may have difficulty maintaining a single operating model that is compliant. In addition, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security and consumer protection. For example, California recently enacted the California Consumer Privacy Act, or CCPA, which will, among other things, require new disclosures to California consumers and afford such consumers new abilities to opt out of certain sales of personal information, when it goes into effect on January 1, 2020. Legislators have stated that they intend to propose amendments to the CCPA before it goes into effect, and it remains unclear what, if any, modifications will be made to this legislation or how it will be interpreted. The effects of the CCPA potentially are significant, however, and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. As a general matter, compliance with laws, regulations, and any applicable rules or guidance from self-regulatory organizations relating to privacy, data protection, information security and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to acquire customers, and otherwise adversely affect our business, financial condition and operating results.

System interruptions that impair customer access to our sites or other performance failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability and availability of our sites, transaction-processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels.

We currently use two redundant third-party data center hosting facilities in Los Angeles County, California. If the facilities where the computer and communications hardware are located fail, or if we suffer an interruption or degradation of services at our main facility, we could lose customer data and miss order fulfillment deadlines, which could harm our business. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, cyberattacks, data loss, acts of war, break-ins, earthquake and similar events. In the event of a failure of our main facility, the failover to our back-up facility could take substantial time, during which time our sites could be completely shut down. Our back-up facility is designed to support transaction volume at a level slightly above our average daily sales, but is not adequate to support spikes in demand. The back-up facility may not process effectively during time of higher traffic to our sites and may process transactions more slowly and may not support all of our sites' functionality.

We use complex custom-built proprietary software in our technology infrastructure, which we seek to continually update and improve. We may not always be successful in executing these upgrades and improvements, and the operation of our systems may be subject to failure. In particular, we have in the past and may in the future experience slowdowns or interruptions in some or all of our sites when we are updating them, and new technologies or infrastructures may not be fully integrated with existing systems on a timely basis, or at all. Additionally, if we expand our use of third-party services, including cloud-based services, our technology infrastructure may be subject to increased risk of slowdown or interruption as a result of integration with such services and/or failures by such third parties, which are out of our control. Our net sales depend on the number of visitors who shop on our sites and the volume of orders we can handle. Unavailability of our sites or reduced order fulfillment performance would reduce the volume of goods sold and could also materially adversely affect consumer perception of our brand. We may experience periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or seasonal trends in our business, place additional demands on our technology platform and could cause or exacerbate slowdowns or interruptions. If there is a substantial increase in the volume of traffic on our sites or the number of orders placed by customers, we will be required to further expand, scale and upgrade our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our sites or expand, scale and upgrade our technology, systems and infrastructure to accommodate such increases on a timely basis. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our sites, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the eCommerce industry. Accordingly, we redesign and enhance various functions on our sites on a regular basis, and we may experience instability and performance issues as a result of these changes.

Any slowdown or failure of our sites and the underlying technology infrastructure could harm our business, reputation and our ability to acquire, retain and serve our customers, which could materially adversely affect our results of operations and our business interruption insurance may not be sufficient to compensate us for the losses that could occur.

We are increasingly dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We rely on information technology networks and systems to market and sell our products, to process, transmit and store electronic and financial information, to manage a variety of business processes and activities and to comply with regulatory, legal and tax requirements. We are increasingly dependent on a variety of information systems to effectively process customer orders. We depend on our information technology infrastructure for digital marketing activities and for electronic communications among our personnel, customers, manufacturers and suppliers around the world. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. Any material disruption of our systems, or the systems of our third-party service providers, could disrupt our ability to track, record and analyze the products that we sell and could negatively impact our operations, shipment of goods, ability to process financial information and transactions, and our ability to receive and process retail customers and eCommerce orders or engage in normal business activities. If our information technology systems suffer damage, disruption or shutdown and we do not effectively resolve the issues in a timely manner, our business, financial condition and results of operations may be materially and adversely affected, and we could experience delays in reporting our financial results.

Our eCommerce operations are important to our business. Our website serves as an effective extension of our marketing strategies by exposing potential new consumers to our brand, product offerings and enhanced content. Due to the importance of our website and eCommerce operations, we are vulnerable to website downtime and other technical failures. Our failure to successfully respond to these risks could reduce eCommerce sales and damage our brand’s reputation.

We must successfully maintain, scale and upgrade our information technology systems, and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We have identified the need to significantly expand, scale and improve our information technology systems and personnel to support recent and expected future growth. As such, we are in process of implementing, and will continue to invest in and implement, significant modifications and upgrades to our information technology systems and procedures, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality, hiring employees with information technology expertise and building new policies, procedures, training programs and monitoring tools. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to leverage our eCommerce channels, fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, acquisition and retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures, or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and have a material adverse effect on our business, financial condition and results of operations.

Some of our software and systems contain open source software, which may pose particular risks to our proprietary applications.

We use open source software in the applications we have developed to operate our business and will use open source software in the future. We may face claims from third parties demanding the release or license of the open source software or derivative works that we developed from such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement. In addition, our use of open source software may present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business and operating results.

Our software is highly complex and may contain undetected errors.

The software underlying our sites is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. We rely heavily on a software engineering practice known as “continuous deployment,” meaning that we typically release software code multiple times per day. This practice may result in the more frequent introduction of errors or vulnerabilities into the software underlying our platform. Any errors or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of members, disruption to our eCommerce channels, loss of revenue or liability for damages, any of which could adversely affect our growth prospects and our business.

Our business may be adversely affected if we are unable to provide our customers a cost-effective shopping platform that is able to respond and adapt to rapid changes in technology.

The number of people who access the Internet through devices other than personal computers, including mobile phones, smartphones, handheld computers such as notebooks and tablets, video game consoles, and television set-top devices, has increased dramatically in the past few years. The smaller screen size, functionality, and memory associated with some alternative devices may make the use of our sites and purchasing our products more difficult. The versions of our sites developed for these devices may not be compelling to consumers. In addition, it is time consuming and costly to keep pace with rapidly changing and continuously evolving technology. We launched our mobile applications for REVOLVE and FORWARD in 2013, and all of our North American sites and a majority of our international sites are mobile-optimized. In 2017, 41.6% of orders were placed from a mobile device. However, we cannot be certain that our mobile application or our mobile-optimized sites will be successful in the future.

As existing mobile devices and platforms evolve and new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in adjusting and developing applications for changed and alternative devices and platforms, and we may need to devote significant resources to the creation, support and maintenance of such applications. If we are unable to attract consumers to our websites through these devices or are slow to develop a version of our websites that is more compatible with alternative devices or a mobile application, we may fail to capture a significant share of consumers in the fashion retail market, which could materially and adversely affect our business.

Further, we continually upgrade existing technologies and business applications, and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure. In the event that it is more difficult for our customers to buy products from us on their mobile devices, or if our customers choose not to buy products from us on their mobile devices or to use mobile products that do not offer access to our websites, our customer growth could be harmed and our business, financial condition and operating results may be materially adversely affected.

Government regulation of the Internet and eCommerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and eCommerce. Existing and future regulations and laws could impede the growth of the Internet, eCommerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy, data protection, data security, anti-spam, content protection, electronic contracts and communications, consumer protection, Internet neutrality and gift cards. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as many of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or eCommerce. It is possible that general business regulations and laws, or those specifically governing the Internet or eCommerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our sites by consumers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. In addition, it is possible that governments of one or more countries may seek to censor content available on our sites or may even attempt to completely block access to our sites. Adverse legal or regulatory developments could substantially harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries, our ability to retain or increase our customer base may be adversely affected, and we may not be able to maintain or grow our net sales and expand our business as anticipated.

If we cannot successfully protect our intellectual property, our business would suffer.

We rely on trademark, copyright, trade secrets, confidentiality agreements and other practices to protect our brands, designs, proprietary information, technologies and processes. Our principal trademark assets include the registered trademarks “REVOLVE,” “FORWARD BY ELYSE WALKER” and multiple owned brand names and our logos and taglines. Our trademarks are valuable assets that support our brand and consumers’ perception of our services and merchandise. We also hold the rights to the “revolve.com” and “fwrd.com” Internet domain names and various other related domain names, which are subject to Internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. We have copyrights and other proprietary rights associated with our owned brands’ apparel and other products.

If we are unable to protect our trademarks or domain names in the United States or in other jurisdictions in which we may ultimately operate, our brand recognition and reputation would suffer, we would incur significant expense establishing new brands and our operating results would be adversely impacted. We expend substantial resources in the development of new high-quality products but are susceptible to counterfeiting, which may harm our reputation for producing such products and force us to incur expenses in enforcing our intellectual property rights. Counterfeiting of our products may be difficult or costly to detect and any related claims or lawsuits to enforce our rights can be expensive to resolve, require management time and resources, and may not provide a satisfactory or timely result. Despite our efforts to enforce our intellectual property rights, counterfeiters may continue to violate our intellectual property rights by using our trademarks or imitating or copying our products, which could harm our brand, reputation and financial condition. Since our products are sold internationally, we are also dependent on the laws of a range of countries to protect and enforce our intellectual property rights.

We currently have no registered copyrights, applications for copyright registrations, patents issued or applications pending in the United States or internationally. Any registered copyrights or patents that may be issued in the future may not provide us with any competitive advantages or may be challenged by third parties, and future registered copyrights or patent applications may never be granted. Even if issued, there can be no assurance that these registered copyrights or patents will adequately protect our intellectual property or survive a legal challenge, as the legal standards relating to the validity, enforceability and scope of protection of registered copyright, patent and other intellectual property rights are uncertain. Our limited registered copyright and patent protection may restrict our ability to protect our technologies and processes from competition. We primarily rely on unregistered copyrights to protect our designs and products and on trade secret laws to protect our technologies and processes, including the algorithms we use throughout our business. Others may independently develop the same or similar designs, products, technologies and processes, or may improperly acquire and use information about our technologies and processes, which may allow them to provide products or services similar to ours, which could harm our competitive position.

We may be required to spend significant resources to monitor and protect our intellectual property rights, and the efforts we take to protect our proprietary rights may not be sufficient.

The inability to acquire, use or maintain our marks and domain names for our sites could substantially harm our business, financial condition and operating results.

We currently are the registrant of marks for our brands in numerous jurisdictions and are the registrant of the Internet domain name for the websites of revolve.com and fwrd.com and our other sites, as well as various related domain names. However, we have not registered our marks or domain names in all major international jurisdictions.

Domain names generally are regulated by Internet regulatory bodies. As our business grows we may incur material costs in connection with the registration, maintenance, and protection of our marks. If we do not have or cannot obtain on reasonable terms the ability to use our marks in a particular country, or to use or register our domain name, we could be forced either to incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could materially adversely affect our business, financial condition and operating results.

Furthermore, the regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or our current brand. Also, we might not be able to prevent third parties from registering, using or retaining domain names that interfere with our consumer communications or infringe or otherwise decrease the value of our marks, domain names and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or may allow modifications of the requirements for registering, holding or using domain names. As a result, we might not be able to register, use or maintain the domain names that use the name REVOLVE, FORWARD or our brands in all of the countries in which we currently or intend to conduct business.

We may be accused of infringing intellectual property rights of third parties.

We are also at risk of claims by others that we have infringed their copyrights, trademarks or patents, or improperly used or disclosed their trade secrets. The costs of supporting any litigation or disputes related to these claims can be considerable, and we cannot assure you that we will achieve a favorable outcome of any such claim. If any such claim is valid, we may be compelled to cease our use of such intellectual property and pay damages, which could adversely affect our business. Even if such claims were not valid, defending them could be expensive and distracting, adversely affecting our operating results.

We are subject to payment-related risks.

We accept payments using a variety of methods, including credit card, gift cards, debit card, PayPal and other third-party payment vendors, which subjects us to certain regulations and the risk of fraud, and we may in the future offer new payment options to customers that would be subject to additional regulations and risks. We pay interchange and other fees in connection with credit card payments, which may increase over time and adversely affect our operating results. While we use a third party to process payments, we are subject to payment card association operating rules and certification requirements, including the PCI-DSS and rules governing electronic funds transfers. If we fail to comply with applicable rules and regulations, we may be subject to fines or higher transaction fees and may lose our ability to accept online payments or other payment card transactions. If any of these events were to occur, our business, financial condition and operating results could be adversely affected.

We may incur significant losses from fraud.

We have in the past incurred and may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that a customer did not authorize a purchase, merchant fraud and customers who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments. Although we have measures in place to detect and reduce the occurrence of fraudulent activity in our marketplace, those measures may not always be effective. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could potentially result in us paying higher fees or losing the right to accept credit cards for payment. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action and lead to expenses that could substantially impact our operating results.

We have identified a material weakness in our internal control over financial reporting and if we fail to remediate this weakness and maintain proper and effective internal controls, our ability to produce accurate and timely consolidated financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate consolidated financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. As a private company, we have not historically prepared public company financial statements. In connection with the audit of our 2017 consolidated financial statements, we have identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In connection with the audit of our 2017 consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal controls in 2017 related to the lack of resources necessary to perform adequate review of our financial information. To remediate such material weakness, we have hired additional personnel with requisite skills in both technical accounting and internal control over financial reporting. In addition, we have engaged external advisors to provide financial accounting assistance in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. We are evaluating the longer-term resource needs of our various financial functions. While we continue to implement our remediation plan, we cannot assure you we will address the underlying causes of the material weakness or that we will not identify other control deficiencies.

Implementing any appropriate changes to our internal controls and continuing to update and maintain our internal controls may distract our officers and employees, entail substantial costs to implement new processes and modify our existing processes and take significant time to complete. If we fail to enhance our internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 or the Sarbanes-Oxley Act, we may be unable to report our financial results accurately or in a timely manner, which could increase operating costs and harm our business, including our investors’ perception of our business and our share price. The actions we plan to take are subject to continued management review supported by confirmation and testing, as well as audit committee oversight. While we expect to fully remediate the material weakness, we cannot assure you that we will be able to do so in a timely manner, which could impair our ability to report our financial position.

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

We have been a private company for 15 years, and as such, we have not had the internal control and financial reporting requirements that are required of a publicly traded company. We are required to comply with the requirements of the Sarbanes-Oxley Act, following the later of the date we are deemed to be an "accelerated filer" or a "large accelerated filer," each as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the date we are no longer an "emerging growth company," as defined in the JOBS Act, which could be as early as our first fiscal year beginning after the effective date of this offering. The Sarbanes-Oxley Act requires that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation, document our controls and perform testing of our key controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

We continue to invest in more robust technology and in more resources in order to manage those reporting requirements. Implementing the appropriate changes to our internal controls and remediating our material weakness may distract our officers and employees, result in substantial costs to implement new processes or modify our existing processes and require significant time to complete. Any difficulties or delays in implementing the system could impact our ability to timely report our financial results. In addition, we currently rely on a manual process in some areas which increases our exposure to human error or intervention in reporting our financial results. For these reasons, we may encounter difficulties in the timely and accurate reporting of our financial results, which would impact our ability to provide our investors with information in a timely manner. As a result, our investors could lose confidence in our reported consolidated financial information, and our stock price could decline.

In addition, any such changes do not guarantee that we will be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy could prevent us from accurately reporting our financial results.

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

Purchases using mobile devices by consumers generally, and by our customers specifically, have increased significantly, and we expect this trend to continue. To optimize the mobile shopping experience, we are dependent on our customers downloading our specific mobile applications for their particular device or accessing our sites from an Internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the creation, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile applications into mobile devices, if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, such as those of Apple Inc. or Google Inc., if our applications receive unfavorable treatment compared to competing applications, such as the order of our products in the Apple App Store, or if we face increased costs to distribute or have customers use our mobile app. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our customers to access and use our sites on their mobile devices, or if our customers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and operating results may be materially and adversely affected.

We may expand our business through acquisitions of other businesses, which may divert management’s attention and/or prove to be unsuccessful.

We acquired Alliance, Inc. in 2014 and may acquire additional businesses or technologies in the future. Acquisitions may divert management’s time and focus from operating our business. Acquisitions also may require us to spend a substantial portion of our available cash, incur debt or other liabilities, amortize expenses related to intangible assets or incur write-offs of goodwill or other assets. In addition, integrating an acquired business or technology is risky. Completed and future acquisitions may result in unforeseen operational difficulties and expenditures associated with:

•	incorporating new businesses and technologies into our infrastructure;
•	consolidating operational and administrative functions;
•	coordinating outreach to our community;

•	maintaining morale and culture and retaining and integrating key employees;
•	maintaining or developing controls, procedures and policies (including effective internal control over financial reporting and disclosure controls and procedures); and
•

identifying assuming liabilities related to the activities of the acquired business before the acquisition, including liabilities for violations of laws and regulations, intellectual property issues, commercial disputes, taxes and other matters.

Moreover, we may not benefit from our acquisitions as we expect, or in the time frame we expect. We also may issue additional equity securities in connection with an acquisition, which could cause dilution to our stockholders. Finally, acquisitions could be viewed negatively by analysts, investors or our customers.

If we fail to attract and retain key personnel, or effectively manage succession, our business, financial condition and operating results could be adversely affected.

Our success, including our ability to anticipate and effectively respond to changing style trends, depends in part on our ability to attract and retain key personnel on our executive team, particularly our co-chief executive officers, and in our merchandising, data science, engineering, marketing, design and other organizations. Competition for key personnel is strong, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in the future, or that the compensation costs of doing so will not adversely affect our operating results. We do not have long-term employment or non-competition agreements with any of our personnel. If we are unable to retain, attract and motivate talented employees with the appropriate skills at cost-effective compensation levels, or if changes to our business adversely affect morale or retention, we may not achieve our objectives and our business and operating results could be adversely affected. In addition, the loss of one or more of our key personnel or the inability to promptly identify a suitable successor to a key role could have an adverse effect on our business. In particular, our co-chief executive officers have unique and valuable experiences leading our company from its inception through today. If either of them were to depart or otherwise reduce their focus on our company, our business may be disrupted. We do not currently maintain key-person life insurance policies on any member of our senior management team and other key employees.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.

We have in the past and may in the future become involved in private actions, collective actions, investigations and various other legal proceedings by customers, employees, suppliers, competitors, government agencies or others. The results of any such litigation, investigations and other legal proceedings are inherently unpredictable and expensive. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, damage our reputation, require significant amounts of management time and divert significant resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition and operating results.

Expansion of our operations internationally will require management attention and resources, involves additional risks and may be unsuccessful.

Notwithstanding that 18.8% of our total net sales was derived from customers outside of the United States, we have limited experience with operating internationally and selling our merchandise outside of the United States and do not have physical operations outside of the United States. If we choose to expand internationally we would need to adapt to different local cultures, standards and policies. The business model we employ and the merchandise we currently offer may not have the same appeal to consumers outside of the United States. Furthermore, to succeed with customers in international locations, it likely will be necessary to locate fulfillment centers in foreign markets and hire local employees in those international centers, and we may have to invest in these facilities before proving we can successfully run foreign operations. We may not be successful in expanding into international markets or in generating revenue from foreign operations for a variety of reasons, including:

•	localization of our merchandise offerings, including translation into foreign languages and adaptation for local practices;
•	navigating shipping and returns in a more fragmented geography, particularly if the European Union were to lose members or change its policies regarding the flow of goods across country borders;
•	different consumer demand dynamics, which may make our model and the merchandise we offer less successful compared to the United States;
•	competition from local incumbents that understand the local market and may operate more effectively;
•	regulatory requirements, taxes, trade laws, trade sanctions and economic embargoes, tariffs, export quotas, custom duties or other trade restrictions or any unexpected changes thereto;
•	laws and regulations regarding anti-bribery and anti-corruption compliance;
•	differing labor regulations where labor laws may be more advantageous to employees as compared to the United States and increased labor costs;
•	more stringent regulations relating to privacy and data security and access to, or use of, commercial and personal information, particularly in Europe;
•	changes in a specific country’s or region’s political or economic conditions; and
•	risks resulting from changes in currency exchange rates.

If we invest substantial time and resources to establish and expand our operations internationally and are unable to do so successfully and in a timely manner, our operating results would suffer.

Our reliance on overseas manufacturing and supply partners, including vendors located in jurisdictions presenting an increased risk of bribery and corruption, exposes us to legal, reputational, and supply chain risk through the potential for violations of federal and international anti-corruption law.

We derive a significant portion of our merchandise for our owned brands from third-party manufacturing and supply partners in foreign countries, including countries perceived to carry an increased risk of corrupt business practices. The U.S. Foreign Corrupt Practices Act, or the FCPA, prohibits U.S. corporations and their representatives from offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. Notwithstanding our efforts to conduct our operations in material compliance with the FCPA, our international vendors could be determined to be our “representatives” under the FCPA, which could expose us to potential liability for the actions of these vendors under the FCPA. If we or our vendors were determined to have violated the FCPA, or any of the anti-corruption and anti-bribery laws in the countries where we and our vendors do business, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting certain business, and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, the costs we may incur in defending against any anti-corruption investigations stemming from our or our vendors’ actions could be significant. Moreover, any actual or alleged corruption in our supply chain could carry significant reputational harms, including negative publicity, loss of good will, and decline in share price.

We may experience fluctuations in our tax obligations and effective tax rate, which could adversely affect our operating results.

We are subject to taxes in the United States and the United Kingdom. We record tax expense based on current tax liabilities and our estimates of future tax liabilities, which may include reserves for estimates of probable settlements of tax audits. At any one time, multiple tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. As a result, we expect that throughout the year there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in tax laws, changes in the mix and level of earnings by taxing jurisdictions, or changes to existing accounting rules or regulations. An example is the recently enacted legislation referred to as the Tax Cuts and Jobs Act, or the 2017 Tax Act. Foreign governments may enact tax laws in response to the 2017 Tax Act that could result in further changes to global taxation. There are numerous factors that could affect our tax rate. These may include, among other factors, intercompany transactions, losses incurred in jurisdictions for which we are not able to realize the related tax benefits, and entry into new businesses and geographies. Fluctuations in our tax obligations and effective tax rate could adversely affect our business, financial condition and operating results.

The recently passed comprehensive tax reform bill could adversely affect our business and financial condition.

On December 22, 2017, President Trump signed into law the 2017 Tax Act, which significantly revised the Internal Revenue Code of 1986, as amended, or the Code. The 2017 Tax Act, among other things, significantly changed the rules governing federal income taxation of domestic corporations, including for example, by reducing the corporate income tax rate from a top marginal rate of 35% to a flat rate of 21%, limiting the income tax deductions for interest expense to 30% of adjusted earnings (except for certain small businesses) and net operating losses to 80% of current year taxable income, eliminating net operating loss carrybacks, imposing a one-time “transition tax” on certain offshore earnings at reduced rates (regardless of whether such amounts are actually repatriated), eliminating U.S. federal income tax on most other foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many other business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the 2017 Tax Act is uncertain and our business and financial condition could be adversely affected. In addition, it is uncertain if and to what extent various states will conform to the 2017 Tax Act.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our offering and adversely affect our operating results.

On June 21, 2018, the U.S. Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state retailers even if those retailers lack any physical presence within the states imposing sales taxes. Under Wayfair, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states, both before and after the Supreme Court’s ruling, have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state retailers. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment of these laws, and it is possible that states may seek to tax out-of-state retailers, including for prior tax years. A successful assertion by one or more states requiring us to collect sales taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some sales taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments of sales tax collection obligations on out-of-state retailers, whether for prior years or prospectively, could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have a material adverse impact on our business and operating results.

We may require additional capital to support business growth, and this capital might not be available or may be available only by diluting existing stockholders.

We intend to continue making investments to support our business growth and may require additional funds to support this growth and respond to business challenges, including the need to develop our services, expand our inventory, enhance our operating infrastructure, expand the markets in which we operate and potentially acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business and prospects could fail or be adversely affected.

Operating as a public company will require us to incur substantial costs and will require substantial management attention. In addition, our management team has limited experience managing a public company.

As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and the rules and regulations of the Securities and Exchange Commission, or the SEC. The rules and regulations of             will also apply to us following this offering. As part of these new requirements, we will need to establish and maintain effective disclosure and financial controls and make changes to our corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming.

Most of our management and other personnel have little experience managing a public company and preparing public filings. In addition, we expect that our management and other personnel will need to divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we expect to incur significant expense and devote substantial management effort to complying with the requirements of Section 404 of the Sarbanes-Oxley Act. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Our credit facility contains restrictive covenants that may limit our operating flexibility.

Our credit facility contains restrictive covenants that limit our ability to transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, incur additional indebtedness and liens and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the credit facility, which may limit our operating flexibility. In addition, our credit facility is secured by all of our assets, including our intellectual property, and requires us to satisfy certain financial covenants. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet these financial covenants or pay the principal and interest on any debt under our facility. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt. Any inability to make scheduled payments or meet the financial covenants on our credit facility would adversely affect our business.

Our operating results could be adversely affected by natural disasters, public health crises, political crises or other catastrophic events.

Our principal offices, data centers and our fulfillment centers are located in Southern California, an area which has a history of earthquakes, and are thus vulnerable to damage. Natural disasters, such as earthquakes, wildfires, hurricanes, tornadoes, floods and other adverse weather and climate conditions; unforeseen public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war and other political instability; or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations in any of our offices and fulfillment centers or the operations of one or more of our third-party providers or vendors. In particular, these types of events could impact our merchandise supply chain, including our ability to ship merchandise to customers from or to the impacted region, and could impact our ability or the ability of third parties to operate our sites and ship merchandise. In addition, these types of events could negatively impact consumer spending in the impacted regions. To the extent any of these events occur, our business and operating results could be adversely affected.

Risks Relating to Our Class A Common Stock and this Offering

The market price of our Class A common stock may be volatile or may decline steeply or suddenly regardless of our operating performance, and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment.

The initial public offering price for our Class A common stock was determined through negotiations between the underwriters and us, and may vary from the market price of our Class A common stock following this offering. If you purchase shares of our Class A common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the market price following this offering will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time before this offering. The market price of our Class A common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our customer base, the level of customer engagement, net sales or other operating results;
•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;
•

any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•

whether investors or securities analysts view our stock structure unfavorably, particularly our dual-class structure and the significant voting control of our executive officers, directors and their affiliates;

•

additional shares of our Class A common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when applicable “lock-up” periods end;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	changes in operating performance and stock market valuations of companies in our industry, including our vendors and competitors;
•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
•	lawsuits threatened or filed against us;

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and
•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many eCommerce and other technology companies’ stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the companies’ operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

Moreover, because of these fluctuations, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings forecasts that we may provide.

An active trading market for our Class A common stock may never develop or be sustained.

We intend to apply to list our Class A common stock on             , under the symbol “RVLV.” However, we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Class A common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired, or the prices that you may obtain for your shares.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders, including employees and service providers who obtain equity, sell or indicate an intention to sell, substantial amounts of our Class A common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our Class A common stock could decline. Based on shares outstanding as of March 31, 2018, upon the completion of this offering, we will have outstanding a total of             shares of Class A common stock and              shares of Class B common stock. This assumes no exercise of outstanding options and gives effect to the Corporate Conversion, the repurchase of             shares of Class B common stock from TSG and Capretto, and the issuance of              shares of Class A common stock on the completion of this offering. Of these shares, only the shares of Class A common stock sold in this offering will be freely tradable, without restriction, in the public market immediately after the offering. Each of our directors, executive officers and other holders of substantially all our outstanding shares have entered into lock-up agreements with the underwriters that restrict their ability to sell or transfer their shares for a period of 180 days after the date of this prospectus. However, Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC may, in their sole discretion, waive the contractual lock-up before the lock-up agreements expire. After the lock-up agreements expire, all              shares outstanding as of March 31, 2018 (assuming the closing of the offering) will be eligible for sale in the public market, of which              shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

In addition, after giving effect to the Corporate Conversion,              shares of Class B common stock were subject to outstanding stock options as of March 31, 2018, and outstanding stock options to purchase an aggregate of              shares of Class B common stock were granted subsequent to March 31, 2018. These shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 of the Securities Act. We intend to file a registration statement on Form S-8 under the Securities Act covering all the shares of Class A common stock subject to stock options outstanding and reserved for issuance under our stock plans. That registration statement will become effective immediately on filing, and shares covered by that registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our Class A common stock could decline.

The dual class structure of our common stock will have the effect of concentrating voting control with our executive officers, directors and their affiliates, and it may depress the trading price of our Class A common stock.

Our Class B common stock has ten votes per share and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Our existing stockholders, all of which hold shares of Class B common stock, will collectively beneficially own shares representing approximately              % of the voting power of our outstanding capital stock following the completion of this offering. MMMK Development, Inc., an entity controlled by our co-chief executive officers, will control             % of the voting power of our outstanding capital stock following the completion of this offering and therefore will be able to control all matters submitted to our stockholders for approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or our assets, even if their stock holdings represent less than 50% of the outstanding shares of our capital stock. Our co-chief executive officers may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests.

This control may also adversely affect the market price of our Class A common stock. In July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. These policies are new and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included in the indices.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways that may not yield a return.

We currently intend to use $40.8 million of the net proceeds to us from this offering to repurchase             shares of Class B common stock from TSG and Capretto following the Corporate Conversion, and the remainder of the net proceeds to us from this offering primarily for general corporate purposes. We may also use a portion of the net proceeds from this offering for the acquisition of, or investment in, brands or businesses that complement our business, although we have no present commitments or agreements to enter into any such acquisition or investment. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for purposes that do not increase the value of our business or increase the risks to you, which could cause the price of our Class A common stock to decline. Until net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our Class A common stock, the trading price or trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our Class A common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our Class A common stock to decline.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.

We are an emerging growth company, and for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;
•	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and
•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years following the completion of this offering, although we expect to not be an emerging growth company sooner. Our status as an emerging growth company will end as soon as any of the following takes place:

•	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;
•	the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;
•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or
•	the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our Class A common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our Class A common stock and the market price of our Class A common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of this extended transition period, and as a result, our financial statements may not be comparable with similarly situated public companies.

We have elected to take advantage of the “controlled company” exemption to the corporate governance rules for             -listed companies, which could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Because we qualify as a “controlled company” under the corporate governance rules for             -listed companies, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function. In light of our status as a controlled company, in the future we could elect not to have a majority of our board of directors be independent or not to have a compensation committee or nominating and governance committee. Accordingly, should the interests of our management and MMMK Development, Inc., an entity controlled by our co-chief executive officers, differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for             -listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Future securities issuances could result in significant dilution to our stockholders and impair the market price of our Class A common stock.

Future issuances of shares of our Class A common stock or the conversion of a substantial number of shares of our Class B common stock, or the perception that these sales or conversions may occur, could depress the market price of our Class A common stock and result in dilution to existing holders of our Class A common stock. Also, to the extent outstanding options and warrants to purchase our shares of our Class A or Class B common stock are exercised or options or other equity-based awards are issued or become vested, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuances or exercises. Furthermore, we may issue additional equity securities that could have rights senior to those of our Class A common stock. As a result, purchasers of our Class A common stock in this offering bear the risk that future issuances of debt or equity securities may reduce the value of our Class A common stock and further dilute their ownership interest.

As of March 31, 2018, there were             shares of Class B common stock subject to outstanding options, after giving effect to the Corporate Conversion. In connection with this offering, all of the shares of Class A common stock issuable upon the conversion of shares of Class B common stock subject to outstanding options will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, and subject to compliance with applicable securities laws.

In addition, as of March 31, 2018, the holders of approximately              shares of our Class B common stock, after giving effect to the Corporate Conversion and the repurchase of             shares of our Class B common stock from TSG and Capretto, have rights, subject to certain conditions, to require us to file registration statements for the public resale of the shares of Class A common stock issuable upon conversion of their shares of Class B common stock, or to include such shares in registration statements that we may file.

The requirements of being a public company may strain our resources, result in more litigation and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the              and other applicable securities rules and regulations. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. To address these challenges, we recently expanded our finance and accounting teams. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are required to disclose changes made in our internal control and procedures on a quarterly basis. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance, and in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

By disclosing information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

Delaware law and provisions in our certificate of incorporation and bylaws that will be in effect on the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our Class A common stock.

Our certificate of incorporation and bylaws that will be in effect on the completion of this offering contain provisions that could depress the trading price of our Class A common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include the following:

•	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;
•	provide that directors may be removed only for cause;
•	require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;
•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•	eliminate the ability of our stockholders to call special meetings of stockholders;
•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;
•	restrict the forum for certain litigation against us to Delaware;
•	reflect the dual class structure of our common stock; and
•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Any provision of our certificate of incorporation or bylaws, that will be in effect on the completion of this offering or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our Class A common stock. For information regarding these and other provisions, see “Description of Capital Stock—Anti-Takeover Provisions.”

Our certificate of incorporation that will be in effect on the completion of this offering will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation that will be in effect on the completion of this offering will provide that the Court of Chancery of the State of Delaware is the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;
•	any action asserting a breach of fiduciary duty;
•	any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation or our bylaws; and
•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

Our certificate of incorporation that will be in effect on the completion of this offering will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our certificate of incorporation that will be in effect on the completion of this offering to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our ability to effectively manage or sustain our growth and to effectively expand our operations;
•	our ability to retain our existing customers and acquire new customers;
•	our ability to retain existing vendors and brands and to attract new vendors and brands;
•	our ability to obtain and maintain differentiated high-quality products from appropriate brands in sufficient quantities from vendors;
•

our ability to obtain and maintain sufficient inventory at prices that will make our business model profitable, and of a quality that will continue to retain existing customers and attract new customers;

•	our ability to respond to consumer demand, spending and tastes, and our ability to accurately and effectively engage in predictive analytics;
•	general economic conditions and their impact on consumer demand;
•	our ability to maintain and enhance our brand;
•	our ability to optimize, operate, manage and expand our network infrastructure and our fulfillment centers and delivery channels;
•	the growth of the market for premium lifestyle and luxury products, and the online market for premium lifestyle and luxury products in particular;
•	seasonal sales fluctuations; and
•	our ability to expand our product offerings, including our owned brands.

You should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications, such as those published by Euromonitor International Limited, or Euromonitor, or other publicly available information, as well as other information based on our internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. The industry data presented in this prospectus related to the size of the U.S. apparel and footwear, accessories and beauty markets is based on data from Euromonitor, Apparel and Footwear, 2018 edition, Personal Accessories, 2019 edition and Beauty and Personal Care, 2018 edition. All market sizing data is based on Retail Value RSP (retail selling price), current terms, and a fixed exchange rate. Market sizing data for the global online apparel and footwear, accessories and beauty markets represents Retail Value RSP inclusive of Sales Tax. None of the industry publications referred to in this prospectus were prepared on our or on our affiliates’ behalf or at our expense. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, Euromonitor’s figures are based in part on official statistics, trade associations, trade press, company research, trade interviews and trade services, and as such have not been independently verified by Euromonitor in each case. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and other publicly available information.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $             million, or $             million if the underwriters exercise their option to purchase additional shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time when we need to seek additional capital.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock and improve our brand awareness. We intend to use $40.8 million of the net proceeds from this offering to repurchase              shares of Class B common stock from TSG and Capretto following the Corporate Conversion. We expect to use the remainder of the net proceeds from this offering for working capital and other general corporate purposes, which we currently expect will include continued investment to support our growth, increased investment in owned brands, as well as overall growth in our international operations. However, we do not currently have specific planned uses for the proceeds. We may also use a portion of our net proceeds to acquire or invest in complementary brands or businesses; however, we currently have no agreements or commitments to complete any such transactions.

Because we expect to use the net proceeds from this offering for working capital and other general corporate purposes, our management will have broad discretion over the use of the net proceeds from this offering. As of the date of this prospectus, we intend to invest the net proceeds that are not used as described above in capital-preservation investments, including short-term interest-bearing investment-grade securities, certificates of deposit or U.S. government backed securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our capital stock is limited by the terms of our existing credit facility and may be limited by any future debt instruments or preferred securities.

CORPORATE CONVERSION

We currently operate as a Delaware limited liability company under the name Advance Holdings, LLC. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Advance Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Revolve Group, Inc. In this prospectus, we refer to all of the transactions related to our conversion to a corporation described above as the Corporate Conversion.

In conjunction with the Corporate Conversion, all of the outstanding Class T and Class A Units of Advance Holdings, LLC will be converted into an aggregate of              shares of our Class B common stock. The holders of Class T Units will first receive an aggregate of              shares, representing the total preference amount for the Class T Units.  The remaining              shares of our Class B common stock will be allocated pro rata to the Class T and Class A unitholders based on the number of units held by each holder.

Following the conversion of the Class T and Class A Units into shares of our Class B common stock, we will use $40.8 million of the net proceeds to us from this offering to repurchase              shares of Class B common stock held by TSG and Capretto, at a price per share equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions.

In connection with the Corporate Conversion, Revolve Group, Inc. will continue to hold all property and assets of Advance Holdings, LLC and will assume all of the debts and obligations of Advance Holdings, LLC. Revolve Group, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of which are described under the heading “Description of Capital Stock.” On the effective date of the Corporate Conversion, the members of the board of managers of Advance Holdings, LLC will become the members of the board of directors of Revolve Group, Inc. and the officers of Advance Holdings, LLC will become the officers of Revolve Group, Inc.

The purpose of the Corporate Conversion is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering Class A common stock to the public in this offering—is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than membership units in a limited liability company.

Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of Advance Holdings, LLC and its consolidated operations. We do not expect that the Corporate Conversion will have a material effect on the results of our core operations.

CAPITALIZATION

The following table summarizes our cash and cash equivalents and capitalization as of March 31, 2018:

•	on an actual basis;
•	on a pro forma basis to give effect to the Corporate Conversion and the repurchase by us of shares of Class B common stock from TSG and Capretto; and
•

on a pro forma as adjusted basis to reflect (1) the sale and issuance by us of              shares of Class A common stock in this offering and the receipt of the net proceeds from our sale of these shares at an assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses and (2) the sale of         shares of Class A common stock by the selling stockholders.

You should read the information in this table together with our consolidated financial statements and related notes to those statements, as well as the sections captioned “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	March 31, 2018
	Actual	Pro Forma	Pro Forma As Adjusted (1)
	(in thousands, except share data)
Cash	$7,204	$	$
Members’equity:
Class T preferred units, no par value: 525,441,541 units authorized, issued and outstanding, actual; no units authorized, issued or outstanding, pro forma or pro forma as adjusted	$15,000	$	$
Class A common units, no par value, 935,597,107 units authorized, issued and outstanding, actual; no units authorized, issued or outstanding, pro forma or pro forma as adjusted	2,257
Accumulated members' equity	36,172
Stockholders’equity:
Preferred stock, $0.00001 par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma or pro forma as adjusted	—
Class A common stock, $0.00001 par value; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding pro forma; shares authorized and shares issued and outstanding pro forma as adjusted	—
Class B common stock, $0.00001 par value; no shares authorized, issued or outstanding, actual; shares authorized and shares issued or outstanding pro forma; shares authorized and shares issued and outstanding pro forma as adjusted	—
Total equity	53,429
Total capitalization	$60,633	$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share, the midpoint of the range reflected on the cover page of this prospectus, would increase (decrease) each of cash, total equity and total capitalization by approximately $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the

number of shares offered by us would increase (decrease) each of cash, total equity and total capitalization by approximately $          million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock outstanding immediately after this offering is based on             shares of Class A common stock and             shares of Class B common stock outstanding as of March 31, 2018, after giving effect to the Corporate Conversion, and excludes:

•	shares of our Class A common stock reserved for issuance under our Advance Holdings, LLC 2013 Equity Incentive Plan, or the 2013 Plan, as of March 31, 2018;
•

             shares of Class A common stock reserved for future issuance under our 2018 Equity Incentive Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and

•

             shares of Class A common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

DILUTION

If you invest in our Class A common stock you will experience immediate and substantial dilution in the pro forma net tangible book value of your shares of Class A common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the price to public per share of our Class A common stock and the pro forma as adjusted net tangible book value per share, as adjusted to give effect to this offering.

After giving effect to the Corporate Conversion, pro forma net tangible book value as of                 , 2018 was $        million, or $        per share, based on             shares of our common stock outstanding. After giving effect to the sale and issuance of          shares of Class A common stock in this offering at the assumed initial public offering price of $          per share, the midpoint of the range reflected on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2018 would have been approximately $        million, or $        per share. This represents an immediate dilution of $        per share to new investors purchasing Class A common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share before this offering	$
Increase in pro forma net tangible book value per share attributable to investors participating in the offering
Pro forma as adjusted net tangible book value per share, as adjusted to give effect to this offering
Dilution per share to investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $        million, or approximately $        per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $         million, or $        per share, and the dilution per share to investors participating in this offering would be $        per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of 1,000,000 shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $         million, or $        per share, and the dilution per share to investors participating in this offering would be $        per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option in full to purchase             additional shares of Class A common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $        per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $         per share, and the pro forma as adjusted dilution to new investors purchasing Class A common stock in this offering would be $         per share.

The following table summarizes, on a pro forma as adjusted basis to give effect to this offering, as of           , 2018, the differences between the number of shares of Class A common stock purchased from us, the total consideration and the weighted-average price per share paid by existing stockholders and by investors participating in this offering at the assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses (in thousands, except per share amounts and percentages):

	Shares Purchased		Total Consideration		Average
	Number	Percent	Amount	Percent	Price Per Share
Existing stockholders before this offering		%		%	$
Investors participating in this offering
Total		%		%	$

Sales by the selling stockholders in this offering will cause the number of shares held by existing shareholders to be reduced to         shares, or         % of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to         shares, or         % of the total number of shares of our common stock outstanding after this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) total consideration paid by new investors by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors, by $         million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock outstanding immediately after this offering is based on             shares of Class A common stock and             shares of Class B common stock outstanding as of March 31, 2018, after giving effect to the Corporate Conversion, and excludes:

•	shares of our Class A common stock reserved for issuance under our Advance Holdings, LLC 2013 Equity Incentive Plan, or the 2013 Plan, as of March 31, 2018;
•

             shares of Class A common stock reserved for future issuance under our 2018 Equity Incentive Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and

•

             shares of Class A common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included within this prospectus. The consolidated statements of income and cash flows data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of income and cash flows data for the three months ended March 31, 2017 and 2018 and the consolidated balance sheet data as of March 31, 2018 have been derived from our consolidated financial statements that are also included in this prospectus. Our historical results are not necessarily indicative of our future results, and the results of operations for the three months ended March 31, 2018 are not necessarily indicative of results for the full year. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes, and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statements of Income Data:

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands, except per unit data)
			(unaudited)
Net sales	$312,082	$399,597	$90,228	$113,305
Cost of sales	166,707	205,907	51,420	56,872
Gross profit	145,375	193,690	38,808	56,433
Operating expenses:
Fulfillment	8,618	9,458	2,238	2,782
Selling and distribution	42,114	50,766	11,176	15,853
Marketing	39,000	55,476	11,204	15,353
General and administrative	50,102	57,468	12,397	14,940
Total operating expenses	139,834	173,168	37,015	48,928
Income from operations	5,541	20,522	1,793	7,505
Other expense, net	895	1,431	374	197
Income before income taxes	4,646	19,091	1,419	7,308
Provision for income tax	2,448	14,091	1,053	1,976
Net income	2,198	5,000	366	5,332
Less: Net loss attributable to non-controlling interest	205	347	192	47
Net income attributable to Advance Holdings, LLC	$2,403	$5,347	$558	$5,379
Net income per unit attributable to common unit holders:
Basic	$0.00	$0.00	$0.00	$0.00
Diluted	$0.00	$0.00	$0.00	$0.00
Weighted average common units outstanding:
Basic	935,597	935,597	935,597	935,597
Diluted	976,865	982,617	979,662	985,968

Consolidated Statement of Cash Flows Data:

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands)
			(unaudited)
Net cash (used in) provided by:
Operating activities	$(1,490)	$16,479	$8,978	$12,156
Investing activities	(3,026)	(2,262)	(818)	(440)
Financing activities	5,142	(15,086)	(5,000)	(15,100)

Other Financial and Operating Data:

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands, except average order value and percentages)
			(unaudited)
Gross margin (1)	46.6%	48.5%	43.0%	49.8%
Adjusted EBITDA (2)	$9,520	$28,428	$2,779	$8,697
Free cash flow (3)	$(4,516)	$14,217	$8,160	$11,716
Active customers (4)	712	842	713	904
Total orders placed (5)	1,999	2,552	560	817
Average order value (6)	$293	$304	$301	$282

Consolidated Balance Sheet Data:

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2018
	(in thousands)
			(unaudited)
Cash	$11,357	$10,588	$7,204
Working capital (7)	19,418	29,530	35,692
Total assets	116,085	123,976	119,013
Total liabilities	74,008	75,988	65,584
Total equity	42,077	47,988	53,429

(1)	Gross margin is gross profit as a percentage of our net sales. Gross profit is equal to our net sales less cost of sales.
(2)

To provide investors with additional information regarding our financial results, we have disclosed in the table above and elsewhere in this prospectus Adjusted EBITDA, a non-GAAP financial measure that we calculate as net income before other expense, net, taxes, depreciation and amortization, adjusted to exclude the effects of equity-based compensation expense, and certain one-time expenses. We have provided a reconciliation below of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and, in the case of exclusion of the impact of equity-based compensation, excludes an item that we do not consider to be indicative of our core operating performance. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;
•	Adjusted EBITDA does not reflect certain one-time expenses that may represent a reduction in cash available to us; and
•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results. One-time expenses in 2016 included one-time legal fees and a one-time employee severance. One-time expenses in 2017 included one-time expenses related to our entity restructuring as well as one-time bonuses to certain employees. The expenses related to our entity restructuring carried into 2018.

A reconciliation of non-GAAP adjusted EBITDA to net income is as follows (in thousands):

	Years Ended December 31		Three Months Ended March 31
	2016	2017	2017	2018
	(in thousands)
			(unaudited)
Net income	$2,198	$5,000	$366	$5,332
Excluding:
Other expense, net	895	1,431	374	197
Provision for income tax	2,448	14,091	1,053	1,976
Depreciation and amortization	2,367	2,849	659	729
Equity-based compensation	20	911	189	109
One-time expenses	1,592	4,146	138	354
Adjusted EBITDA	$9,520	$28,428	$2,779	$8,697

(3)

To provide investors with additional information regarding our financial results, we have also disclosed in the table above and elsewhere in this prospectus free cash flow, a non-GAAP financial measure that we calculate as net cash provided by (used in) operating activities less cash used in purchases of property and equipment. We have provided a reconciliation of free cash flow to net cash provided by (used in) operating activities, the most directly comparable GAAP financial measure.

We have included free cash flow in this prospectus because it is a key measure used by our management and board of directors, which we believe is an important indicator of our liquidity because it measures the amount of cash we generate. Free cash flow also reflects changes in working capital. Accordingly, we believe that free cash flow provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. There are limitations to using non-GAAP financial measures, including that other companies, including companies in our industry, may calculate free cash flow differently. Because of these limitations, you should consider free cash flow alongside other financial performance measures, including net cash provided by (used in) operating activities, purchases of property and equipment and our other GAAP results.

The following table presents a reconciliation of free cash flow to net cash (used in) provided by operating activities for each of the periods indicated:

	Years Ended December 31		Three Months Ended March 31
	2016	2017	2017	2018
	(in thousands)
			(unaudited)
Net cash (used in) provided by operating activities	$(1,490)	$16,479	$8,978	$12,156
Purchases of property and equipment	(3,026)	(2,262)	(818)	(440)
Free cash flow	$(4,516)	$14,217	$8,160	$11,716

(4)

We define an active customer as an individual customer who has purchased from us at least once in the preceding 12-month period. In any particular period, we determine our number of active customers by counting the total number of unique customers who have made at least one purchase in the preceding 12-month period, measured from the last date of such period.

(5)	We define total orders placed as the total number of customer orders placed by our customers in any period.
(6)	We define average order value as the sum of the total gross sales from orders on our sites in a given period divided by the total orders placed in that period.
(7)	Working capital for all periods presented above is defined as current assets less current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements and Industry Data.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and in other parts of this prospectus. Our fiscal year ends on December 31.

Overview

REVOLVE is the next-generation fashion retailer for millennial consumers. As a trusted, premium lifestyle brand, and a go-to online source for discovery and inspiration, we deliver an engaging customer experience from a vast yet curated offering of over 45,000 styles. Our dynamic platform connects a deeply engaged community of millions of consumers, thousands of global fashion influencers, and more than 500 emerging, established and owned brands. Through 15 years of continued investment in technology, data analytics, and innovative marketing and merchandising strategies, we have built a powerful platform and brand that we believe is connecting with the next generation of consumers and is redefining fashion retail for the 21st century.

We were founded in 2003 by our co-CEOs, Michael Mente and Mike Karanikolas. Since inception, our business has evolved across multiple dimensions and achieved the following significant milestones:

•	In 2009, we established our first blogger collaboration, beginning our social and influencer marketing leadership.
•	In 2012, our first and only outside investor, TSG Consumer Partners, invested $15.0 million of primary capital to accelerate growth in our business;
•	In 2012, we also re-launched FORWARD by Elyse Walker, our segment that caters to an affluent customer looking for the latest luxury styles.
•	In 2013, we hosted our first #REVOLVEaroundtheworld events.
•	In 2014, we acquired Alliance Apparel Group to vertically integrate and launch our owned brand platform.
•	In 2015, we hosted our first #REVOLVEfestival in the Coachella Valley.
•	In 2016, we introduced our next-generation retail experience with our LA-based Social Club and launched REVOLVE beauty.
•	In 2018, we launched a localized customer experience in the United Kingdom and Europe.

We sell merchandise through two differentiated segments, REVOLVE and FORWARD, that leverage one platform. In 2017, we generated 83% of net sales through REVOLVE, which offers a highly curated assortment of full-price premium apparel and footwear, accessories and beauty products from emerging, established and owned brands. In 2017, we generated 17% of our net sales through FORWARD which offers an assortment of iconic and emerging luxury brands. We believe that FORWARD provides our customer with a destination for luxury products as her spending power increases and her desire for fashion and inspiration remains central to her self-expression. The average order value for REVOLVE and FORWARD in 2017 was approximately $270 and $717, respectively, reflecting the premium and luxury offering of these segments.

We believe our product mix reflects the desires of the next-generation consumer and we optimize this mix through the identification and incubation of emerging brands and continued development of our owned brand portfolio. Our current portfolio of owned brands consists of 19 brands, each with its own unique aesthetic, brand equity and consumer following. In 2017, emerging third-party brand, established third-party brand, owned brand and other net sales contributed 52%, 23%, 20% and 5% of net sales through REVOLVE, respectively. The focus on emerging and owned brands minimizes our assortment overlap with other retailers, supporting marketing efficiency, conversion and sales at full price. We are focused on increasing the percentage of net sales from owned brands given the attractive margin profile associated with them. Leveraging our existing platform, we also intend to expand into and increase our presence in additional categories and price points.

We have invested in our robust and scalable internally-developed technology platform to meet the specific needs of our business and to support our customers’ experience. We use proprietary algorithms and 15 years of data to efficiently manage our merchandising, marketing, product development, sourcing and pricing decisions. Our platform works seamlessly across devices and analyzes browsing and purchasing patterns and preferences to help us make purchasing decisions, which when combined with the small initial orders for new products, allows us to minimize inventory and fashion risk. We have also invested in our creative capabilities to produce high-quality visual merchandising that caters to our customers by focusing on style with a distinct point of view rather than on individual products. The combination of our online sales platform and our in-house creative photography allows us to showcase brands in a distinctive and compelling manner.

We are pioneers of social media and influencer marketing, using social channels and cultural events designed to deliver authentic and aspirational, yet attainable, experiences to attract and retain millennial consumers. As of March 31, 2018, we had a global network of thousands of social media influencers. We are a preferred partner for influencers, as their association with REVOLVE enhances our influencers’ personal brands. We complement our social media efforts through a variety of brand marketing campaigns and events, including the #REVOLVEfestival at Coachella and our series of #REVOLVEaroundtheworld events, that generate a constant flow of authentic content. As a result of these efforts, we achieved more than 30 billion media impressions in 2017. While social media and influencer marketing are key components of our strategy, 75% of our marketing expenses is devoted to performance marketing efforts. Once we have attracted potential new customers to our sites, our goal is to convert them into active customers and then encourage repeat purchases. We acquire and retain customers through retargeting, paid search/product listing ads, affiliate marketing, paid social, personalized email marketing and mobile “push” communications through our app.

We have developed an efficient logistics infrastructure, which allows us to provide free shipping and returns to our customers in the United States. As of March 31, 2018 we had five fulfillment centers encompassing over 240,000 square feet of space, supported by approximately 350 full-time employees. We support our logistics network with proprietary algorithms to optimize inventory allocation, reduce shipping and fulfillment expenses and deliver merchandise quickly and efficiently to our customers, which allows us to ship over 95% of orders on the same or next business day. We are evaluating additional fulfillment capabilities that will support growth beyond 2019. We will continue our disciplined approach to investment and incrementally expand our footprint consistent with our past track record, or potentially consolidate facilities which may yield certain efficiencies.

To date, we have primarily focused on expanding our U.S. business and have grown internationally with limited investment and no physical presence. In May 2018, we began offering a more localized shopping experience for customers in the United Kingdom and the European Union, including free returns and all-inclusive pricing. For 2016, 2017 and the three months ended March 31, 2018, we generated $59.9 million, $75.0 million and $22.1 million, respectively, in net sales shipped to customers internationally, or 19.2%, 18.8% and 19.5% of total net sales, respectively. In addition to expanding our global footprint of influencers, we are gradually increasing our level of investment in international expansion, by focusing on Europe, Canada and Australia as well as Asia Pacific over the long term. We will continue to invest in and develop international markets while maintaining our focus on the core U.S. market.

In 2017, we reported $399.6 million in net sales, $5.0 million in net income and $28.4 million in Adjusted EBITDA, representing growth of 28.0%, 127.5% and 198.6%, respectively, from 2016. For the three months ended

March 31, 2018, we reported $113.3 million in net sales, $5.3 million in net income and $8.7 million in Adjusted EBITDA, representing growth of 25.6%, 1,356.8% and 213.0% , respectively, from the three months ended March 31, 2017. Adjusted EBITDA is a non-GAAP measure. For further information about how we calculate Adjusted EBITDA, limitations of its use and a reconciliation of Adjusted EBITDA to net income, see “Selected Consolidated Financial and Other Data—Other Financial and Operating Data.”

We have been profitable on a taxable income basis for 14 years out of our 15 year operating history and have a strong balance sheet despite having only raised $15.0 million of primary outside equity capital. We (used) generated cash flows from operations of ($1.5 million), $16.5 million and $12.2 million and free cash flow was ($4.5 million), $14.2 million and $11.7 million for 2016, 2017 and the three months ended March 31, 2018. We intend to use free cash flow to further bolster our balance sheet and invest further in our business. For further information about how we calculate free cash flow, limitations of its use and a reconciliation of free cash flow to net cash (used in) provided by operating activities, see “Selected Consolidated Financial and Other Data—Other Financial and Operating Data.”

Key Operating and Financial Metrics

We use the following metrics to assess the progress of our business, make decisions on where to allocate capital, time and technology investments and assess the near-term and longer-term performance of our business.

	Years Ended December 31		Three Months Ended
	2016	2017	March 31, 2017	March 31, 2018
	(in thousands, except average order value and percentages)
			(unaudited)
Gross margin	46.6%	48.5%	43.0%	49.8%
Adjusted EBITDA	$9,520	$28,428	$2,779	$8,697
Free cash flow	$(4,516)	$14,217	$8,160	$11,716
Active customers	712	842	713	904
Total orders placed	1,999	2,552	560	817
Average order value	$293	$304	$301	$282

Adjusted EBITDA and free cash flow are non-GAAP measures. See the section titled “Selected Consolidated Financial and Other Data—Other Financial and Operating Data” for information regarding our use of Adjusted EBITDA and free cash flow and their reconciliation to net income and net cash provided by operating activities, respectively.

Gross Margin

Gross profit is equal to our net sales less cost of sales. Gross profit as a percentage of our net sales is referred to as gross margin. Cost of sales consists of the purchase price of merchandise sold to customers and includes import duties and other taxes, freight in, defective merchandise returned from customers, receiving costs, inventory write-offs, and other miscellaneous shrinkage.

Gross margin is impacted by the mix of brands that we sell on our sites. Gross margin on sales of owned brands is higher than that for third-party brands. Owned brands represent an increasing percentage of our net sales, with 15.1%, 20.2% and 31.8% of our total net sales for the REVOLVE segment in the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018, respectively. Gross margin is also affected by the percentage of sales through the REVOLVE segment, which consists primarily of emerging third-party, established third-party and owned brands, compared to our FORWARD segment, which consists primarily of established third-party brands. While merchandise mix will vary from period to period, one of our strategies is to increase the percentage of net sales from owned brands given the attractive margin profile associated with them.

We review our inventory levels on an ongoing basis to identify slow-moving merchandise and use product markdowns to efficiently sell these products. We monitor the percentage of sales that occur at full price, which we believe reflects customer acceptance of our merchandise and the sense of urgency we create through frequent product introductions and promoting scarcity value. In 2017, the percentage of full-price sales as a percentage of total net sales was approximately 75%.

Certain of our competitors and other retailers report cost of sales differently than we do. As a result, the reporting of our gross profit and gross margin may not be comparable to other companies.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income before other expense, net, taxes, depreciation and amortization, adjusted to exclude the effects of equity-based compensation expense, and certain one-time expenses. Adjusted EBITDA is a key measure used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and, in the case of exclusion of the impact of equity-based compensation, excludes an item that we do not consider to be indicative of our core operating performance. See the section titled “Selected Consolidated Financial and Other Data” for information regarding our use of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measurement, for the periods presented.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that we calculate as net cash provided by (used in) operating activities less net cash used in capital expenditures. We view free cash flow as an important indicator of our liquidity because it measures the amount of cash we generate. Free cash flow also reflects changes in working capital. See the section titled “Selected Consolidated Financial and Other Data” for information regarding our use of free cash flow and a reconciliation of free cash flow to net cash provided by (used in) operating activities, the most directly comparable GAAP measurement, for the periods presented.

Active Customers

We define an active customer as a unique customer account from which a purchase was made across our platform at least once in the preceding 12-month period. In any particular period, we determine our number of active customers by counting the total number of customers who have made at least one purchase in the preceding 12-month period, measured from the last date of such period. We view the number of active customers as a key indicator of our growth, the reach of our sites, the value proposition and consumer awareness of our brand, the continued use of our sites by our customers and their desire to purchase our products. Our number of active customers drives both net sales and our appeal to vendors.

Total Orders Placed

We define total orders placed as the total number of customer orders placed by our customers across our platform in any period. We view total orders placed as a key indicator of the velocity of our business and an indication of the desirability of our products and sites to our customers. Total orders placed, together with average order value, is an indicator of the net sales we expect to recognize in a given period. Total orders placed and total orders delivered in any given period may differ slightly due to orders that are in transit at the end of any particular period.

Average Order Value

We define average order value as the sum of the total gross sales from on our sites in a given period divided by the total orders placed in that period. We believe our high average order value demonstrates the premium nature of our product. Average order value varies depending on the site through which we sell merchandise. In 2017, average order value for merchandise sold through the REVOLVE and FORWARD segments was approximately $270 and $717, respectively, reflecting the brands sold and typical profile of the shoppers on such sites. Average order value may also fluctuate as we expand into and increase our presence in additional product categories and price points.

Factors Affecting Our Performance

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. In general, positive conditions in the broader economy promote customer spending on our sites, while economic weakness, which generally results in a reduction of customer spending, may have a more pronounced negative effect on spending on our sites. Macroeconomic factors that can affect customer spending patterns, and thereby our results of operations, include employment rates, business conditions, changes in the housing market, the availability of credit, interest rates and fuel and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness and Site Visits

We intend to continue investing in our brand marketing efforts, with a specific focus on increasing REVOLVE brand awareness. Since 2013 we have made significant investments to strengthen the REVOLVE brand through a series of high profile events and expansion of our social media presence. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability would be adversely effected.

Customer Acquisition

To continue to grow our business profitably, we intend to acquire new customers and retain our existing customers at a reasonable cost. We invest significant resources in marketing and use a variety of brand and performance marketing channels to acquire new customers. It is important to maintain reasonable costs for these marketing efforts relative to the net sales and profit we expect to derive from customers. Failure to effectively attract customers on a cost-efficient basis would adversely impact our profitability and operating results.

To measure the effectiveness of our marketing spend, we analyze customer acquisition cost, or CAC, and customer lifetime value, or LTV. We define CAC as all of our brand and performance marketing expenses, including marketing team costs, attributable to acquiring new customers divided by the number of customers who placed their first order in the relevant period. We manage CAC methodically, continually using data and internal return on advertising spend targets to optimize our acquisition strategy. We define LTV as the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between January 1 and December 31 of the cohort year. We define contribution profit as gross profit less fulfillment, selling and distribution expenses and the portion of marketing expenses attributable to the retention of the particular customer cohort, including marketing team costs. We measure how profitably we acquire new customers by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort. There are different customer acquisition dynamics between the REVOLVE and FORWARD segments driven by the significantly higher average order value for the FORWARD segment. Given the REVOLVE segment represented 83% of 2017 net sales and, as a percentage of sales, has similar marketing expense to FORWARD, we focus our internal measurements of LTV and CAC on the REVOLVE segment.

To illustrate our successful customer acquisition strategy, we have included the following one-time disclosures that compare the LTV of the 2014 cohort to the CAC for those customers. While performance may vary across cohorts, we chose the 2014 cohort because it provides the broadest amount of historical data while reflecting a significant increase in marketing investments initiated in 2013 to promote REVOLVE brand awareness. In 2014, we spent approximately $7.3 million in acquisition marketing to acquire 242,706 new customers in the 2014 cohort, resulting in an approximately $30 CAC for that cohort. As illustrated in the chart below, this cohort generated a contribution profit of approximately $43 per customer on the first order, which demonstrates our ability to achieve first-order payback and profitability. Furthermore, the LTV of the 2014 cohort has increased over time driven by repeat purchases and rising contribution margins. As a result, the LTV of the REVOLVE segment’s 2014 customer cohort was approximately $143 after three years, 4.7 times the $30 cost of acquiring those customers, which is a testament to our ability to acquire customers efficiently and profitably.

We have also compared the LTV to CAC ratio for the 2014, 2015 and 2016 cohorts across one-year, two-year and three-year periods below to illustrate the effectiveness of our customer acquisition marketing in more recent periods. We believe that the trends reflected by these cohorts are illustrative of the value of our customer base. As we increase our active customer base, however, we expect to spend more in marketing costs to acquire new customers, and we may experience changes in customer retention or purchasing patterns, any of which could have a significant negative impact on our net sales and operating results.

LTV/CAC
	1 Year	2 Years	3 Years
2014 Cohort	2.5x	3.5x	4.7x
2015 Cohort	2.3x	3.4x
2016 Cohort	2.2x

Our annual CAC remained relatively steady from 2014 to 2016 following the significant increase in marketing investments initiated in 2013. In 2017, we deliberately increased our marketing investments in REVOLVE and our higher-margin owned brands, while also focusing on acquiring full-price customers who we believe will have higher LTV. While CAC increased to approximately $38 as a result, we continued to generate a profit on customers’ first orders and drive higher LTV as the result of a higher contribution margin in 2017. This higher margin was due primarily to increased penetration of our owned brands as well as a greater proportion of full-price sales.

Customer Retention

Our success depends not only on efficient and profitable customer acquisition, but also on our ability to retain customers and encourage repeat purchases. To help investors understand our customer retention, we have included the following one-time disclosures.

We monitor retention across our entire customer base. Existing customers, whom we define as customers in a year who have purchased from us in any prior year, accounted for approximately 41% of active customers in 2017, up from 33% in 2014, having increased in each sequential year. Repeat customers, whom we define as customers who have purchased from us at least once before, accounted for approximately 57% of active customers in 2017, up from 49% in 2014, having increased in each sequential year. Existing customers place more orders annually than new customers, resulting in existing customers representing approximately 66% of orders and approximately 69% of net sales in 2017, up from 57% of orders and 58% of net sales in 2014, again having increased in each year. We believe these increasing metrics are reflective of our ability to engage and retain our customers through our differentiated marketing and compelling merchandise offering and shopping experience. The increasing share of our net sales from existing customers reflects our customer loyalty and the net sales retention behavior we see in our cohorts. Cohort net sales retention is calculated as net sales attributable to a given customer cohort divided by the total net sales attributable to the same customer cohort from one year prior. On a weighted average net sales basis across the 2014, 2015, and 2016 cohorts, we retained 62% of the cohorts’ net sales from the year in which we acquired the customer, or year 0, to the next year, or year 1, and 101% of the cohorts’ net sales from year 1 to year 2. Furthermore, in the 2014 cohort, consistent with the performance of previous cohorts, we retained more than 100% of net sales from year 2 to year 3. This cohort behavior demonstrates our ability to not only retain customers, but also increase the customers’ spend on our platform as our loyal customers place orders more frequently and at increasing average order values.

We have substantially increased the net sales contribution and retention from existing customer cohorts as our active customer base has grown. The chart below illustrates the spending behavior of our customer cohorts over time. In 2017, we retained 88% of the prior cohorts’ net sales in 2016, which represents an improvement from 84% net sales retention in 2014. We believe that the trends reflected by these cohorts are illustrative of the value of our customer base; however, changes in customer retention and purchasing patterns could have a significant negative impact on our net sales and operating results.

Merchandise Mix

We offer merchandise across a variety of product types, brands and price points. The brands we sell on our platform consist of a mix of emerging third-party, established third-party and owned brands. Our product mix consists primarily of apparel and footwear and accessories. In 2016, we launched beauty products on REVOLVE and expect to offer additional product types in the future. We sell merchandise across a broad range of price points and may further broaden our price point offerings in the future.

While changes in our merchandise mix have not caused significant fluctuations in our gross margin to date, brands, product types and price points do have a range of margin profiles. For example, our owned brands have generally contributed higher gross margin as compared to third-party brands. Over time, we are seeking to increase the percentage of net sales from owned brands. Shifts in merchandise mix driven by customer demand may result in fluctuations in our gross margin from period to period.

Inventory Management

We leverage our platform to buy and manage our inventory, including merchandise assortment and fulfillment center optimization. We utilize a data-driven “read and react” buying process to merchandise and curate the latest on-trend fashion. We make shallow initial inventory buys, and then use our proprietary technology tools to identify and re-order best sellers, taking into account customer feedback across a variety of key metrics, which allows us to minimize inventory and fashion risk. To ensure sufficient availability of merchandise, we generally purchase inventory in advance and frequently before apparel trends are confirmed. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. We incur inventory write-offs, which impact our gross margins. Moreover, our inventory investments will fluctuate with the needs of our business. For example, entering new categories or adding new fulfillment centers will require additional investments in inventory.

Investment in our Operations and Infrastructure

To grow our client base and enhance our offering, we will incur additional expenses. We intend to leverage our platform and understanding of fashion trends to inform investments in operations and infrastructure. We anticipate that our expenses will increase as we continue to hire additional personnel and further improve our platform. Moreover, we intend to make capital investments in our inventory, fulfillment centers, and logistics infrastructure as we launch new brands, expand internationally and drive operating efficiencies. We expect to increase our spending on these investments in the future and cannot be certain that these efforts will grow our customer base or be cost-effective. However, we believe these strategies will yield positive returns in the long term.

FORWARD Segment Performance

Our financial results are affected by the performance of the FORWARD segment, which represented 17.3% and 14.4% of our net sales in 2017 and the three months ended March 31, 2018, respectively. For 2017 and the three months ended March 31, 2018, FORWARD generated $69.0 million and $16.3 million in net sales, respectively, representing growth of 15.6% and 1.2% from 2016 and the three months ended March 31, 2017, respectively. Net sales growth decelerated in the three months ended March 31, 2018, largely due to management’s decision to reset FORWARD’s inventory levels with the goal of increasing FORWARD’s longer-term full-price mix, inventory turnover and gross margin. We expect to accelerate FORWARD’s growth as inventory levels normalize over time and we enhance our product offering. If we are unable to generate revenue and gross profit growth in the FORWARD segment, our financial results would be adversely impacted.

Components of Our Results of Operations

Net Sales

Net sales consist primarily of sales of women’s apparel, footwear and accessories. We recognize product sales at the time title and risk of loss transfers to the customer. Net sales represent the sales of these items and shipping revenue when applicable, net of estimated returns and promotional discounts. Net sales are primarily driven by growth in the number of our customers, the frequency with which customers purchase and average order value.

Cost of Sales

Cost of sales consists of our purchase price for merchandise sold to customers and includes import duties and other taxes, freight-in, defective merchandise returned from customers, receiving costs, inventory write-offs, and other miscellaneous shrinkage. Cost of sales is primarily driven by growth in orders placed by customers, the mix of the product available for sale on our sites and transportation costs related to inventory receipts from our vendors. We expect our cost of sales to fluctuate as a percentage of net sales primarily due to how we manage our inventory and merchandise mix.

Fulfillment Expenses

Fulfillment expenses represent those costs incurred in operating and staffing the fulfillment centers, including costs attributed to inspecting and warehousing inventories and picking, packaging and preparing customer orders for shipment. Fulfillment expenses also include the cost of warehousing facilities. We expect fulfillment expenses to increase in absolute dollars as we continue to scale our business. As a percentage of net sales, we expect a short-term increase as a result of the anticipated expansion of our warehouse facilities, which will lead to short-term inefficiencies. Over the long-term, we expect fulfillment expenses to decrease as a percentage of net sales.

Selling and Distribution Expenses

Selling and distribution expenses consist of customer service, shipping and other transportation costs incurred delivering merchandise to customers and from customers returning merchandise, merchant processing fees and shipping supplies. We expect selling and distribution expenses to increase in absolute dollars as we continue to scale our business. Over the long term, we expect selling and distribution costs to decrease as a percentage of net sales.

Marketing Expenses

Marketing expenses consist primarily of targeted online performance marketing costs, such as retargeting, paid search/product listing ads, affiliate marketing, paid social, search engine optimization, personalized email marketing and mobile “push” communications through our app. Marketing expenses also include our spend on brand marketing channels, including cash compensation to influencers, events and other forms of online and offline marketing. Marketing expenses are primarily related to growing and retaining our customer base, building the REVOLVE and FORWARD brands and building our owned brand presence. We make opportunistic investments in marketing and expect marketing expenses to increase in absolute dollars as we continue to scale our business, but decline modestly over time as a percentage of net sales.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related benefit costs and equity-based compensation expense for our employees involved in general corporate functions including merchandising, marketing, studio and technology, as well as costs associated with the use by these functions of facilities and equipment, such as depreciation, rent and other occupancy expenses. General and administrative expenses are primarily driven by increases in headcount required to support business growth and meeting our obligations as a public company. We expect general and administrative expenses to decline as a percentage of net sales as we scale our business and leverage investments in these areas.

Other Expense, Net

Other expense, net consists primarily of interest expense and other fees associated with our line of credit.

Results of Operations

The following tables set forth our results of operations for the periods presented and express the relationship of certain line items as a percentage of net sales for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands)
			(unaudited)
Net sales	$312,082	$399,597	$90,228	$113,305
Cost of sales	166,707	205,907	51,420	56,872
Gross profit	145,375	193,690	38,808	56,433
Operating expenses:
Fulfillment expenses	8,618	9,458	2,238	2,782
Selling and distribution expenses	42,114	50,766	11,176	15,853
Marketing expenses	39,000	55,476	11,204	15,353
General and administrative expenses	50,102	57,468	12,397	14,940
Total operating expenses	139,834	173,168	37,015	48,928
Income from operations	5,541	20,522	1,793	7,505
Other expense, net	895	1,431	374	197
Income before income taxes	4,646	19,091	1,419	7,308
Provision for income tax	2,448	14,091	1,053	1,976
Net income	$2,198	$5,000	$366	$5,332

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	53.4	51.5	57.0	50.2
Gross profit	46.6	48.5	43.0	49.8
Operating expenses:
Fulfillment expenses	2.8	2.4	2.5	2.5
Selling and distribution expenses	13.5	12.7	12.4	14.0
Marketing expenses	12.5	13.9	12.4	13.6
General and administrative expenses	16.1	14.4	13.7	13.2
Total operating expenses	44.8	43.4	41.0	43.3
Income from operations	1.8	5.1	2.0	6.6
Other expense, net	0.3	0.4	0.4	0.2
Income before income taxes	1.5	4.8	1.6	6.4
Provision for income tax	0.8	3.5	1.2	1.7
Net income	0.7%	1.3%	0.4%	4.7%

Comparison of the Three Months Ended March 31, 2017 and 2018

Net Sales

	Three Months Ended March 31,		Change
	2017	2018	$	%
	(unaudited, dollars in thousands)
Net sales	$90,228	$113,305	$23,077	25.6%

The overall increase in net sales was primarily due to sales to a larger number of customers, as the number of active customers increased 26.8% in the three months ended March 31, 2018 compared to the number of active customers in the three months ended March 31, 2017. Additionally, the number of orders placed by customers increased 45.9% in the three months ended March 31, 2018 as compared to the three months ended March 31, 2017. These increases were partially offset by a decrease in average order value to $282 in the three months ended March 31, 2018 from $301 in the three months ended March 31, 2017, primarily due to the REVOLVE segment comprising a larger percentage of consolidated net sales.

Net sales in the REVOLVE segment increased 30.9% to $97.0 million in the three months ended March 31, 2018 compared to net sales of $74.1 million in the three months ended March 31, 2017. Net sales generated from our FORWARD segment increased 1.2% to $16.3 million in the three months ended March 31, 2018 compared to net sales of $16.1 million in the three months ended March 31, 2017.

Cost of Sales

	Three Months Ended March 31,		Change
	2017	2018	$	%
	(unaudited, dollars in thousands)
Cost of sales	$51,420	$56,872	$5,452	10.6%
Percentage of net sales	57.0%	50.2%

The increase in cost of sales for the three months ended March 31, 2018 was primarily due to an increase in the volume of merchandise sold. The decrease in cost of sales as a percentage of net sales was due to a favorable mix of merchandise sales. We experienced a higher mix of REVOLVE merchandise sales in the three months ended March 31, 2018, which generally carry a higher margin than that of the FORWARD segment. Further, within the REVOLVE segment, we experienced a favorable increase in the mix of sales related to our owned brands, which generally carry a higher gross margin than that of our third-party brands.

Fulfillment Expenses

	Three Months Ended March 31,		Change
	2017	2018	$	%
	(unaudited, dollars in thousands)
Fulfillment expenses	$2,238	$2,782	$544	24.3%
Percentage of net sales	2.5%	2.5%

Fulfillment expenses increased as a result of an increase in the number of orders shipped and an expansion of our fulfillment center infrastructure. Fulfillment expenses as a percentage of net sales remained consistent at 2.5% of net sales.

Selling and Distribution Expenses

	Three Months Ended March 31,		Change
	2017	2018	$	%
	(unaudited, dollars in thousands)
Selling and distribution expenses	$11,176	$15,853	$4,677	41.8%
Percentage of net sales	12.4%	14.0%

Selling and distribution expenses increased as a result of the increase in the number of orders shipped. Shipping and handling costs increased $3.9 million and merchant processing fees increased $0.8 million. The increase in selling and distribution expenses as a percentage of net sales was due to an increase in shipping and handling cost associated with increased volume.

Marketing Expenses

	Three Months Ended March 31,		Change
	2017	2018	$	%
	(unaudited, dollars in thousands)
Marketing expenses	$11,204	$15,353	$4,149	37.0%
Percentage of net sales	12.4%	13.6%

The increase in marketing expenses was primarily due to increased marketing investment to acquire customers and retain existing customers to drive higher net sales. Performance marketing expenses increased $2.9 million. We also experienced an increase of $1.2 million in marketing expenses as a result of investments in our REVOLVE branded marketing events. The increase in marketing as a percentage of net sales was due to investments in our core performance marketing channels as well as our REVOLVE branded marketing events to acquire and retain customers.

General and Administrative Expenses

	Three Months Ended March 31,		Change
	2017	2018	$	%
	(unaudited, dollars in thousands)
General and administrative expenses	$12,397	$14,940	$2,543	20.5%
Percentage of net sales	13.7%	13.2%

The increase in general and administrative expenses was due to an increase in salaries and related benefits and equity-based compensation expense related to increases in our headcount across the administrative functions to support business growth. The decrease in general and administrative expenses as a percentage of net sales is the result of continued efficiencies gained with scale.

Comparison of Years Ended December 31, 2016 and 2017

Net Sales

	Years Ended December 31,		Change
	2016	2017	$	%
	(dollars in thousands)
Net sales	$312,082	$399,597	$87,515	28.0%

The overall increase in net sales was primarily due to an increase in total orders placed and an increase in average order value. Total orders placed increased 27.7%, from 2.0 million orders placed in 2016 as compared to 2.6 million orders placed in 2017. Average order value increased 3.8%, from $293 in 2016, to $304 in 2017.

Net sales in our REVOLVE segment increased by $78.2 million, or 31.0% from $252.4 million in 2016 to $330.6 million in 2017. Net sales in our FORWARD segment increased $9.3 million, or 15.6% from $59.7 million in 2016 to $69.0 million in 2017.

Cost of Sales

	Years Ended December 31,		Change
	2016	2017	$	%
	(dollars in thousands)
Cost of sales	$166,707	$205,907	$39,200	23.5%
Percentage of net sales	53.4%	51.5%

The increase in cost of sales for 2017 was due to an increase in product sold of $33.4 million and to a lesser extent, $5.8 million related to higher inventory markdowns, and partially offset by favorable changes in vendor shipping costs. The decrease in cost of sales as a percentage of net sales was due to a favorable mix of merchandise sales. We experienced a higher mix of REVOLVE merchandise sales in 2017, which generally carry a higher margin than that of the FORWARD segment. Further, within the REVOLVE segment, we experienced a favorable increase in the mix of sales related to our owned brands, which generally carry a higher gross margin than that of our third-party brands.

Fulfillment Expenses

	Years Ended December 31,		Change
	2016	2017	$	%
	(dollars in thousands)
Fulfillment expenses	$8,618	$9,458	$840	9.7%
Percentage of net sales	2.8%	2.4%

The increase in fulfillment expenses was due to the increase in volume of merchandise sales. Fulfillment expenses as a percentage of net sales were 2.8% and 2.4% in 2016 and 2017, respectively. The decrease in fulfillment expenses as a percentage of net sales is primarily attributable to increased efficiencies gained with scale.

Selling and Distribution Expenses

	Years Ended December 31,		Change
	2016	2017	$	%
	(dollars in thousands)
Selling and distribution expenses	$42,114	$50,766	$8,652	20.5%
Percentage of net sales	13.5%	12.7%

The increase in selling and distribution expenses was due to a $4.9 million increase in freight costs associated with the higher number of orders shipped, a $2.6 million increase in merchant processing fees associated with higher net sales and a $1.2 million increase in customer service expenses to support business growth and other selling and distribution expenses. The decrease in selling and distribution as a percentage of net sales resulted primarily from increased efficiencies gained with scale.

Marketing Expenses

	Years Ended December 31,		Change
	2016	2017	$	%
	(dollars in thousands)
Marketing expenses	$39,000	$55,476	$16,476	42.2%
Percentage of net sales	12.5%	13.9%

The increase in marketing expenses was primarily due to increased marketing investment to acquire customers and retain existing customers to drive higher net sales. Performance marketing expenses increased $13.4 million. We also experienced an increase of $3.1 million of marketing expenses as a result of investments in our REVOLVE branded marketing events. The increase in marketing as a percentage of net sales was due to investments in our core performance marketing channels as well as our REVOLVE branded marketing events to acquire and retain customers.

General and Administrative Expenses

	Years Ended December 31,		Change
	2016	2017	$	%
	(dollars in thousands)
General and administrative expenses	$50,102	$57,468	$7,366	14.7%
Percentage of net sales	16.1%	14.4%

The increase in general and administrative expenses was due to a $7.5 million increase in salaries and related benefits and equity-based compensation expense related to increases in our headcount across functions to support business growth, an increase of $1.1 million related to increased professional services and other operating costs to support business growth and a $1.0 million increase in occupancy expenses as a result of our business and headcount growth. These increases were partially offset by a decrease of $2.2 million in our studio, sales and design functions, as well as a decrease in travel and entertainment costs. The decrease in general and administrative expenses as a percentage of net sales resulted primarily from an increase in efficiencies gained from scale.

Quarterly Results of Operations and Other Financial and Operations Data

The following tables set forth selected unaudited quarterly results of operations and other financial and operations data for the five quarters ended March 31, 2018, as well as the percentage that each line item represents of net sales. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of our consolidated results of operations for these periods. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our quarterly results of operations will vary in the future. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
	(unaudited, in thousands)
Net sales	$90,228	$107,934	$99,466	$101,969	$113,305
Cost of sales	51,420	53,261	51,833	49,393	56,872
Gross profit	38,808	54,673	47,633	52,576	56,433
Operating expenses:
Fulfillment expenses	2,238	2,458	2,268	2,494	2,782
Selling and distribution expenses	11,176	13,451	12,847	13,292	15,853
Marketing expenses	11,204	15,298	14,383	14,591	15,353
General and administrative expenses	12,397	13,421	13,427	18,223	14,940
Total operating expenses	37,015	44,628	42,925	48,600	48,928
Income from operations	1,793	10,045	4,708	3,976	7,505
Other expense, net	374	506	256	295	197
Income before income taxes	1,419	9,539	4,452	3,681	7,308
Provision for income tax	1,053	4,260	1,989	6,789	1,976
Net income (loss)	$366	$5,279	$2,463	$(3,108)	$5,332

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
	(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	57.0	49.3	52.1	48.4	50.2
Gross profit	43.0	50.7	47.9	51.6	49.8
Operating expenses:
Fulfillment expenses	2.5	2.3	2.3	2.4	2.5
Selling and distribution expenses	12.4	12.5	12.9	13.0	14.0
Marketing expenses	12.4	14.2	14.5	14.3	13.6
General and administrative expenses	13.7	12.4	13.5	17.9	13.2
Total operating expenses	41.0	41.3	43.2	47.7	43.2
Income from operations	2.0	9.3	4.7	3.9	6.6
Other expense, net	0.4	0.5	0.3	0.3	0.2
Income before income taxes	1.6	8.8	4.5	3.6	6.4
Provision for income tax	1.2	3.9	2.0	6.7	1.7
Net income (loss)	0.4%	4.9%	2.5%	(3.0)%	4.7%

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
	(unaudited, in thousands, except average order value and percentages)
Other Financial and Operations Data
Gross margin	43.0%	50.7%	47.9%	51.6%	49.8%
Adjusted EBITDA(1)	$2,779	$10,739	$5,863	$9,047	$8,697
Free cash flow (2)	$8,160	$2,961	$1,269	$1,827	$11,716
Active customers	713	746	793	842	904
Total orders placed	560	686	647	659	817
Average order value	$301	$309	$302	$301	$282

(1)

Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income (loss) before other expense, net, taxes, depreciation and amortization, adjusted to exclude the effects of equity-based compensation expense, and certain one-time expenses. Please see the section of this prospectus captioned “Selected Consolidated Financial and Other Data— Other Financial and Operating Data” for more information. One-time expenses include those expenses that are one-time in nature and that we do not consider to be indicative of our core operating performance. One-time expenses in the fourth quarter of 2017 included one-time expenses related to our entity restructuring as well as one-time bonuses to certain employees. The costs related to our entity restructuring extended into 2018 and are reflected as one-time expenses in the first quarter of 2018.

The following table reflects the reconciliation of net income (loss) income to Adjusted EBITDA:

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
	(unaudited, in thousands)
Net income (loss)	$366	$5,279	$2,463	$(3,108)	$5,332
Excluding:
Other expense, net	374	506	256	295	197
Provision for income tax	1,053	4,260	1,989	6,789	1,976
Depreciation and amortization	659	645	664	881	729
Equity-based compensation	189	(16)	483	255	109
One-time expenses	138	65	8	3,935	354
Adjusted EBITDA	$2,779	$10,739	$5,863	$9,047	$8,697

(2)

Free cash flow is a non-GAAP financial measure that we calculate as net cash provided by operating activities less net cash used for purchases of property and equipment. Please see the section of this prospectus captioned “Selected Consolidated Financial and Other Data— Other Financial and Operating Data” for more information.

The following table reflects the reconciliation of net cash provided by operating activities to free cash flow:

	Three Months Ended
	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
	(unaudited, in thousands)
Net cash provided by operating activities	$8,978	$3,555	$1,849	$2,097	$12,156
Purchases of property and equipment	(818)	(594)	(580)	(270)	(440)
Free cash flow	$8,160	$2,961	$1,269	$1,827	$11,716

Seasonality and Quarterly Trends

Seasonality in our business does not follow that of traditional retailers, such as typical concentration of net sales in the holiday quarter. We believe our results are impacted by a pattern of increased sales leading up to #REVOLVEfestival in April and during the early summer months, which results in increased sales during the second quarter of each fiscal year. We also believe that we have experienced slower growth in orders placed and active customers during the first quarter. We expect this seasonality to continue in future years. Our operating income has also been affected by these historical trends because many of our expenses are relatively fixed in the short term. As our growth rates begin to moderate, the impact of these seasonality trends on our results of operations will become more pronounced.

We focus our internal measurements of performance on quarterly year-over-year comparisons but discuss quarterly sequential information below to help investors understand fluctuations in our business.

Our quarterly net sales are reflective of the seasonality as discussed above with the second quarter of 2017 reflecting the impact of #REVOLVEfestival and seasonal increases leading up to the early summer months. Net sales increased sequentially from the third quarter of 2017 through the first quarter of 2018, reflecting increased demand for our merchandise from both new and existing customers. As noted above, the seasonality of our business has resulted in variability in our total net sales quarter-to-quarter. As a result, we believe that comparisons of net sales and results of operations for a given quarter to net sales and results of operations for the corresponding quarter in the prior fiscal year are generally more meaningful than comparisons of net sales and results of operations for sequential quarters.

Our quarterly gross profit has fluctuated quarter to quarter primarily due to the quarterly fluctuations in net sales. In addition, gross margin has been lower in the first quarter of each year and higher in the second quarter of each year, reflecting the seasonal demand of our merchandise as discussed above.

Fulfillment expenses and selling and distribution expenses have also fluctuated quarter-to-quarter, primarily due to the quarterly fluctuation in net sales. The fluctuation in fulfillment costs is driven by the costs incurred to fulfill orders placed by our customers, while the fluctuation in selling and distribution costs is primarily due to the costs incurred to package and ship products ordered by our customers, ship returns from our customers, provide customer service and costs incurred related to merchant processing.

Marketing expenses vary quarter-to-quarter, primarily due to the timing of our brand marketing events. The second quarter of 2017 included increased marketing expense related to #REVOLVEfestival. The third quarter of 2017 included increased marketing expense related to #REVOLVEintheHAMPTONS. The fourth quarter of 2017 included increased marketing expense related to the #REVOLVEawards. Marketing expense will continue to fluctuate quarter-to-quarter, depending on the timing of events.

General and administrative expenses have generally increased sequentially quarter-to-quarter as we have continued to increase our headcount to support business growth. In the fourth quarter of 2017, there were certain one-time expenses related to the restructuring of our entities and one-time bonuses to certain employees.

We had net income for all periods presented except for the fourth quarter of 2017. Our net loss for the fourth quarter was due to one-time expenses related to our entity restructuring and tax expenses as a result of the remeasurement of deferred tax assets and liabilities related to the U.S. Tax Cuts and Jobs Act.

Our business is directly affected by the behavior of consumers. Economic conditions and competitive pressures can significantly impact, both positively and negatively, the level of demand by customers for our products. Consequently, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

Liquidity and Capital Resources

The following tables show our cash, accounts receivable and working capital as of the dates indicated:

	As of
	December 31, 2016	December 31, 2017	March 31, 2018
			(unaudited)
	(in thousands)
Cash	$11,357	$10,588	$7,204
Accounts receivable, net	6,187	5,698	5,573
Working capital	19,418	29,530	35,692

As of March 31, 2018, the majority of our cash was held for working capital purposes. We intend to increase our capital expenditures to support the growth in our business and operations. We believe that our existing cash, together with cash generated from operations and available borrowing capacity under our line of credit, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. We may seek to borrow funds under our line of credit or raise additional funds at any time through equity, equity-linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section of this prospectus captioned “Risk Factors.” We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all.

Sources of Liquidity

Since our inception, we have financed our operations and capital expenditures primarily through cash flows generated by operations, private sales of equity securities or the incurrence of debt. Since inception and as of March 31, 2018, we have raised a total of $15.0 million from the sale of equity units, net of costs and expenses associated with such financings.

Line of Credit

In March 2016, we entered into a line of credit with Bank of America, N.A. that provides us with up to $75.0 million aggregate principal in revolver borrowings. Borrowings under the credit agreement accrue interest, at our option, at (1) a base rate equal to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate and (c) the LIBOR rate plus 1.00%, in each case plus a margin ranging from 0.25% to 0.75%, or (2) an adjusted LIBOR rate plus a margin ranging from 1.25% to 1.75%. We are also obligated to pay other customary fees for a credit facility of this size and type, including an unused commitment fee and fees associated with letters of credit. The credit agreement also permits us, in certain circumstances, to request an increase in the facility by an additional amount of up to $25.0 million (in minimum amounts of $5.0 million) at the same maturity, pricing and other terms. As of March 31, 2018, there were no amounts outstanding under the line of credit. Historically, our debt has resulted from the need to help fund our normal operations and working capital needs.

Our obligations under the credit agreement are secured by substantially all of our assets. The credit agreement also contains customary covenants restricting our activities, including limitations on our ability to sell assets, engage in mergers and acquisitions, enter into transactions involving related parties, obtain letters of credit, incur indebtedness or grant liens or negative pledges on our assets, make loans or make other investments. Under these covenants, we are prohibited from paying cash dividends with respect to our capital stock. We were in compliance with all covenants as of March 31, 2018.

Historical Cash Flows

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands)
			(unaudited)
Net cash (used in) provided by operating activities	$(1,490)	$16,479	$8,978	$12,156
Net cash used in investing activities	(3,026)	(2,262)	(818)	(440)
Net cash provided by (used in) financing activities	5,142	(15,086)	(5,000)	(15,100)
Net increase (decrease) in cash	$626	$(869)	$3,160	$(3,384)

Net Cash (Used in) Provided by Operating Activities

Cash from operating activities consists primarily of net income adjusted for certain non-cash items, including depreciation, equity-based compensation, and the effect of changes in working capital and other activities.

In the three months ended March 31, 2018, net cash provided by operating activities was $12.2 million and consisted of changes in operating assets and liabilities of $5.5 million, net income of $5.3 million, and non-cash items of $1.4 million. Net cash provided by operating activities related to changes in operating assets and liabilities was due primarily to an increase in our reserve for expected returns of $7.5 million, an increase in accrued expenses of $1.8 million, a decrease in income taxes receivable of $1.5 million and a decrease in prepaid expenses of $1.1 million, partially offset by a decrease in accounts payable of $5.3 million and an increase in inventory of $1.8 million.

In the year ended December 31, 2017, net cash provided by operating activities was $16.5 million and consisted of changes in operating assets and liabilities of $4.1 million, net income of $5.0 million, and non-cash items of $7.4 million. Net cash provided by operating activities related to changes in operating assets and liabilities was due primarily to an increase in accrued expenses of $6.3 million, an increase in our reserve for expected returns of $5.8 million, and an increase in other current liabilities of $4.2 million, partially offset by an increase in inventory of $7.0 million, an increase in prepaid expenses of $3.1 million and an increase in income taxes receivable of $3.4 million.

In the year ended December 31, 2016, net cash used in operating activities was $1.5 million and consisted of changes in operating assets and liabilities of $6.1 million offset by net income of $2.2 million and non-cash items of $2.4 million. Net cash used in operating activities related to changes in operating assets and liabilities was due primarily to an increase in inventory of $11.9 million and an increase in accounts receivable of $2.2 million, partially offset by an increase in other current liabilities of $3.2 million, an increase in accounts payable of $2.2 million, a decrease in income taxes receivable of $1.8 million and a decrease in our reserve for expected returns of $1.0 million.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of purchases of property and equipment to support our fulfillment centers and our overall business growth and internally developed software for the continued development of our proprietary technology infrastructure. Purchases of property and equipment may vary from period-to-period due to timing of the expansion of our operations.

Net cash used in investing activities was $0.4 million in the three months ended March 31, 2018. This was attributable to capital expenditures relating to equipment for our fulfillment centers, software purchases, internally developed software and hardware purchases for employees and general operations.

Net cash used in investing activities was $2.3 million in 2017. This was attributable to capital expenditures relating to equipment for our fulfillment centers, software purchases, internally developed software and hardware purchases for employees and general operations.

Net cash used in investing activities was $3.0 million in 2016. This was attributable to capital expenditures relating to equipment for our fulfillment centers, software purchases, internally developed software and hardware purchases for employees and general operations.

Net Cash (Used in) Provided by Financing Activities

Financing activities consist primarily of borrowings and repayments related to the existing line of credit.

Net cash used in financing activities was $15.1 million in the three months ended March 31, 2018, which was attributable to repayments made on our line of credit.

Net cash used in financing activities was $15.1 million in 2017, which was attributable to repayments made on our line of credit.

Net cash provided by financing activities was $5.1 million in 2016. This was attributable to borrowings on our line of credit amounting to $40.2 million offset by $35.0 million in repayments made on our line of credit.

Off Balance Sheet Arrangements

We did not have any off balance sheet arrangements in 2016, 2017, or in the three months ended March 31, 2018, except for operating leases as discussed below.

Contractual Obligations

As of December 31, 2017, we leased various office and fulfillment facilities, including our corporate headquarters in Los Angeles County, California under operating lease agreements that expire from 2019 to 2021. The terms of the lease agreements provide for rental payments on a graduated basis. We recognize rent expense on a straight-line basis over the lease periods. We do not have any debt or material capital lease obligations and most of our property, equipment and software have been purchased with cash. We have no material long-term purchase obligations outstanding with any vendors or third parties. Our future minimum payments under non-cancelable operating leases for equipment and office facilities are as follows as of December 31, 2017:

	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$6,685	$2,401	$4,284	$—	$—

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, inventory, and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, please see Note 2 of the accompanying notes to our consolidated financial statements.

Net Sales

Revenue is primarily derived from the sale of apparel merchandise through our sites and, when applicable, shipping revenue. Revenue is recognized when all of the following criteria are satisfied: (1) persuasive evidence of an arrangement exists; (2) the sales price is fixed or determinable; (3) collectability is reasonably assured; and (4) the product has been shipped and title has passed to the customer. These criteria are met when the customer orders an item through our sites via the electronic shopping cart, the customer’s credit card has been charged, and the item is fulfilled and shipped to the customer by our fulfillment center.

In accordance with our return policy, merchandise returns are accepted for full refund if returned within 30 days of the original purchase date and may be exchanged up to 60 days from the original purchase date. At the time of sale, we establish a reserve for merchandise returns, based on historical experience and expected future returns, which is recorded as a reduction of sales and cost of sales.

We may also issue store credit in lieu of cash refunds and sell gift cards without expiration dates to our customers. Store credits issued and proceeds from the issuance of gift cards are recorded as deferred revenue until the store credit or gift cards are redeemed. We have not recognized any revenue related to unredeemed gift cards or store credits for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net sales.

We have exposure to losses from fraudulent credit card charges. We record losses when incurred related to fraudulent charges as such amounts have historically been insignificant.

Inventory

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the specific identification method. Cost of inventory includes import duties and other taxes and transport and handling costs. We write down inventory where it appears that the carrying cost of the inventory may not be recovered through subsequent sale of the inventory. We analyze the quantity of inventory on hand, the quantity sold in the past year, the anticipated sales volume, the expected sales price and the cost of making the sale when evaluating the value of our inventory. If the sales volume or sales price of specific products declines, additional write-downs may be required.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are recorded net on the face of the balance sheet. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more-likely than-not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Deferred tax assets are recognized to the extent it is believed that these assets are more-likely than-not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax‑planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more‑likely than‑not that we will realize the benefits of these deductible differences, net of the valuation allowance. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the audit of our 2017 consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal controls in 2017 related to the lack of resources necessary to perform adequate review of our financial information. During 2018, we have taken steps to address the material weakness and continue to implement our remediation plan, which we believe will address their underlying causes. We have hired additional personnel with requisite skills in both technical accounting and internal control over financial reporting. In addition, we have engaged external advisors to provide financial accounting assistance in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. We are evaluating the longer-term resource needs of our various financial functions.

Please see “Risk Factors—We have identified material weakness in our internal control over financial reporting and if we fail to remediate this weakness and maintain proper and effective internal controls, our ability to produce accurate and timely consolidated financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.”

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, interest rate changes and inflation. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Interest Rate Sensitivity

Cash and restricted cash were held primarily in cash deposits. The fair value of our cash and restricted cash would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments. Interest on any line of credit borrowings incurred pursuant to the credit described above would accrue at a floating rate based on a formula tied to certain market rates at the time of incurrence; however, we do not expect that any change in prevailing interest rates will have a material impact on our results of operations.

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and therefore, our net sales are not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, and may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pound and European Euro. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our consolidated statements of income. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Emerging Growth Company Status

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Section 107 of the JOBS Act provides that any decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. We have elected to use this extended transition period under the JOBS Act.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding recent accounting pronouncements.

BUSINESS

Overview

REVOLVE is the next-generation fashion retailer for millennial consumers. As a trusted, premium lifestyle brand, and a go-to online source for discovery and inspiration, we deliver an engaging customer experience from a vast yet curated offering of over 45,000 styles. Our dynamic platform connects a deeply engaged community of millions of consumers, thousands of global fashion influencers, and more than 500 emerging, established and owned brands. Through 15 years of continued investment in technology, data analytics, and innovative marketing and merchandising strategies, we have built a powerful platform and brand that we believe is connecting with the next generation of consumers and is redefining fashion retail for the 21st century.

REVOLVE was founded in 2003, with the vision of leveraging digital channels and technology to transform the shopping experience.  We believed that traditional retail was either too mass or too limited, struggled to consistently provide on-trend merchandise, and was failing to connect with younger consumers.  REVOLVE was created to offer a scaled, one-stop destination for youthful, aspirational consumers.  We believe that our model, which is more targeted than department stores or mass market online retailers, and provides a greater selection than specialty retailers, allows us to more effectively serve consumers.

To improve on the merchandise offerings from traditional retail, we have built a custom, proprietary technology platform to manage nearly all aspects of our business, with a particular focus on developing sophisticated and highly automated inventory management, pricing, and trend-forecasting algorithms.  Our proprietary technology leverages data from a vast net of hundreds of thousands of styles, up to 60 attributes per style, and millions of customer interactions, creating a strategic asset of tens millions of data points.   We have complemented these efforts with an organization built from the ground-up to make decisions in a data-first, customer centric way.  Together, this enables a “read and react” merchandise approach; we make shallow initial buys, then use our proprietary technology to identify and re-order strong sellers, turning the fashion cycle from a predictive art to a data-driven science.  This approach facilitates constant newness, with over 1,000 new styles launched per week on average, while mitigating fashion and inventory risk. As a result, in 2017, approximately 75% of our net sales were at full price, which we define as sales at not less than 95% of the full retail price.

Our powerful brand and innovative marketing strategy connects with the increasingly important millennial demographic.  These consumers, who came of age in a hyper-connected, digital world, have unique shopping preferences, spend their time in different mediums, and respond to a different style of messaging than generations past.  While our marketing competencies extend well beyond social media, we are recognized as a pioneer and a leader in social media and influencer marketing.  We have built a community of thousands of influencers and brand partners, including many of the most influential social media celebrities in the world, whom we track and manage using our proprietary internal technology platform.  Through our deep relationships, history of mutually beneficial partnerships, buzzworthy social events, and recognized leadership position, we believe we have become a partner of choice for influencers worldwide, leading to a significant competitive advantage. These marketing efforts deliver authentic, aspirational experiences and lifestyle content that drive loyalty and engagement. We pair this emotional brand marketing with sophisticated, data-driven performance marketing to further drive profitable customer acquisition, retention and lifetime value.

Our data-driven merchandising and innovative marketing competencies enable a powerful owned brand strategy that drives consumer demand, increases control of our supply chain, and expands profit margins. We have built a portfolio of 19 owned brands, each crafted with unique attributes and supported by independent marketing investments.  We believe our consumers perceive these as highly desirable, independent brands, rather than private labels or house brands.  As a result, in 2017, our owned brands represented seven out of our top 10 brands, 20% of the REVOLVE segment’s net sales, and three out of the top five brand search terms on external search engines that led to a purchase. Owned brands are significantly more productive on a units sold per style basis and generate meaningfully higher gross margins as compared to third-party brands.

We founded REVOLVE with the goal of transforming the retail shopping experience.  Today, through our innovative technology, merchandise, and marketing strategies, we believe we have become a leading online retail destination targeted towards millennials seeking premium fashion, and are redefining fashion retail for the 21st century.  Our platform connects consumers, brands, and influencers in a powerful way that we believe has strong network effects that will make us even stronger over time.  We believe our offering is resonating with our target consumers, as evidenced by our strong customer loyalty and revenue retention, and our rapidly growing revenue and profits.  In 2017, we:

•	generated over 30 billion impressions across social media and traditional press;
•	had an average of 7.3 million unique visitors per month;
•	delivered approximately 75% of net sales at full price;
•	retained 88% of net sales from the prior year’s customers;
•	had an average order value of $304; and
•	delivered gross margin of 48.5%.

In 2017, we reported $399.6 million in net sales, $5.0 million in net income and $28.4 million in Adjusted EBITDA, representing growth of 28.0%, 127.5% and 198.6%, respectively from 2016. For the three months ended March 31, 2018, we reported $113.3 million in net sales, $5.3 million in net income and $8.7 million in Adjusted EBITDA, representing growth of 25.6%, 1,356.8% and 213.0%, respectively, from the three months ended March 31, 2017. Adjusted EBITDA is a non-GAAP measure. For further information about how we calculate Adjusted EBITDA, limitations of its use and a reconciliation of Adjusted EBITDA to net income, see “Selected Consolidated Financial and Other Data—Other Financial and Operating Data.”

Relative to our scale, we are highly efficient and require modest capital expenditures to support our operations. We have raised only $15.0 million in primary outside equity capital to date and have been profitable on a taxable income basis for 14 out of our 15-year operating history.

Our Industry

Large and Growing Addressable Market

We participate in the large and growing apparel and footwear, accessories and beauty sectors. According to Euromonitor International, Ltd., a market research firm:

•	The global apparel and footwear, accessories and beauty market was $2.7 trillion in 2017 and is expected to reach $3.2 trillion in 2020, growing at a compound annual growth rate, or CAGR, of 5.4%.
•	The U.S. apparel and footwear, accessories and beauty market was $538 billion in 2017 and is expected to reach $595 billion in 2020, growing at a CAGR of 3.4%.

We believe the key drivers shaping growth within these markets include favorable demographic trends, constant product newness and the proliferation of emerging brands, as well as an increased focus on fashion and beauty as a reflection of self-expression.

Significant Growth in Digital Channels

Consumers are increasingly using digital channels to make purchases, and as a result, the growth of online sales has outpaced that of traditional brick-and-mortar channels. According to Euromonitor:

•	The global online apparel and footwear, accessories and beauty market was $353 billion in 2017 and is expected to reach $518 billion in 2020, growing at a CAGR of 13.7%.
•	The U.S. online apparel and footwear, accessories and beauty market was $102 billion in 2017 and is expected to reach $159 billion in 2020, growing at a CAGR of 15.9%.
•

Online penetration in apparel and footwear, accessories and beauty has increased from 3.5% to 13.0% globally and 6.2% to 18.9% in the United States from 2008 to 2017. Online penetration is expected to reach 16.2% globally and 26.6% in the United States by 2020.

Mobile sales in particular have rapidly increased as consumers leverage their ability to discover, browse and purchase anytime from anywhere through their smartphones. According to the State of the U.S. Online Retail Economy (Q1 2018) report by comScore, Inc., an Internet analytics company:

•	Mobile commerce discretionary spending grew 40% year-over-year for the fourth quarter of 2017.
•	Mobile commerce represented 24% of U.S. digital commerce dollars for the fourth quarter of 2017 compared to 13% for the fourth quarter of 2014.

Media Consumption and Shopping Behaviors of Next-Generation Consumers

Consumers, especially millennials (born between 1982 and 2000) and Generation Z (born after 2000), are spending more and more time on digital media and less time on more traditional forms of print media. According to Pew Research Center, the number of adults in the United States using social media grew from 5% in 2005 to 69% in 2018. In contrast, traditional print media, such as magazines and newspapers, have been on the decline, with ad revenue for newspapers declining from $49 billion in 2006 to $18 billion in 2016, and weekday newspaper circulation dropping from 53.3 million in 2005 to an estimated 34.6 million in 2017. Millennials spend a significant amount of time on digital media, especially social media. In 2016, 86% of U.S. adults aged 18 to 29 and 80% of U.S. adults aged 30 to 49 used at least one social media site.

The nature of consumer engagement with brands and retailers is evolving in tandem with the transition to digital channels. Next-generation consumers often aspire to express their individual style through fashion and beauty. More than older generations of consumers, they frequently seek an emotional connection with brands that are unique and on-trend and resonate with their values. They look to social media and digital content from influencers as their source of inspiration and discovery and to inform their purchasing decisions. We believe that traditional retailers, with their emphasis on appealing to broad demographic ranges, have struggled to create personal connections with these younger consumers.

Influencers have an outsized impact on the purchasing behaviors of next-generation consumers. Influencers maintain a social media presence on platforms such as Instagram or YouTube, and have thousands or even millions of followers who view, comment, like, and share their fashion and lifestyle posts. For example, Camila Coelho, Julie Sarinana and Natasha Oakley have 7.3 million, 4.9 million and 2 million followers, respectively. Many followers engage with these influencers on a daily basis. The contrast with the circulation of U.S. Vogue magazine, 1.2 million in the first half of 2017, illustrates the societal shift from print to digital media. Influencers can have a more powerful impact than traditional advertising methods because they bring their followers into their daily lives and share their personal tastes and preferences in an authentic way.

This evolution in consumer behavior accompanies a significant transition of purchasing power to the millennial generation. According to the 2015 U.S. Census Bureau, millennials accounted for more than 25% of the U.S. population, exceeding the number of baby boomers and making it the largest percentage of the workforce in the United States. Further, according to the U.S. Bureau of Labor Statics, people born after 1981, including millennials and Generation Z, accounted for approximately $1.5 trillion or 20% of the nation’s total consumer expenditure in 2016. We expect this number to significantly increase as millennials enter their peak earning years and an increasing percentage of Generation Z joins the workforce.

Next-Generation Consumers are Underserved by Retail and eCommerce

Although the apparel and footwear, accessories and beauty sectors are large, next-generation consumers are currently underserved by traditional brick-and-mortar and online retailers. Department stores and national retailers try to serve a broad demographic with ubiquitous brands and are slow to react to changing trends. Specialty boutiques, while highly curated, often offer a narrow assortment and are limited in their reach. Online retailers tend to deliver a purely transactional customer experience, with limited original fashion content and style advice to facilitate inspiration and discovery. As a fashion authority that is deeply connected to next-generation consumers, we are poised to capitalize on this sizeable yet underserved market.

Competitive Strengths

Leading Millennial Destination for Online Fashion.   We believe we are the leading U.S. online destination targeted towards millennial consumers seeking premium fashion.  In 2017, we generated $399.6 million in net sales, served over 840,000 active customers, and delivered over 110,000 unique styles, which we believe makes us one of the largest standalone fashion eCommerce businesses in the United States.  Our average apparel order value was $304 in 2017, which is reflective of our focus on premium merchandise and our differentiation from mass market or value-based retailers.  Our business is specifically targeted towards millennial consumers, who are substantially younger than the customers of legacy premium department stores, which have reported  average customer age of over 42.  We believe this more specific targeting results in a better experience for our customer, leading to out-sized growth rates, strong customer loyalty, and increases in market share over time.  We further believe our scaled leadership position has strong network effects among our customers, brands, and influencers, as we are able to provide increasing value to each of those constituents as our scale and leadership position increases.

Data-driven Merchandising Model.   Our disciplined, data-driven merchandising approach allows us to offer a broad, yet curated assortment of on-trend apparel and accessories while minimizing fashion and inventory risk. We believe our approach turns the fashion buying cycle from a predictive art into a data-driven science, thus maximizing our ability to react quickly to changing trends. We employ a “read and react” model that combines qualitative and quantitative decision-making to identify trends, curate assortments, facilitate our merchandise planning and re-order processes, and manage pricing. Our technology enables us to automate the rapid identification of new trends and emerging brands, allowing us to offer a vast and diversified product assortment that does not rely on any given trend or style and has minimal overlap with other retailers. Furthermore, by introducing products daily and promoting scarcity value, we create a sense of urgency for our customers. As a result, in 2017, sales of products at full retail price represented approximately 75% of total net sales.

The REVOLVE Brand.   Since inception, we have worked to build a deep connection with our community of youthful, aspirational consumers. Our consumers frequently engage with our websites and mobile applications, which we collectively refer to as our sites, coming to us for our inspiring content and styling, and our distinct and constantly changing assortment of on-trend fashion. REVOLVE is a brand in its own right, commanding a premium positioning, strong consumer affinity and reputation as the ultimate fashion influencer for the millennial consumer. In 2017, approximately 16% of our repeat customers visited REVOLVE at least 15 times per month. As our scale grows, our brand value is increasingly becoming a significant point of differentiation with customers, influencers and third-party brands.

Innovative Marketing Approach.   REVOLVE’s marketing approach is integrated across all parts of the customer funnel and allows us to efficiently increase brand awareness, promote customer acquisition, encourage retention and maximize lifetime customer value. We have a history of being a leader in innovative digital and community-driven marketing and have positioned ourselves as a preferred partner for influencers and traditional marketing providers. We continuously provide our customers with aspirational and engaging content, and our network of thousands of influencers and buzzworthy social events amplify our message in a highly efficient manner. In 2017, we generated over 30 billion impressions across social media and traditional press and drove 45% of traffic from free sources. We tightly integrate our marketing messaging into the shopping experience through compelling product curation, editorial content and daily product stories, creating a consistent experience for our customers across all touch points and allowing us to further control our merchandise sell-through. We pair our social media and community-driven brand marketing with sophisticated performance marketing efforts, including retargeting, paid search/product listing ads, affiliate marketing, paid social, search engine optimization, personalized email marketing and mobile “push” communications through our app, which together support our highly attractive customer acquisition and retention metrics.

Deep Connection with Our Loyal Customers.   We understand the next-generation consumer: who she is, who she follows for fashion and lifestyle inspiration, how she communicates with friends, how to speak with her and what she wants to wear. We engage with her through social media, events, press and other digital channels, generating multiple touchpoints in a way that we believe traditional retailers and brands do not. We integrate our marketing content with our product curation, visual merchandising, and editorial content, using our “Hot List,” daily product stories, and head-to-toe style suggestions to create an inspirational user experience and enhance our reputation as a fashion discovery destination. She rewards our efforts with her loyalty, as demonstrated by our strong customer economics. Our low customer acquisition cost, strong net revenue retention rates and high average order values drive attractive customer lifetime value and immediate payback, with the average contribution margin from a customer’s initial order exceeding our average customer acquisition cost.

Unique Owned Brand Platform.   We leverage our data-driven merchandising model to optimize our product assortment through the development of new owned brands and additional styles within our existing portfolio of owned brands. Our team develops brands that embody a unique aesthetic and authentic point of view, using our proprietary data analytics to identify trends and assortment gaps and inform design and merchandising decisions, and supporting them with robust brand marketing. Unlike traditional private label, our owned brands command pricing similar to third-party brands due to their brand equity. Further, the owned brand portfolio enhances loyalty, given that the substantial majority of our owned brand styles are available only on the REVOLVE site. We bring new products to market quickly by working with a flexible network of manufacturing partners that enable us to order in small initial order quantities and employ our “read and react” model. The broad reach of our pioneering social media–driven marketing and events generate instant consumer appeal and credibility for our owned brands, expanding our reach and driving incremental traffic to our sites. The higher margin profile of our owned brands provides us with the opportunity to expand profitability and further invest in our business.

Proprietary, Scalable Technology and Data Analytics Platform.   Our proprietary, scalable technology and data analytics platform efficiently and seamlessly manages our merchandising, marketing, product development, sourcing, and pricing decisions. We have a proven history of leveraging our technology platform to flexibly expand capacity in a capital-efficient manner. We leverage a strategic asset of tens of millions of data points, drawing from 15 years of data across hundreds of thousands of styles, up to 60 attributes per style, and millions of customer interactions. This data is leveraged throughout our operations to provide an optimized product offering, tailor our marketing efforts and continually enhance the experience on our sites. Our team of engineers and data scientists continuously innovates to improve our platform and business processes to best serve our customers.

Founder-led Management and Innovative Culture.   Our co-CEOs, Michael and Mike, founded REVOLVE with the goal to transform the apparel shopping experience by leveraging data, innovative business strategies and the emerging eCommerce channel. Our founders’ inspiration to create an innovative and data-driven culture continues to influence everything we do. Our company culture and team mirror the attributes of our core customer; we are socially engaged, digital-first, high energy, results driven and collaborative. We hire people who are passionate about fashion, technology and entrepreneurialism, and who are not burdened by conventional notions of traditional retail. We encourage creativity and focus on constant improvement, and we give our employees the opportunity to make an immediate contribution to our business. This culture, together with our singular focus on customer experience and our commitment to maximizing value over the long term, gives us an edge to anticipate and react to the evolving shopping behavior of our consumers.

Growth Strategies

Continue to Acquire New Customers. We generate a significant return on our customer acquisition investments. The contribution margin from a customer’s initial order exceeds our customer acquisition cost, on average, and repeat purchase behavior generates an attractive ratio of customer lifetime value to customer acquisition cost. We believe there is significant room to expand our customer base and thus will continue to invest in attracting new customers to the REVOLVE community and convert them into active customers. According to the U.S. Census Bureau, in 2016 there were 57 million 18 to 44-year-old women in the United States. Given the number of our active customers, we believe we are less than 1.6% penetrated in our core demographic, with younger and international consumers representing a significant additional opportunity. We believe we are well-positioned to convert younger consumers into active customers and capture more of their wallet share as millenials enter their peak earning years and Generation Z enter the workforce.

Continue to Increase Customer Loyalty and Wallet Share. We intend to deepen our existing customer relationships to improve our already strong revenue retention and increase our wallet share. We are enhancing our customer experience by continuing to refine our visual merchandising, increasing personalization, launching progressive web apps for our mobile site, and providing additional opportunities to pre-order coveted products. Additionally, we are building a more holistic offering by increasing our footwear and accessories assortment and expanding our nascent loyalty and preferred customer programs for high-value consumers. Our preferred customer program sends high-value customers products specifically curated for her by our stylists. The loyalty program affords these customers additional benefits such as early access to new styles and invitations to exclusive REVOLVE events. Each of these initiatives is designed to increase revenue per customer and take advantage of the rising spending power of the next generation of consumers.

Grow Sales of Owned Brands. We intend to continue optimizing our assortment to drive revenue and profitability growth by introducing new owned brands and expanding our current owned brands into additional styles and categories. The percentage of the REVOLVE segment’s net sales represented by owned brands has doubled since 2016, reaching 31.8% for the three months ended March 31, 2018. Owned brands are some of the most sought-after items on our platform. In 2017, four of the top five brand search terms on external search engines that led to a purchase were our owned brands. Owned brands are significantly more productive on a units sold per style basis and generate meaningfully higher gross margins as compared to third-party brands.

Enhance and Broaden Our Offering. We intend to leverage our community and influencer network and integrated, data-driven operating model to expand our share of adjacent markets through a strategic mix of third-party and owned brands. Areas of potential expansion are:

•	Beauty. Launched in late 2016, beauty represents one of our fastest growing categories and we plan to further increase our assortment.
•	Luxury. We plan to profitably scale our FORWARD segment over time, attracting new customers while cross-selling to current REVOLVE customers as their spending power increases.
•	Lower Price Point. We believe we can capture additional customers and wallet share through a lower price point offering.
•	Men’s. We believe the millennial men’s market is underserved and represents a long-term opportunity.

We may also pursue targeted acquisitions that will allow us to enhance our offering, enter new geographies or augment existing capabilities.

Grow International Sales. We intend to leverage the global reach of the REVOLVE brand and our influencer network to accelerate growth outside of the United States. In 2017, net sales shipped to customers internationally represented 18.8% of net sales while over 40% of our social media followers across Instagram and Facebook were located outside of the United States. In May 2018, we began offering a more localized shopping experience to customers in the United Kingdom and the European Union by offering prices inclusive of regional taxes and duties and improving our distribution and fulfillment capabilities to simplify the ordering and return process. While still early, this improved experience is resonating with our customers in these regions and the initial financial results are positive. We intend to increase our investment in Europe, Canada, Australia and, over the longer term, broader Asia Pacific, to bring the full power of our platform to consumers globally. In addition, we intend to expand the global footprint of our influencer network to better connect with customers outside our core U.S. market.

Continue to Innovate. We are innovating across our user interface, technology platform, supply chain and distribution capabilities to improve service levels, further enhance and personalize customer experience, and reduce lead times for our owned brands portfolio. We intend to continue to leverage our technology and owned brand platform to further vertically integrate our operations. We also intend to leverage advancements in artificial intelligence and machine learning to refine our merchandising and marketing capabilities, including visual search capabilities and further size and fit optimization.

Our Operations

We leverage one platform to sell merchandise primarily through two differentiated retail segments, REVOLVE and FORWARD. In 2017, we generated 82.7% of net sales through REVOLVE, which offers a highly curated assortment of full-price premium apparel and footwear, accessories and beauty products from emerging, established and owned brands. In 2017, we generated 17.3% of our net sales through FORWARD, which offers a full assortment of iconic and emerging luxury brands. We sell through our websites, mobile sites, and apps which represented 60.1%, 20.2% and 19.7%, respectively, of all orders in 2017.

Our Assortment

We offer a broad yet curated assortment of over 45,000 apparel and footwear styles, as well as accessories and beauty products, presented in a visually compelling manner to encourage discovery and engagement. In 2017, emerging third-party, established third-party, owned and other net sales contributed 52%, 23%, 20% and 5% of net sales through REVOLVE, respectively. In 2017, 88% of net sales came from apparel and substantially all of net sales came from women’s products. No third-party brand accounted for more than 2% of 2017 net sales. Our top-selling brand, Lovers + Friends, an owned brand, accounted for 5% of 2017 net sales through REVOLVE.

Brands

Third-Party Brands. Since our inception, we have attracted and maintained strong relationships with a diversified group of premium lifestyle and luxury brands, from emerging designers to globally recognized brands. We define an emerging brand as one that we estimate has less than $10 million in annual net sales and does not have national distribution at the point we first identify them. These brand relationships provide customers with breadth across product categories and styles, while reinforcing REVOLVE’s position as the destination for discovery. We continuously identify new brands and edit existing brands we feature to foster a sense of newness and encourage discovery. Representative brands we carry include:

Established Brands	Emerging Brands
AG Adriano Goldschmied	Beach Riot
BB Dakota	Faithfull the Brand
Frame	Flynn Skye
Free People	I.AM.GIA
Levi’s	Likely
Marc Jacobs	Love Shack Fancy
Nike	Michelle Mason
Rag & Bone	MISA Los Angeles
Nicholas
RtA

Owned Brands. Since 2014, we have developed a fast-growing portfolio of 19 owned brands that span multiple categories and are priced in-line with third-party brands. We apply market insights and proprietary data analytics to identify gaps and emerging trends within the marketplace. We then develop new styles for existing brands or launch new brands with a unique aesthetic or category focus to address these areas. When coupled with our innovative marketing approach, we develop strong brand equity for each owned brand, as demonstrated by their collective social media following which exceeded 2 million followers on Instagram as of March 31, 2018. Seven out of our top ten best-selling brands in 2017 were owned brands, including Lovers + Friends, NBD, Tularosa, Privacy Please, GRLFRND, House of Harlow, and Majorelle.

We bring new products to market quickly by working with a flexible network of manufacturing partners and third-party suppliers that enable us to order in small initial quantities and test products before we make significant inventory investments. We work with a group of approximately 132 manufacturers in China, India and the United States. In 2017, no single manufacturer accounted for more than 6% of our inventory purchased. We will continue to evaluate our supplier network in existing and other geographies. We have developed deep relationships with a number of our suppliers and make efforts to ensure that they share our commitment to quality and ethics. We do not, however, have any long-term agreements requiring us to use any manufacturer, and no manufacturer is required to produce our products in the long term.

The percentage of the REVOLVE segment’s net sales represented by sales of owned brands has grown from 15.1% in 2016 to 20.2% in 2017, and 31.8% for the three months ended March 31, 2018. We expect owned brands’ share of total net sales to continue to increase over time. As of March 31, 2018, our owned brands design team consisted of 80 employees.

Merchandising and Content

Buying and Planning. Our merchandising team is responsible for brand and trend identification, purchasing and pricing, inventory planning and overall editorial direction. We use a data-driven “read and react” buying process to identify trends early using market insights and our proprietary forecasting algorithms. We merchandise and curate our assortment to provide our customers with product newness and stay ahead of key trends, thus encouraging them to visit the site frequently to explore and see what is new. Whether third-party or owned brands, we make initial, shallow buys to test our customers’ affinity for new trends, brands and styles, which allows us to maintain a strong editorial point of view while mitigating inventory and fashion risk, as well as encouraging customers to buy at full price. Our proprietary technology optimizes pricing based on demand, automatically identifies and re-orders best sellers based on purchase and browsing feedback, and maintains the right depth of available inventory to maximize margins and sales at full price. Our data analytics provide us with feedback on customer demand, which helps us anticipate future interest in products and manage production and inventory accordingly. As of March 31, 2018, our merchandising department consisted of 71 employees.

Styling and Creative Content. Our creative team works seamlessly with our merchandising team and is responsible for composing and executing our product photographs, styling our merchandise and generating our editorial content and creative brand storytelling. This content is leveraged in our acquisition and retention marketing activities. We believe that our high-quality creative content creates an inspiring and engaging experience for our customers, driving frequent visits to our sites and helping to promote the discovery of new, relevant brands and products. We update the site daily with new editorial content, using our “Hot List,” daily product stories, and head-to-toe style suggestions. Additionally, we leverage our expansive social influencer network and REVOLVE-branded events to generate a constant flow of fresh, authentic content to complement our internal efforts.

As of March 31, 2018, our creative team consisted of 70 employees. In 2017, our creative team processed over 10,000 images per month, on average.

Marketing

We leverage a variety of marketing and advertising programs to increase brand awareness, acquire new customers, drive customer traffic across our channels, and strengthen and reinforce our brand.

Brand Marketing. We are pioneers of social media and influencer marketing, using social channels and cultural events designed to deliver authentic and aspirational, yet attainable, experiences to attract and retain customers. As of March 31, 2018, we had a global network of thousands of social media influencers, each with more than 10,000 followers and who regularly post about REVOLVE content. We enter into contracts with our most important influencers. We are a preferred partner for influencers, as their association with REVOLVE enhances our influencers’ personal brands. Our network is constantly evolving as we assess the breadth of individual influencers’ social media followings and resonance with our core demographic. We complement our social media efforts through a variety of brand marketing campaigns and events, including the #REVOLVEfestival in the Coachella Valley, #REVOLVEintheHamptons, #REVOLVEsummer, our series of #REVOLVEaroundtheworld events, including recent trips to London, Thailand and Ibiza, and the #REVOLVEawards honoring our most impactful influencers and brands. As a result of these efforts, we achieved more than 30 billion media impressions in 2017.

Performance Marketing. While social media and influencer marketing are key components of our strategy, approximately 75% of our marketing expense is devoted to performance marketing efforts. We acquire and retain customers through retargeting, paid search/product listing ads, affiliate marketing, paid social, personalized email marketing and mobile “push” communications through our app.

As of March 31, 2018, our marketing team consisted of 33 employees.

Technology

We purpose built our technology infrastructure to support our customers’ experience and the needs of our vendor and merchandise base. Our technology integrates seamlessly across multiple functions throughout the organization, connecting in a way that allows constant iteration and optimization. Our technology is the foundation of our merchandising and marketing functions; it provides a superior customer experience on our sites, enables our personalization capabilities, processes our customers’ orders, and manages our personalized outbound email communications. Our enterprise resource planning systems deliver end-to-end logistics services and automate business-to-consumer inventory processing, supply chain management and fulfillment. We test each change to our platform that affects our customers’ experience for consistency with our business objectives. Our proprietary algorithms and technology infrastructure include:

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Data Science. Our technology mines data from a database that we have built over 15 years, consisting of hundreds of thousands of styles and millions of customer interactions, creating a strategic asset of millions of data points. We capture up to 60 attributes per style, from hem length to buttons, and look at customers’ browsing and shopping history to spot trends early and continuously update our assortment.

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Merchandising. Our algorithms optimize pricing based on demand, automatically identify and re-order best sellers based on purchase trends and browsing feedback, and maintain the right depth of available inventory to maximize margins and sales at full price.

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Marketing. Our algorithms analyze the billions of impressions generated by our influencer network and the number of click-throughs and conversion rates from our performance marketing efforts to cost-efficiently and effectively market to consumers. We utilize customer shopping and purchase behavior to personalize our email and retargeting efforts seamlessly across multiple customer touch points.

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Site Experience. We provide a highly differentiated site experience that leverages our visual merchandising capabilities to reflect REVOLVE’s distinct point of view. We use our algorithms and A/B testing to analyze browsing and purchasing patterns and preferences. We further analyze the impressions and related conversion rates to most effectively display, style and photograph our merchandise. We leverage these learnings to optimize product placement and site navigation in order to encourage discovery and drive higher conversion and average order value.

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Customer Service and Relationships. Our customer service technology provides our representatives with up to date and relevant product and fulfillment information to better serve our customer on an order-by-order basis. We generate highly personalized and relevant full life-cycle email and retargeting messaging. Our systems also continue to learn about each customer through direct customer feedback and these learnings are applied to future interactions.

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Fulfillment. The algorithms we use in our fulfillment centers allow us to efficiently position inventory within and combine orders from our five fulfillment centers. These algorithms also determine the most efficient manner to fulfill each order, including by optimizing the way in which inventory is picked based on order patterns and personnel.

Our proprietary technology infrastructure is highly scalable and has allowed us to grow with our customer demand, vendor base and brands. We supplement our technology team with a team of data scientists that support teams across the organization through reporting and analysis. As of March 31, 2018, our technology and data science team consisted of 46 employees.

Fulfillment and Logistics

Our fulfillment and logistics team oversees order fulfillment, ensuring that orders are efficiently and accurately processed, packed, shipped and delivered to customers. Our five Southern California fulfillment centers are in close proximity to each other, creating a scalable, flexible infrastructure that optimizes inventory and order allocation, reduces shipping and fulfillment expenses and delivers merchandise quickly and efficiently to our customers. Our fulfillment, shipping and return processes create a seamless customer experience, which fosters customer loyalty. Our proprietary inventory tracking system enables our customers to receive real-time updates regarding the status of their orders. We provide free two-day delivery and free returns on all domestic orders.

Our inventory management system allows us to quickly and cost-efficiently process, hold and resell products, supporting sales at full price. In addition, we leverage data from our product waitlists in order to quickly resell items that are returned to us to the extent there is latent demand for a particular returned product. In 2017, we shipped over 5.4 million individual items through our fulfillment centers, an average of 20,970 items per business day, and we shipped over 95% of these orders on the same day if placed before noon Pacific time or by the next business day if placed after. We are able to ship to and service customers in over 200 countries. We have a proven history of leveraging our technology platform to expand capacity in a capital-efficient manner by optimizing existing warehouses and adding warehouses, optimizing space utilization and minimizing real estate commitments. We will continue to evaluate opportunities to enhance our distribution platform in the United States and internationally. As of March 31, 2018, our logistics team consisted of 350 employees.

Customer Service

Our customer service team interacts with our customers by phone, email or instant-message, primarily addresses questions relating to orders, deliveries and returns, and also answers questions regarding fit, color, size, and other style matters to ensure customer satisfaction. We are also currently testing a loyalty program and a preferred customer program for high-value customers. The loyalty program affords these customers additional benefits such as early access to new styles and invitations to exclusive events. The preferred customer program sends clients products specifically curated for them by our stylists. We have a customer satisfaction rate of over 90%. As of March 31, 2018, our customer service team consisted of 65 employees.

Employees

As of March 31, 2018, we had 806 full-time employees, all of whom were employed in the United States. We rely on temporary personnel to supplement our workforce, primarily in our fulfillment centers or as business needs arise. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Competition

The online and offline retail markets generally, as well as the premium lifestyle and luxury product markets more specifically, are highly competitive and rapidly evolving. We face significant competition from both online and offline retailers. Our primary competitors include:

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eCommerce Websites. These websites include apparel- and accessories-oriented eCommerce websites, such as ASOS, Shopbop, and Net-A-Porter as well as the eCommerce websites of traditional retailers and premium and luxury brands.

•	In-Person Stores and Boutiques. These channels include traditional retailers, such as Bloomingdale’s, Neiman Marcus, Nordstrom and Saks, as well as fashion boutiques.

We compete based on product selection and curation, brand quality and strength of brand relationships, relevance, convenience, ease of use and consumer experience, including shipping time and return policies. We believe that we compete favorably across these factors taken as a whole.

Government Regulation

Our business is subject to a number of domestic and foreign laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and could be interpreted in ways that could harm our business. These laws and regulations include federal and state consumer protection laws and regulations, which address, among other things, the privacy and security of consumer information, sending of commercial email, and unfair and deceptive trade practices.

Under applicable federal and state laws and regulations addressing privacy and data security, we must provide notice to consumers of our policies with respect to the collection and use of personal information, and our sharing of personal information with third parties, and notice of any changes to our data handling practices. In some instances, we may be obligated to give customers the right to prevent sharing of their personal information with third parties. Under applicable federal and state laws, we also are required to adhere to a number of requirements when sending commercial email to consumers, including identifying advertising and promotional emails as such, ensuring that subject lines are not deceptive, giving consumers an opportunity to opt-out of further communications and clearly disclosing our name and physical address in each commercial email. Regulation of privacy and data security matters is an evolving area, with new laws and regulations enacted frequently. For example, California recently enacted legislation that, among other things, will require new disclosures to California consumers, and afford such consumers new abilities to opt out of certain sales of personal information, when the legislation goes into effect on January 1, 2020. In addition, under applicable federal and state unfair competition laws and U.S. Federal Trade Commission, or FTC, regulations, we must, and our network of influencers may be required to, accurately identify product offerings, not make misleading claims on our websites or in advertising, and use qualifying disclosures where and when appropriate. The growth and demand for eCommerce could result in more stringent domestic and foreign consumer protection laws that impose additional compliance burdens on companies that transact substantial business on the Internet.

Our international business is subject to additional laws and regulations, including restrictions on imports from, exports to, and services provided to persons located in certain countries, as well as foreign laws and regulations addressing topics such as advertising and marketing practices, customs duties and taxes, privacy, data protection, information security and consumer rights, any of which might apply by virtue of our operations in foreign countries or our contacts with consumers in such foreign countries. For example, the United States and China, where most of our goods are manufactured, have recently engaged in an escalating trade war, which has led to each side threatening tariffs that could adversely effect our business and results of operations or cause us to relocate manufacturing to other countries, which could disrupt our operations. In addition, the European Union has implemented the General Data Protection Regulation, or GDPR, which imposes stringent requirements regarding the handling of personal data of individuals from the European Union and provides for substantial penalties for noncompliance. More generally, many foreign jurisdictions have laws, regulations, or other requirements relating to privacy, data protection, and consumer protection, and countries are adopting new legislation or other obligations with increasing frequency. Many of these laws may require consent from consumers for the use of data for various purposes, including marketing, which may reduce our ability to market our products.

In many jurisdictions, there is great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and eCommerce. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and eCommerce could result in significant additional obligations on our business or may necessitate changes to our business practices. These obligations or required changes could have an adverse effect on our cash flows and results of operations. Further, any actual or alleged failure to comply with any of these laws or regulations by us, our vendors or our network of influencers could hurt our reputation, brand and business, force us to incur significant expenses in defending against proceedings or investigations, distract our management, increase our costs of doing business, result in a loss of customers and suppliers and may result in the imposition of monetary penalties. See “Risk Factors — Risks Related to Our Business and Industry — Failure to comply with federal, state and international laws and regulations and our contractual obligations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.”

In addition, our beauty products are subject to regulation by the FTC, Food and Drug Administration, and the Consumer Product Safety Commission, as well as various other federal, state, local and foreign regulatory authorities. These laws and regulations principally relate to the ingredients, proper labeling, advertising, marketing, manufacture, safety, shipment and disposal of our products.

Intellectual Property

We primarily protect our intellectual property through the trademark, copyright and trade secret laws of the United States. As of March 31, 2018, we owned 118 trademark registrations, 156 trademark applications, and 24 Internet domain names. Although we have not sought copyright registration for our technology or works to date, we rely on common law copyright and trade secret protections in relation to our proprietary technology, products and the content displayed on our sites, including our photography and fabric prints that we design. Our trademark registrations and applications, which we have filed in the United States and in various jurisdictions outside the United States, have focused primarily on the REVOLVE and FORWARD word and design marks and those marks associated with our owned brands. Our trademarks, including domain names, are material to our business and brand identity.

We rely on an intellectual property license in our standard vendor terms and conditions to obtain rights to display our vendors’ intellectual property, including vendor-provided images and trademarks, on our sites. We also rely on proprietary know-how and confidential information and employ various methods, including entering into confidentiality, non-disclosure and non-compete agreements with our employees and third parties, including our vendors, service providers and potential business partners, to protect our intellectual property and proprietary information. Our employees and contractors also enter into agreements obligating them to assign to us all rights related to intellectual property created in connection with their employment or engagement by us.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States, the United Kingdom or other countries in which we may operate in the future. Also, the efforts we have taken to protect our trademarks and confidential information may not be sufficient or effective. We may be unable to prevent competitors from acquiring domain names or marks that are similar to, infringe upon or diminish the value of our domain names, marks, copyrights and our other intellectual property rights. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting and enforcing our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our confidential information could make it more expensive to do business and harm our operating results.

Companies in the eCommerce, apparel, retail and other industries may own large numbers of patents, copyrights and marks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. We routinely offer third-party goods, promote third-party content and feature third-party brands. We have been subject to, and expect to continue to face, allegations that we have infringed or otherwise violated the marks, copyrights, patents and other intellectual property or proprietary rights of third parties. Any intellectual property infringement claim or similar claim against us, regardless of merit, could be time-consuming and expensive to settle or litigate and could divert our management’s attention and other resources. These claims also could subject us to significant liability for damages and could result in our having to stop using technology, content, branding or business methods found to be in violation of another party’s rights. Further, although we contractually require our vendors to indemnify us against any liability for claims that arise out of their brands and their materials being featured on our sites, vendors may not be solvent or financially able to indemnify us. We might be required or may opt to seek a license for rights to intellectual property rights held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding or business methods, which could require significant effort and expense and which we may not be able to perform efficiently or at all. If we cannot use, license or develop technology, content, branding, or business methods for any allegedly infringing aspect of our business, we may be unable to compete effectively. Further, as we face increasing competition and as our business grows, we will likely face more claims of infringement.

Facilities

We currently occupy approximately 323,700 square feet of office and warehouse space in the state of California, United States, with leases that expire between 2019 and 2022. The following table sets forth information with respect to our facilities:

Location	Type	Square Footage (approximate)	Lease Expiration
Cerritos, California	Corporate Headquarters	73,500	2020
Buena Park, California	Distribution Facility	67,300	2019
Cerritos, California	Fulfillment Center	12,900	2019
Cerritos, California	Fulfillment Center	38,700	2020
Cerritos, California	Fulfillment Center	35,300	2020
Cerritos, California	Fulfillment Center	23,700	2020
Cerritos, California	Fulfillment Center	28,200	2021
Los Angeles, California	Office Space	40,800	2022
Los Angeles, California	Social Club	3,300	2020

We believe that our current facilities are suitable and adequate to meet our immediate needs with the potential to accommodate limited expansion. We expect that we will need to add additional fulfillment capacity in order to accommodate anticipated increases in demand. We intend to add other new facilities and fulfillment centers or expand our existing facilities and fulfillment centers as needed. We believe that suitable additional or substitute space will be available as needed.

Legal Matters

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of July 17, 2018:

Name	Age	Position
Executive Officers
Michael Karanikolas	40	Co-Chief Executive Officer and Director
Michael Mente	37	Co-Chief Executive Officer and Director
Jesse Timmermans	41	Chief Financial Officer
David Pujades	40	Chief Operating Officer
Non-Employee Directors
Hadley Mullin	43	Director
Jennifer Baxter Moser	39	Director
Marc Stolzman	52	Director
Key Employees
Raissa Gerona	36	Chief Brand Officer
Mitch Mosely	36	Chief Executive Officer – Owned Brands
David Staels	52	Chief Human Resources Officer
Ray Lingao	39	Senior Vice President of Merchandising
Lauren Yerkes	34	Vice President of Buying and Merchandising
Kai Li	45	Vice President of International

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Governance Committee

Executive Officers

Michael Karanikolas, our co-founder, has served as our co-chief executive officer and as a member of our board of directors since inception. Before founding REVOLVE, Mr. Karanikolas was a software engineer at NextStrat from 2000 until 2002. Mr. Karanikolas holds a B.S. in engineering from Virginia Tech University. We believe Mr. Karanikolas’ perspective, experience and institutional knowledge as our co-founder and co-chief executive officer qualify him to serve as director.

Michael Mente, our co-founder, has served as our co-chief executive officer and as a member of our board of directors since inception. Before founding REVOLVE, Mr. Mente was an analyst at NextStrat from 2001 until 2002.  Mr. Mente holds a B.S. in business administration from the University of Southern California. We believe Mr. Mente’s perspective, experience and institutional knowledge as our co-founder and co-chief executive officer qualify him to serve as director.

Jesse Timmermans has been our chief financial officer since February 2017. Mr. Timmermans previously served as the chief financial officer of Jobalign from June 2014 to January 2017, and worked at Blue Nile from July 2004 until June 2014, most recently as the vice president of finance and controller. Mr. Timmermans holds a B.S. in accounting from Central Washington University.

David Pujades has served as our chief operating officer since August 2012. Mr. Pujades previously served as our vice president of operations from March 2011 until August 2012 and worked in business strategy from December 2009 to March 2011. Mr. Pujades holds a B.S. in engineering from Universitat Politècnica de Catalunya, and an M.A. in international studies and an M.B.A. from the University of Pennsylvania.

Board of Directors

Hadley Mullin has served as a member of our board of directors since 2012. Since 2004, Ms. Mullin has worked at TSG Consumer Partners, a private equity firm, and, since 2004, she has served as a senior managing director at TSG Consumer Partners. From 1996 to 2004, Ms. Mullin served as a consultant at Bain and Company. She serves as a director of a number of privately held companies. Ms. Mullin holds a B.A. in government from Dartmouth College and an M.B.A. from Stanford University Graduate School of Business. We believe Ms. Mullin’s experience as a managing director of a private equity firm and as a director of various companies qualifies her to serve on our board of directors.

Jennifer Baxter Moser has served as a member of our board of directors since 2012. Since 2007, Ms. Moser has worked at TSG Consumer Partners and, since 2013, has served as a Managing Director at TSG Consumer Partners. From 2001 until 2005, she was a consultant at Bain and Company. She serves as a director of a number of privately held companies. Ms. Moser holds a B.A. in economics and communications from Stanford University and an M.B.A from Harvard Business School. We believe Ms. Moser’s experience as a managing director of a private equity firm and as a director of various companies qualifies her to serve on our board of directors.

Marc Stolzman has served as a member of our board of directors since June 2018. Since April 2015, Mr. Stolzman continues to serve as the Chief Financial Officer of Kymeta Corporation. From 2012 until 2015, he was the Chief Financial Officer of Zulily. Prior to Zulily, Mr. Stolzman held CFO and executive-level finance positions at various companies including Zumiez, Blue Nile and Starbucks. Mr. Stolzman holds a B.A. in finance from Washington State University. We believe Mr. Stolzman’s experience as a CFO of multiple public and private companies qualifies him to serve on our board of directors.

Key Employees

Raissa Gerona has served as our chief brand officer since April 2016 and co-founded Alliance Apparel, Inc. in 2010. Ms. Gerona holds a B.A. in political science from University of California Irvine.

Mitch Moseley has served as the chief executive officer of our owned brands division since 2014 and is one of the co-founders of Alliance Apparel, Inc. Previous to Alliance, Mr. Moseley served as President of Lovers + Friends. Mr. Moseley holds a B.A. in economics from University of California Irvine.

David Staels has served as our chief human resources officer since January 2018. From August 2015 to December 2018, Mr. Staels served as the chief human resources officer at VER Technologies. Prior to VER, Mr. Staels held senior human resources positions at various companies including Teavana, Hot Topic and Torrid. Mr. Staels holds a B.A. in political science from the University of Michigan - Ann Arbor.

Ray Lingao is our senior vice president of merchandise planning and has been with the company since August 2006. Prior to REVOLVE, Mr. Lingao served as a business analyst at Ticketmaster from 2004 to 2006. Mr. Lingao holds a B.S. degree in entrepreneurial studies from the University of Southern California, Marshall School of Business.

Lauren Yerkes has served as our vice president of buying and merchandising since January 2017. Ms. Yerkes also served as buying director of REVOLVE from June 2015 to December 2016 and merchandising manager from May 2012 to December 2015. Ms. Yerkes holds a B.S. in marketing from California State University, Long Beach.

Kai Li has served as the vice president of international since August 2015. Prior to REVOLVE, Mr. Li spent four years in international roles at Amazon including business development at Amazon Global and international business development at Shopbop, an Amazon fashion subsidiary. Before joining Amazon, Mr. Li spent ten years in China spearheading market entry and expansion strategies for established and startup companies in Asia. Mr. Li earned an MBA with high honors from Chicago Booth and BS from University of Wisconsin.

Board Composition and Risk Oversight

Our board of directors is currently composed of five members. All of the current directors were initially elected to our board of directors pursuant to the Third Amended and Restated LLC Agreement of Advance Holdings, LLC, or the LLC Agreement. The LLC Agreement will terminate upon our Corporate Conversion and, thereafter, our directors will be elected by vote of our common stockholders. Our certificate of incorporation and bylaws to be in effect upon the Corporate Conversion provide that the number of our directors shall be at least one and will be fixed from time to time by resolution of our board of directors. There are no family relationships among any of our directors or executive officers.

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. The board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. Our audit committee is responsible for overseeing the management of our risks relating to accounting matters and financial reporting. Our nominating and governance committee is responsible for overseeing the management of our risks associated with the independence of our board of directors and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not affected the board of directors’ leadership structure.

Director Independence

Upon the completion of this offering, we anticipate that our Class A common stock will be listed on the             . Under the rules of the             , independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of the              require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under the rules of the             , a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In January 2018, our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that, other than Michael Karanikolas and Michael Mente, none of our directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the             . Our board of directors also determined that Marc Stolzman, our audit committee chair, and              satisfy the independence standards for those committees established by applicable SEC rules and the rules of the             . We intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of             , which exempts us from the requirement that we have a compensation committee or a nominating and corporate governance committee composed entirely of independent directors.

In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Controlled Company Exemption

Upon the completion of this offering, MMMK Development, Inc., an entity controlled by our co-chief executive officers, will continue to control a majority of the voting power represented by our common stock. As a result, we are a “controlled company” within the meaning of the corporate governance rules of             . Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. We intend to rely on the foregoing exemptions provided to controlled companies under the corporate governance rules of              . Therefore, immediately following the consummation of this offering, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, or an entirely independent compensation committee, and may not perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on             , we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors—Risks Relating to Our Class A Common Stock and this Offering—We have elected to take advantage of the “controlled company” exemption to the corporate governance rules of , which could make our common stock less attractive to some investors or otherwise harm our stock price.”

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and the responsibilities described below.

Audit Committee

The members of our audit committee are Marc Stolzman, Jennifer Moser and             , each of whom is a non-employee member of our board of directors. Our audit committee chairman, Marc Stolzman, is our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the rules of the             . Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee operates under a written charter that specifies its duties and responsibilities and satisfies the applicable listing standards of the            .

Our audit committee will:

•	approve the hiring, discharging and compensation of our independent registered public accounting firm;
•	oversee the work of our independent registered public accounting firm;
•	approve engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;
•	review the qualifications, independence and performance of the independent registered public accounting firm;
•	review our consolidated financial statements and review our critical accounting policies and estimates;
•	develop procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	review the adequacy and effectiveness of our internal controls; and
•

review and discuss the scope and results of the audit with the independent registered public accounting firm and review, with management and the independent accountants, our interim and annual operating results.

Compensation Committee

The members of our compensation committee are                 , each of whom is a non-employee member of our board of directors.                  is the chairperson of our compensation committee. Our compensation committee oversees our compensation policies, plans and benefits programs. Our compensation committee operates under a written charter that specifies its duties and responsibilities and satisfies the applicable listing standards of the             . The compensation committee will:

•	review and recommend policies relating to compensation and benefits of our officers and employees;
•	review and approve corporate goals and objectives relevant to compensation of our founders and co-chief executive officers and other senior officers;
•	evaluate the performance of our officers in light of established goals and objectives;
•	recommend compensation of our officers based on its evaluations; and
•	administer the issuance of stock options and other awards under our stock plans.

Nominating and Governance Committee

The members of our nominating and governance committee are                 .                  is the chairperson of our nominating and governance committee. Our nominating and governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Our nominating and governance committee operates under a written charter that specifies its duties and responsibilities and satisfies the applicable listing standards of the             . The nominating and governance committee will:

•	evaluate and make recommendations regarding the organization and governance of the board of directors and its committees;
•	assess the performance of members of the board of directors and make recommendations regarding committee and chair assignments;
•	recommend desired qualifications for board of directors membership and conduct searches for potential members of the board of directors; and
•	review and make recommendations with regard to our corporate governance guidelines. Our board of directors may from time to time establish other committees.

Director Compensation

No cash or equity compensation was paid or provided to our non-employee directors in the year ended December 31, 2017. The compensation paid to Messrs. Karanikolas and Mente in respect of their employment for 2017 is included in the 2017 Summary Compensation Table in the section captioned “Executive Compensation.” In June 2018, the board of directors granted Mr. Stolzman options to purchase up to 406,174 Class A Units with an aggregate grant-date fair value of $100,000, annual cash compensation of $50,000 to be paid quarterly, and committee fees of $15,000 to be paid quarterly. We have a practice of reimbursing directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board or committee meetings.

Our board of directors intends to adopt a director compensation policy that will become applicable to all our non-employee directors, other than those affiliated with TSG, effective upon the completion of this offering.

Code of Business Conduct and Ethics

We will adopt a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions prior to the completion of this offering. Following this offering, a copy of the code will be posted on the investor section of our website. We intend to disclose any amendments to the code, or any waivers of the requirements of the code, on our website.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are                 . None of the members of our compensation committee is an officer or employee of us. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of our compensation committee may be deemed to have an interest in certain transactions requiring disclosure under Item 404 of Regulation S-K under the Securities Act that are disclosed in "Certain Relationships and Related Party Transactions," which disclosure is hereby incorporated by reference in this section.

Limitation of Liability and Indemnification

Our certificate of incorporation and bylaws, each to be effective upon completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits us from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and
•	any transaction from which the director derived an improper personal benefit.

As permitted by Delaware General Corporation Law, we have entered into indemnification agreements with each of our current directors, officers and some employees. These agreements provide for the indemnification of our directors, officers and some employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of us, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of us or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

Although we believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors, the limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE COMPENSATION

Our named executive officers, including our principal executive officers and the next two most highly compensated executive officers, as of December 31, 2017, were:

•	Michael Karanikolas, our co-chief executive officer and director;
•	Michael Mente, our co-chief executive officer and director;
•	David Pujades, our chief operating officer; and
•	Jesse Timmermans, our chief financial officer.

2017 Summary Compensation Table

The following table provides information regarding the compensation earned by or paid to our named executive officers with respect to December 31, 2017.

Name and Principal Position	Salary	Bonus (1)	Option Awards (2)	All Other Compensation(3)	Total
Michael Karanikolas
Co-Chief Executive Officer and
Director	$300,000	—	—	$20,147	$320,147
Michael Mente
Co-Chief Executive Officer and
Director	300,000	—	—	3,892	303,892
David Pujades
Chief Operating Officer	384,616	$1,260,000	—	12,731	1,657,347
Jesse Timmermans
Chief Financial Officer	236,923	75,000	$934,029	72,683	1,318,635

(1)	The amounts represent performance-based, discretionary bonuses.
(2)

The amounts reported in this column represent the aggregate grant-date fair value of options granted to our named executive officers in the year ended December 31, 2017 as computed in accordance with FASB ASC Topic 718. These options were originally granted as options to purchase Class A Units of each of Twist Holdings, LLC and Advance Holdings, LLC. The options to purchase Class A Units of Twist Holdings, LLC were converted into options to purchase Class A Units of Advance Holdings, LLC as described below under “2018 Restructuring Transaction Option Adjustments.” The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the options reported in this column are set forth in Note 11 to our consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting value for these options and do not correspond to the actual economic value that may be received by our named executive officers from the options. The options vest as provided in the table below titled “Outstanding Equity Awards at December 31, 2017.”

(3)

The amounts represent the excess health care premium costs paid by us on behalf of our named executive officers in 2017 as compared to the healthcare premium costs we paid for the majority of our employee base for similar coverage, and, in the case of Mr. Timmermans, also represent relocation expenses of $25,000 together with a tax gross-up of $29,861.

Outstanding Equity Awards at December 31, 2017

The following table presents estimated information regarding outstanding equity awards held by our named executive officers as of December 31, 2017.

		Option Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercis -able (#)	Option Exercise Prices ($)	Option Expiration Date
Michael Karanikolas	—	—	—	—	—
Michael Mente	—	—	—	—	—
David Pujades	8/30/2013 (1)	1,250,000	—	0.142770	8/30/2023
	8/30/2013 (1)	16,067,383	—	0.124358	8/30/2023
	2/9/2016	531,381	2,125,522	0.269150	2/9/2026
	2/9/2016	41,340	165,360	0.820790	2/9/2026
	8/15/2016	797,162	3,188,647	0.321887	8/15/2026
	8/15/2016	62,017	248,068	1.014000	8/15/2026
Jesse Timmermans	3/10/2017	—	5,313,869	0.382926	3/10/2027
	3/10/2017	—	413,405	0.343700	3/10/2027

(1)	This option vested as to approximately 60% of the underlying units upon grant and thereafter as to 33.33% of the units annually on each of the first three anniversaries of December 31, 2012.

Description of Option Awards

All options are options to purchase Class A Units of Advance Holdings, LLC, after giving effect to the restructuring transaction and the exchange of options to purchase Class A Units of Twist Holdings, LLC for options to purchase Class A Units of Advance Holdings, LLC. See “2018 Restructuring Transaction Option Adjustments” below. Upon the completion of the Corporate Conversion, outstanding options to purchase Class A Units of Advance Holdings, LLC will be converted into options to purchase Class B shares of common stock of Revolve Group, Inc. on the same basis as outstanding Class A Units are so converted, with exercise prices appropriately adjusted. Unless otherwise described in the notes to the Outstanding Equity Awards at December 31, 2017 table above, each option vests over five years, with 20% vesting on the anniversary of the vesting commencement date, subject to continued service, and will also vest in full upon the consummation of a change in control.

2018 Restructuring Transaction Option Adjustments

On March 15, 2018, in connection with the restructuring transaction pursuant to which Advance Holdings, LLC issued Class T and Class A Units to its members in exchange for the Class T and Class A Units of Twist Holdings, LLC, all outstanding options to purchase Class A Units of Twist Holdings, LLC granted under the Twist Holdings, LLC 2013 Equity Incentive Plan, each of which we refer to as a Twist Option, were exchanged for options to purchase Class A Units of Advance Holdings, LLC under the 2013 Plan, each of which we refer to as a Converted Option. The number of Advance Class A units and the per unit exercise price of each Converted Option was adjusted from the underlying Twist Option by taking into account the implied values of Twist Holdings, LLC and Advance Holdings, LLC as of immediately before the exchange and in a manner that did not result in an increase to the intrinsic value of the Converted Option.

Executive Employment Arrangements

Michael Karanikolas

On December 31, 2012, we entered into an employment agreement with Mr. Karanikolas, our co-chief executive officer. This agreement had an initial term of four years. Mr. Karanikolas’ current annual base salary is $300,000. Under the terms of this agreement, if Mr. Karanikolas employment is terminated other than for Cause or if he resigns for Good Reason (each as defined in his employment agreement), he will be eligible to receive continued payment of his base salary for a period of six months, if he timely signs and does not revoke an effective release of claims within 53 days following termination and continues to comply with the non-competition and non-solicitation provisions in his employment agreement. In the event of a Company Sale (as defined in his employment agreement), the buyer can request that Mr. Karanikolas continue to provide substantially the same services to us on substantially the same terms as existed prior to the Company Sale. In the event that the buyer makes such a request, Mr. Karanikolas is guaranteed at least six months’ employment following the Company Sale.

Mr. Karanikolas’ employment agreement also contains customary provisions relating to confidentiality of information, assignment of rights to intellectual property, arbitration, non-disparagement and non-competition and non-solicitation of employees and customers that apply, with respect to the non-competition and non-solicitation covenants, during the time that he is receiving severance.

Michael Mente

On December 31, 2012, we entered into an employment agreement with Mr. Mente, our co-chief executive officer. This agreement had an initial term of four years. Mr. Mente’s current annual base salary is $300,000. Under the terms of this agreement, if Mr. Mente’s employment is terminated other than for Cause or if he resigns for Good Reason (as defined in his employment agreement), he will be eligible to receive continued payment of his base salary for a period of six months, if he timely signs and does not revoke an effective release of claims within 53 days following termination and continues to comply with the non-competition and non-solicitation provisions in his employment agreement. In the event of a Company Sale (as defined in his employment agreement), the buyer can request that Mr. Mente continue to provide substantially the same services to us on substantially the same terms as existed prior to the Company Sale. In the event that the buyer makes such a request, Mr. Mente is guaranteed at least six months’ employment following the Company Sale.

Mr. Mente’s employment agreement also contains customary provisions relating to confidentiality of information, assignment of rights to intellectual property, arbitration, non-disparagement and non-competition and non-solicitation of employees and customers that apply, with respect to the non-competition and non-solicitation covenants, during the time that he is receiving severance.

David Pujades

Mr. Pujades’ current annual base salary is $424,000, and he is eligible to receive an annual performance bonus of up to $169,600, based on individual, department and Company performance. Mr. Pujades’s bonus must be approved by our board of directors and co-chief executive officers. Over time, we have also granted Mr. Pujades stock options, the terms of which are described in the table above titled “—Outstanding Equity Awards at December 31, 2017” and “—Description of Option Awards” above. We have not entered into an offer letter with Mr. Pujades. Mr. Pujades is a party to a bonus agreement with us entitling him to an amount of $200,000 if a specified return on investment has been received by TSG in respect of its interests in Twist Holdings, LLC or Advance Holdings, LLC (other than in connection with this offering).  This bonus agreement will terminate upon the completion of this offering.

Jesse Timmermans

We entered into an offer letter with Mr. Timmermans, our chief financial officer, in December 2016. In addition, Mr. Timmermans has executed our standard Confidentiality and Non-Disclosure Agreement. Mr. Timmermans’ current annual base salary is $300,000, and he is eligible for an annual performance bonus of up to $75,000, based on individual, department and Company performance. Mr. Timmermans’ bonus must be approved by our board of directors and co-chief executive officers. We also provided $25,000, net of applicable payroll taxes to cover relocation expenses. We have also granted Mr. Timmermans’ stock options, the terms of which are described in the table above titled “Outstanding Equity Awards at December 31, 2017” and “—Description of Option Awards” above.

Employee Benefit Plans

Advance Holdings, LLC 2013 Equity Incentive Plan

We maintain the 2013 Plan, which was adopted by the board of managers of Advance Holdings, LLC and approved by the members in March 2018. The 2013 Plan is a successor plan to each of the Twist Holdings, LLC 2013 Equity Incentive Plan (referenced above) and the prior equity incentive plan maintained by Advance Holdings, LLC.

The 2013 Plan permits the grant of unit options, unit appreciation rights, awards of restricted or unrestricted units, restricted incentive units, performance awards, and other awards that are convertible into or otherwise based on Class A Units to employees, consultants, directors and advisors of ours or any of our subsidiaries. The 2013 Plan will be terminated prior to the completion of this offering, and thereafter we will not grant any additional awards under the 2013 Plan. However, the 2013 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2013 Plan.

Authorized Shares

As of March 31, 2018, the maximum aggregate number of Class A Units authorized for issuance under the 2013 Plan was 138,500,000 units, of which 47,729,842 units were available for grant as of March 31, 2018. For purposes of this limit, the number of Class A Units issued under the 2013 Plan will be determined net of units withheld in payment of the exercise price of an award or in satisfaction of tax withholding requirements with respect to an award and does not include any units underlying awards that are settled in cash, that otherwise expire or become unexercisable without having been exercised, or that are forfeited to or repurchased by us for cash. Units may be authorized but unissued, or reacquired Class A Units.

As of March 31, 2018, options to purchase 90,770,158 Class A Units were outstanding under the 2013 Plan.

Plan Administration

Our 2013 Plan is administered by our board of managers or a committee appointed by it. Subject to the provisions of our 2013 Plan, the administrator has the power to construe and interpret the 2013 Plan; determine eligibility for and grant awards; determine, modify or waive the terms and conditions of any award; accelerate the vesting or exercisability of awards; prescribe forms, rules and procedures; establish sub-plans for purposes of satisfying applicable blue sky, securities or tax laws of various jurisdictions; and otherwise do all things necessary to carry out the purposes of the 2013 Plan.  The administrator may delegate (1) to one or more of its members such of its duties, powers and responsibilities as it may determine; (2) to one or more of our officers the power to grant rights or options; and (3) to such employees or other persons as it determines such ministerial tasks as it deems appropriate. The administrator’s determinations are conclusive and binding on all parties.

Stock Options

The exercise price per unit of all options must equal at least 100% of the fair market value per share of a Class A Unit on the grant date. The term of an option may not exceed ten years. Subject to the provisions of the 2013 Plan, the administrator determines all other terms of options, including vesting, any earlier termination of the option upon termination of service, and the method of payment of the exercise price of an option. In addition, each recipient of an option is deemed to have agreed to the terms of the LLC Agreement.

Unless the administrator provides otherwise, upon the termination of service of a participant’s service, the unvested portion of his or her option will immediately terminate, and the vested portion of his or her option will (1) immediately terminate if the termination of his or her service is in connection with an act or failure to act constituting cause (or his or her service could have been terminated for cause) or (2) remain exercisable for 60 days in all other cases. An option may not be exercised later than the expiration of its term.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2013 Plan generally does not allow for the transfer of awards other than by will or the laws of descent or distribution.

Certain Adjustments

In the event of certain changes in our capitalization, the administrator will make appropriate adjustments to the number and kind of units that may be delivered under our 2013 Plan and the number, kind, and price of units covered by each outstanding award.

Covered Transactions

Our 2013 Plan provides that in the event of a covered transaction, as defined under the 2013 Plan, each outstanding award will be treated as the administrator determines.

Repurchase Rights; Forfeiture Events

Upon the termination of a participant’s service for any reason, we will have the right to repurchase the participant’s vested awards and any Class A Units acquired by the participant through the exercise of an award until 60 days from the date of termination (or in the case of Class A Units acquired through the exercise of an option, 60 days following the date that is 6 months and 1 day after exercise, if later). If the participant’s service is voluntarily terminated by the participant or terminated by us without cause, the repurchase price for the Class A Units or vested awards will be equal to their fair market value (in the case of vested awards, minus the aggregate exercise price of such awards). If the participant’s service is terminated for cause, the repurchase price for the Class A Units or vested awards will be the lesser of their fair market value at the time of termination or the exercise price paid by the participant.

The administrator may cancel, rescind, withhold or otherwise limit or restrict any award at any time if the participant is not in compliance with all applicable provisions of the award agreement, the 2013 Plan, and such participant’s employment agreement or if the participant breaches any agreement with us or our affiliates with respect to non-competition, non-solicitation or confidentiality.

Amendment, Termination

The administrator has the authority to amend the 2013 Plan or any award granted under the 2013 Plan or to terminate the 2013 Plan at any time, provided that any such amendment to an award may not materially and adversely affect the rights of any participant under such award without his or her consent, unless the administrator expressly reserves the right to do so at the time the award was granted. The 2013 Plan will be terminated prior to the completion of this offering, and thereafter we will not grant any additional awards under the 2013 Plan. However, the 2013 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2013 Plan.

2018 Equity Incentive Plan

Prior to the effectiveness of the registration statement of which this prospectus forms a part, the board of directors intends to adopt the 2018 Equity Incentive Plan, or the 2018 Plan. The 2018 Plan will be effective upon the later of its adoption by the board of directors and one business day prior to the effective date of this registration statement. We do not expect to use the 2018 Plan until after the completion of this offering. Our 2018 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, consultants, and members of our board of directors and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares

We have reserved a total of          shares of our Class A common stock for issuance pursuant to the 2018 Plan, of which no awards are issued and outstanding. In addition, the shares reserved for issuance under our 2018 Plan will also include (1) those shares reserved but unissued under our 2013 Plan and (2) shares of Class A common stock that, on or after the effectiveness of the registration statement of which this prospectus forms a part, expire or otherwise terminate without having been exercised in full or are forfeited to or repurchased by us (provided that the maximum number of shares that may be added to the 2018 Plan pursuant to (1) and (2) is          shares). The number of shares available for issuance under the 2018 Plan also will include an annual increase on the first day of each year beginning in 2019, equal to the least of:

•	shares;
•	% of the outstanding shares of Class A common stock as of the last day of the immediately preceding year; and
•	such other amount as our board of directors may determine no later than the last day of the immediately preceding year.

The shares may be authorized, but unissued or reacquired shares of Class A common stock.

Plan Administration

Our board of directors or one or more committees appointed by the board of directors will administer the 2018 Plan. We anticipate that the compensation committee of the board of directors will administer our 2018 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). In addition, if desirable, we may structure transactions under the 2018 Plan to be exempt under Rule 16b-3 of the Exchange Act. Subject to the provisions of our 2018 Plan, the administrator has the power to administer the plan, including but not limited to:

•	interpret the terms of the 2018 Plan and awards granted under it;
•	create, amend and revoke rules relating to the 2018 Plan, including creating sub-plans;
•	determine the terms of the awards, including the exercise price, the number of shares subject to an award, the exercisability of awards, and the form of consideration, if any, payable upon exercise;
•	amend existing awards, including to reduce or increase their exercise price;
•	allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator; and
•

institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type or cash.

Stock Options

We may grant stock options under the 2018 Plan. The per share exercise price of options granted under our 2018 Plan must be equal to at least the fair market value of a share of our Class A common stock on the grant date of the award. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of stock of ours or any of our parent or subsidiary corporations, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value of a share of our Class A common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of a participant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Subject to the provisions of our 2018 Plan, the administrator determines the other terms of options, including any vesting and exercisability requirements, and earlier termination of the award upon the participant’s termination of service.

Stock Appreciation Rights

We may grant stock appreciation rights under our 2018 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the grant date and the exercise date. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of the participant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2018 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

We may grant restricted stock under our 2018 Plan. Restricted stock awards are grants of shares of our Class A common stock that may be subject to various restrictions, including restrictions on transferability and forfeiture provisions. The administrator will determine the number of shares of restricted stock granted to any participant and, subject to the provisions of our 2018 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

We may grant restricted stock units under our 2018 Plan. Restricted stock units are bookkeeping entries with each unit representing an amount equal to the fair market value of one share of our Class A common stock. Subject to the provisions of our 2018 Plan, the administrator determines the terms and conditions of restricted stock units, including any vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares

We may grant performance units and performance shares under our 2018 Plan. Performance units and performance shares are awards that will result in a payment to a participant if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish any organizational or individual performance goals or any other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or value of performance units and performance shares to be paid to participants. The administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of the underlying shares of our Class A common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Non-Employee Directors

Our 2018 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2018 Plan. Our 2018 Plan provides that in any given year, a non-employee director may not receive awards having a grant-date fair value greater than $        , as determined under GAAP. This maximum limit does not reflect the intended size of any potential grants or a commitment to make grants in the future. In connection with this offering, we implemented a formal policy making our non-employee directors eligible to receive equity awards under the 2018 Plan.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2018 Plan does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments

In the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of our shares or other securities, or other change in our corporate structure affecting our shares, in order to prevent diminution or enlargement of the benefits or potential benefits available under the 2018 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2018 Plan or the number, class and price of shares covered by each outstanding award, and any numerical share limits set forth in the 2018 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable, and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

Our 2018 Plan provides that in the event of a merger or change in control, as defined under the 2018 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Amendment, Termination

The administrator has the authority to amend, suspend or terminate the 2018 Plan provided such action does not impair the existing rights of any participant.

2018 Employee Stock Purchase Plan

Prior to the effectiveness of the registration statement of which this prospectus forms a part, the board of directors intends to adopt the 2018 Employee Stock Purchase Plan, or the ESPP. Our ESPP will be effective upon the later of its adoption by the board of directors and one business day prior to the effective date of this registration statement. Our ESPP will include a component that is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended, referred to as the 423 Component, and a component that does not comply with Section 423, referred to as the Non-423 Component. For purposes of this disclosure, a reference to the “ESPP” will mean the 423 Component.

Authorized Shares

A total of             shares of our Class A common stock will be available for issuance under our ESPP. In addition, our ESPP will provide for annual increases in the number of shares available for issuance under our ESPP on the first day of each year beginning in 2019, equal to the least of:

•	shares of Class A common stock;
•	% of the outstanding shares of all classes of our common stock on the last day of the immediately preceding year; and
•	such other amount as our board of directors may determine on or before the last day of the immediately preceding year.

Administration

Our compensation committee will administer our ESPP and will have authority to interpret the terms of our ESPP, designate separate offerings under the ESPP, designate subsidiaries and affiliates as participating in the 423 Component or the Non-423 Component, determine eligibility, adjudicate all disputed claims filed under our ESPP, and establish such procedures that it deems necessary for the administration of our ESPP (including, without limitation, adopt such procedures and sub-plans as are necessary or appropriate to permit the participation in our ESPP by employees who are foreign nationals or employed outside the U.S., the terms of which sub-plans may take precedence over other provisions of our ESPP except with respect to our ESPP’s share reserve limits).

Eligibility

Generally, any of our employees are eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under our ESPP if such employee:

•

immediately after the grant would own stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	holds rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Our ESPP will be intended to qualify under Section 423 of the Code, and will provide for             -month offering periods. The offering periods will be scheduled to start on the first trading day on or after              and              of each year, except for the first offering period, which will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the first trading day on or after             . The administrator may change the duration of future offering periods if the change is announced prior to the beginning of the first affected offering period.

Contributions

Our ESPP will permit participants to purchase shares of Class A common stock through payroll deductions of up to             % of their eligible compensation, which includes a participant’s base straight time gross earnings and payments for overtime and shift premium but does not include payments for incentive compensation, bonuses, equity compensation income and other similar compensation. A participant will be able to purchase a maximum of              shares during each offering period. The administrator may allow all employees participating in a separate offering to contribute amounts to our ESPP via cash, check or other means set forth in the participants’ subscription agreement prior to an exercise date in an offering period.

Exercise of Purchase Right

Amounts deducted and accumulated by the participant will be used to purchase shares of Class A common stock at the end of each offering period. The purchase price of the shares will be              % of the lower of the fair market value of Class A common stock on the first trading day of each offering period or on the exercise date. Participants will be able to end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of Class A common stock. Participation will end automatically upon termination of employment with us.

Non-Transferability

A participant will not be able to transfer rights granted under our ESPP other than by will, the laws of descent and distribution, or as otherwise provided under our ESPP.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under our ESPP, the administrator will make adjustments to the number and class of shares that may be delivered under our ESPP and/or the purchase price per share and number of shares covered by each option under our ESPP that has not yet been exercised, and the numerical share limits under our ESPP. In the event of our proposed dissolution or liquidation, any offering period then in progress will be shortened by setting a new exercise date and all awards will terminate immediately prior to the completion of the transaction, unless the administrator determines otherwise. Prior to the new exercise date, the administrator will provide notice to participants that the exercise date has been changed to the new exercise date and that the participant’s option will be exercised automatically unless the participant already has withdrawn from the offering period.

Merger or Change in Control

In the event of our merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened, and a new exercise date will be set to occur prior to the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Plan Amendment and Termination

Our ESPP will terminate automatically in 2038, unless we terminate it sooner. Our board of directors will have the authority to amend, suspend or terminate our ESPP.

Executive Incentive Compensation Plan

Prior to the effectiveness of the registration statement of which this prospectus forms a part, the board of directors intends to adopt an Executive Incentive Compensation Plan, or the Bonus Plan. The Bonus Plan will allow our compensation committee to provide cash incentive awards to selected employees, including our NEOs, determined by our compensation committee, based upon performance goals established by our compensation committee. Our compensation committee, in its sole discretion, will establish a target award for each participant under the Bonus Plan, which may be expressed as a percentage of the participant’s average annual base salary for the applicable performance period, a fixed dollar amount, or such other amount or based on such other formula as it determines to be appropriate.

Under the Bonus Plan, our compensation committee will determine the performance goals applicable to awards, which goals may include, without limitation: attainment of research and development milestones, sales bookings, business divestitures and acquisitions, cash flow, cash position, earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization and net earnings), earnings per share, net income, net profit, net sales, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, and individual objectives such as MBOs, peer reviews or other subjective or objective criteria. Performance goals that include our financial results may be determined in accordance with GAAP, or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by our compensation committee for one-time items or unbudgeted or unexpected items or payments of actual awards under the Bonus Plan when determining whether the performance goals have been met. The goals may be on the basis of any factors our compensation committee determines relevant, and may be on an individual, divisional, business unit or company-wide basis. Any criteria used may be measured on such basis as our compensation committee determines. The performance goals may differ from participant to participant and from award to award. Our compensation committee also may determine that a target award or a portion thereof will not have a performance goal associated with it but instead will be granted (if at all) in the compensation committee’s sole discretion.

Our compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool. The actual award may be below, at or above a participant’s target award, in our compensation committee’s discretion. Our compensation committee may determine the amount of any increase, reduction or elimination on the basis of such factors as it deems relevant, and it will not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash (or its equivalent) in a single lump sum only after they are earned and approved by our compensation committee. Unless otherwise determined by our compensation committee, to earn an actual award, a participant must be employed by us (or an affiliate of us, as applicable) through the date the bonus is paid. Payment of bonuses occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in the Bonus Plan.

Our board of directors will have the authority to amend or terminate the Bonus Plan provided such action does not alter or impair the existing rights of any participant with respect to any earned bonus. The Bonus Plan will remain in effect until terminated in accordance with the terms of the Bonus Plan.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees with an entry date first occurring on or after May 1, 2018 are auto enrolled in the 401(k) plan. Participants may defer up to 90% of their eligible compensation, within the limits prescribed by the Code. We do not match participant contributions to the plan. The 401(k) plan also permits us to make discretionary contributions to the 401(k) plan for the benefit of eligible participants. All participants’ interests in any employer nonelective contributions and discretionary matching contributions under our 401(k) Plan vest beginning in the second year after the contribution is made and in equal installments thereafter so that such contributions are 100% vested in the sixth year after such contributions are made. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made. The 401(k) plan also permits contributions to be made on a post-tax basis for those employees participating in the Roth 401(k) plan component.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2015 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Executive Compensation.”

Related Party Transaction Policy

We intend to adopt a formal, written policy, which will become effective upon completion of this offering, that our executive officers, directors (including director nominees), holders of more than 5% of any class of our voting securities and any member of the immediate family of or any entities affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior approval or, in the case of pending or ongoing related party transactions, ratification of our audit committee. For purposes of our policy, a related party transaction is a transaction, arrangement or relationship where we were, are or will be involved and in which a related party had, has or will have a direct or indirect material interest.

Certain transactions with related parties, however, are excluded from the definition of a related party transaction including, but not limited to:

•	transactions involving the purchase or sale of products or services in the ordinary course of business, not exceeding $20,000;
•	transactions where a related party’s interest derives solely from his or her service as a director of another entity that is a party to the transaction;
•	transactions where a related party’s interest derives solely from his or her ownership of less than 10% of the equity interest in another entity that is a party to the transaction; and
•	transactions where a related party’s interest derives solely from his or her ownership of a class of our equity securities and all holders of that class received the same benefit on a pro rata basis.

No member of the audit committee may participate in any review, consideration or approval of any related party transaction where such member or any of his or her immediate family members is the related party. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant by the audit committee, including, but not limited to:

•	the benefits and perceived benefits to us;
•	the materiality and character of the related party’s direct and indirect interest;
•	the availability of other sources for comparable products or services;
•	the terms of the transaction; and
•	the terms available to unrelated third parties under the same or similar circumstances.

In reviewing proposed related party transactions, the audit committee will only approve or ratify related party transactions that are in, or not inconsistent with, the best interests of us and our stockholders.

The transactions described below were consummated prior to our adoption of the formal, written policy described above, and therefore the foregoing policies and procedures were not followed with respect to the transactions. However, we believe that the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Reorganization

In March 2018, we completed a reorganization transaction pursuant to which Advance Holdings, LLC issued Class T and Class A Units to its members in exchange for the Class T and Class A Units of Twist Holdings, LLC. Following the reorganization, Advance Holdings, LLC holds all of the outstanding units of Twist Holdings, LLC.

Corporate Conversion and Repurchase

We currently operate as a Delaware limited liability company under the name Advance Holdings, LLC. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Advance Holdings, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Revolve Group, Inc. As required by the LLC Agreement, the Corporate Conversion will be approved by the requisite number of outstanding units of Advance Holdings, LLC.

In connection with the Corporate Conversion, holders of Class T and Class A Units of Advance Holdings, LLC, will receive shares of our Class B common stock. We will repurchase from TSG,             shares of our Class B common stock. For more information, see the section captioned “Corporate Conversion.”

Limited Liability Company Agreement of Advance Holdings, LLC

We are party to the LLC Agreement with our current members. The LLC Agreement will terminate upon the Corporate Conversion. Under the terms of the LLC Agreement, Class A Unit holders were entitled to designate three individuals to serve on our board of managers, while Class T Unit holders were entitled to designate two individuals to serve on our board of managers. Pursuant to this provision, the Class A Unit holders designated Messrs. Karanikolas and Mente, and the Class T Unit holders designated Ms. Mullin and Ms. Moser to the board of managers.

Registration Rights Agreement

We intend to enter into a registration rights agreement with the holders of Class T and Class A Units of Advance Holdings, LLC, which includes the beneficial holders of more than 5% of our capital stock and certain of our directors and officers. The registration rights agreement will provide right to request, following the Corporate Conversion and this offering, that their shares of common stock be registered for resale in certain circumstances. As of March 31, 2018, the holders of            shares of our common stock or their transferees, after giving effect to the Corporate Conversion and the repurchase of             shares of Class B common stock from TSG, are entitled to rights with respect to the registration of their shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock-Registration Rights.”

Management Agreement

In December 2012 we entered into a management agreement with TSG6 Management, LLC, or TSG Management, pursuant to which TSG Management agreed to provide certain financial operational and other consulting and advisory services to us. Pursuant to the management agreement, we agreed to pay an advisory fee of $300,000 per calendar year and reimburse TSG Management for all reasonable out-of-pocket expenses incurred in connection with TSG Management’s services under the management agreement. We also agreed to indemnify TSG Management and its affiliates from and against all actions, causes of action, suits, claims, liabilities, losses, damages and costs and expenses, including reasonable attorneys’ fees and expenses, incurred by TSG Management relating to the management agreement and the services provided by TSG Management. We expect that the management agreement will be terminated in connection with the closing of the offering.

Other Transactions

In 2016, we advanced amounts totaling $132,796 for personal expenses incurred by Michael Mente, our co-chief executive officer, in connection with various company events. As of March 31, 2018, the outstanding balance for Mr. Mente’s personal expenses was $169,786. Mr. Mente intends to repay the outstanding balance of the payments for his personal expenses in full prior to the first public filing of the registration statement of which this prospectus forms a part.

We have entered into employment and other agreements with our executive officers that, among other things, provide for certain severance and/or change of control benefits. For a description of agreements with our named executive officers, see “Executive Compensation—Executive Employment Arrangements” and “—Description of Option Awards” above.

We have granted stock options to certain of our executive officers. For a description of options granted to our named executive officers, see “Executive Compensation.”

We have entered into indemnification agreements with our directors and executive officers. For a description of these agreements, see “Management—Limitation of Liability and Indemnification Matters.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of March 31, 2018 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;
•	each of the named executive officers;
•	each of our directors;
•	all of our executive officers and directors as a group; and
•	the selling stockholders.

The percentage of beneficial ownership prior to the offering shown in the table is based upon             shares of Class A common stock and              shares of Class B common stock outstanding as of March 31, 2018, after giving effect to the Corporate Conversion and the repurchase of             shares of Class B common stock from TSG and Capretto. The percentage of beneficial ownership after this offering shown in the table is based on             shares of Class A common stock and              shares of Class B common stock outstanding after the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules take into account shares of Class A common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before the 60th day after March 31, 2018. These shares are deemed to be outstanding and beneficially owned by the person holding those options or a warrant for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Revolve Group, Inc., 16800 Edwards Road, Cerritos, California 90703.

	Beneficial Ownership Prior to the Offering						Beneficial Ownership After the Offering
	Class A		Class B		% of Total	Number of Shares	Class A		Class B		% of Total
Name	Shares	%	Shares	%	Voting power (1)	Being Offered	Shares	%	Shares	%	Voting Power
5% Stockholders
TSG6 L.P.
MMMK Development, Inc.
Named Executive Officers and Directors
Michael Karanikolas
Michael Mente
Jennifer Moser
Hadley Mullin
Marc Stolzman
David Pujades
Jesse Timmermans
All current executive officers and directors as a group (7 persons)

*	Represents beneficial ownership or voting power of less than 1%.
(1)

Percentage total voting power represents voting power with respect to all outstanding shares of our Class A common stock and Class B common stock, voting as a single class. Each holder of Class A common stock shall be entitled to one per share of Class A common stock and each holder of Class B common stock shall be entitled to 10 votes per share of Class B common stock. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our certificate of incorporation. The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis.

DESCRIPTION OF CAPITAL STOCK

This section provides a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Upon the closing of this offering and the filing of our certificate of incorporation to be effective upon completion of this offering, our authorized capital stock will consist of             shares, of which              shares are designated Class A common stock, par value $0.00001 per share,              shares are designated Class B common stock, par value $0.00001 per share, and              shares are designated preferred stock, par value $0.00001 per share.

As of March 31, 2018, after giving effect to the Corporate Conversion, there were an aggregate of            shares of Class A common stock and, in the case of all other convertible preferred stock, an aggregate of              shares of Class B common stock.

Common Stock

Outstanding Shares

Based on              shares of Class B common stock outstanding as of March 31, 2018 after giving effect to the Corporate Conversion, the repurchase of             shares of Class B common stock from TSG and Capretto and the issuance of              shares of Class A common stock in this offering, and assuming no exercise of the underwriters’ option to purchase additional shares, there will be              shares of Class A common stock and               shares of Class B common stock outstanding upon the closing of this offering. As of March 31, 2018, we had no record holders of our Class A common stock and              record holders of our Class B common stock.

Voting Rights

We currently have two classes of authorized common stock, Class A common stock and Class B common stock. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our certificate of incorporation.

Delaware law could require holders of Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Holders of our Class A common stock and Class B common stock are not entitled to cumulative voting in the election of directors, which means that the holders of a majority of the voting power of our Class A common stock and Class B common stock, voting together as a single voting class, will be entitled to elect all of the directors standing for election, if they so choose.

After this offering, our existing stockholders, all of which hold shares of Class B common stock, will collectively beneficially own shares representing approximately             % of the voting power of our outstanding capital stock

following the completion of this offering. MMMK Development, Inc., an entity controlled by our co-chief executive officers, will control             % of the voting power of our outstanding capital stock. Because of our dual class structure, we anticipate that, for the foreseeable future our co-chief executive officers will continue to be able to control all matters submitted to our stockholders for approval, including the election and removal of directors for cause.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B common stock continues to hold exclusive voting and dispositive power with respect to the shares transferred.

All shares of Class B common stock will convert automatically into shares of Class A common stock on the date on which the Class B common stock ceases to represent at least 5% of our outstanding common stock.

Once converted into a share of Class A common stock, a converted share of Class B common stock will not be reissued. Following the conversion of all outstanding shares of Class B common stock, no further shares of Class B common stock will be issued.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our Class A common stock and Class B common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. For more information see “Dividend Policy.” If a dividend is paid in the form of Class A common stock or Class B common stock, then holders of Class A common stock shall receive Class A common stock and holders of Class B common stock shall receive Class B common stock.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our Class A common stock and Class B common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Except as described above, holders of Class A common stock and Class B common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Class A common stock or Class B common stock. The rights, preferences and privileges of the holders of Class A common stock and Class B common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of Class B common stock are, and the shares of Class A common stock to be issued pursuant to this offering, when paid for, will be fully paid and nonassessable.

Preferred Stock

Upon closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock. Notwithstanding the foregoing, upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to          shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Class A common stock or Class B common stock. The issuance of preferred stock could adversely affect the voting power of holders of Class A common stock and Class B common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action.

Options

As of March 31, 2018, and after giving effect to the Corporate Conversion, options to purchase an aggregate of               shares of our Class B common stock were outstanding under the Advance Equity Plan.

Registration Rights

Following the closing of this offering, the holders of approximately              shares of Class B common stock, or their transferees, have the right to require us to register the offer and sale of their shares, which we refer to as registration rights.

Demand Registration Rights

At any time after six months after the date of this prospectus the holders of at least a majority of the shares having demand registration rights have the right to demand that we use best efforts to file a registration statement for the registration of the offer and sale of at least such number of shares with anticipated offering proceeds in excess of $25.0 million. We are only obligated to file up to three registration statements, and only two registration statements on Form S-1, in connection with the exercise of demand registration rights by the holders of a majority of the Class T Units outstanding immediately prior to the date of this prospectus. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances and our ability to defer the filing of a registration statement with respect to an exercise of such demand registration rights for up to 90 days under certain circumstances.

Form S-3 Registration Rights

At any time after we are qualified to file a registration statement on Form S-3, a stockholder with registration rights shall have the right to demand that we file a registration statement on Form S-3 so long as the aggregate number of shares to be offered and sold under such registration statement on Form S-3 is at least $50.0 million. These investor registration rights are subject to specified conditions and limitations, including our ability to defer the filing of a registration statement with respect to an exercise of such Form S-3 registration rights for up to 90 days under certain circumstances.

Piggyback Registration Rights

At any time after the closing of this offering, if we propose to register the offer and sale of any of our securities under the Securities Act either for our own account or for the account of other stockholders, a stockholder with registration rights will have the right, subject to certain exceptions, to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances.

Expenses of Registration

We will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, other than underwriting discounts and selling commissions.

Termination

The registration rights terminate upon the earliest of (1) the date that is three years after the closing of this offering, (2) as to a given holder of registration rights, when such holder of registration rights can sell all of such holder’s registrable securities in a three month-period pursuant to Rule 144 promulgated under the Securities Act and (3) a change in control of our company.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

•	Section 203 defines a business combination to include:
•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaws

Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and bylaws will:

•

permit our board of directors to issue up to             shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors, subject to the rights of any holders of preferred stock;
•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that a director may only be removed from the board of directors by the stockholders for cause;
•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;

•

not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the board of directors, the chairman of the board of directors, our chief executive officer or president (in the absence of a chief executive officer); and

•

provide that stockholders will be permitted to amend certain provisions of our bylaws only upon receiving at least two-thirds of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

•

provide that, unless we otherwise consent in writing, a state or federal court located within the State of Delaware shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the company, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to the company or our stockholders, (3) any action asserting a claim against the company arising pursuant to any provision of the Delaware General Corporation Law, or (4) any action asserting a claim against the company governed by the internal affairs doctrine.

Exclusive Forum

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Our bylaws will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . The transfer agent and registrar’s address is       .

Listing

We intend to apply to have our Class A common stock approved for listing on the             under the trading symbol “RVLV.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and although we expect that our Class A common stock will be approved for listing on the              , we cannot assure you that there will be an active public market for our Class A common stock following this offering. We cannot predict what effect sales of our shares in the public market or the availability of shares for sale will have on the market price of our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the perception that such sales may occur, however, could adversely affect the market price of our Class A common stock and also could adversely affect our future ability to raise capital through the sale of our Class A common stock or other equity-related securities at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of March 31, 2018 and after giving effect to the Corporate Conversion, the repurchase of             shares of Class B common stock from TSG and Capretto and the conversion of the shares sold by the selling stockholders in this offering into shares of Class A common stock,              shares of our Class A common stock, or             shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full, and              shares of our Class B common stock will be outstanding. All of the shares of Class A common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our Class A common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional shares, the shares of our Class A common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	No shares will be eligible for sale on the date of this prospectus; and
•	shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, beginning more than 180 days after the date of this prospectus.

We may issue shares of our Class A common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of stock options or warrants, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our Class A common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the Class A common stock will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Lock-up Agreements and Market Standoff Provisions

We, our directors and officers and all of the holders of our equity securities have agreed, subject to certain exceptions, not to offer, pledge sell, contract to sell, transfer, lend or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, on behalf of the underwriters. These agreements are described below under the section captioned “Underwriters.”

Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC have advised us that they have no present intent or arrangement to release any shares subject to a lock-up with the underwriters and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock- up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate for purposes of the Securities Act and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the completion of this offering, without regard to the registration requirements of the Securities Act or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and
•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and
•	the average weekly trading volume in our common stock on the during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of March 31, 2018, there had been              shares of our outstanding Class B common stock issued in reliance on Rule 701 as a result of exercises of stock options.

Stock Options

As of March 31, 2018, and after giving effect to the Corporate Conversion, options to purchase an aggregate of              shares of our Class B common stock were outstanding. We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of our common stock subject to outstanding stock options and all shares issued or issuable under our stock plans. We expect to file the registration statement covering these shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the shares, to the provisions of the lock-up agreements and market stand-off provisions described above.

Registration Rights

Upon completion of this offering, the holders of approximately              shares of our Class B common stock will be eligible to exercise certain rights to cause us to register their shares for resale under the Securities Act, subject to various conditions and limitations. These registration rights are described under the section of this prospectus captioned “Description of Capital Stock—Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable, and a large number of shares may be sold into the public market, which may adversely affect the market price of our common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of shares of our Class A common stock, and it does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, U.S. Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect, which could result in U.S. federal income tax consequences different than those summarized below. We have not sought a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary does not address the potential application of any U.S. federal tax other than the income tax, such as the alternative minimum tax, and it does not address the rules regarding qualified small business stock within the meaning of Section 1202 of the Code, the U.S. federal tax on net investment income, the tax considerations arising under the laws of any state, local or other jurisdiction, or any U.S. federal estate, gift or generation-skipping tax. This summary is limited to investors who will hold shares of our Class A common stock as a capital asset for tax purposes. This summary does not address all tax considerations that may be important to a particular investor in light of the investor’s circumstances or to certain categories of non-U.S. investors that may be subject to special rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below);
•	tax-exempt or governmental organizations;
•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
•	qualified foreign pension funds, or entities wholly owned by a qualified foreign pension fund;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);
•	U.S. expatriates, certain former citizens or long-term residents of the United States;
•	persons who hold shares of our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or
•	persons deemed to sell shares of our Class A common stock under the constructive sale provisions of the Code.

In addition, if a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) holds shares of our Class A common stock, the tax treatment of its partners generally will depend on the status of the partners and upon the activities of the partnership. This summary does not address tax considerations applicable to partnerships that hold shares of our Class A common stock. Accordingly, partnerships that hold shares of our Class A common stock and partners in such partnerships should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of shares of our Class A common stock arising under the U.S. federal estate, gift, and generation-skipping tax rules or any other U.S. federal tax other than the income tax, as well as under the tax laws of any state, local, non-U.S. or other taxing jurisdiction or any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of shares of our Class A common stock (other than a partnership or entity treated as such for U.S. federal income tax purposes) that is not: (1) an individual who is a citizen or resident of the United States, (2) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (4) a trust that (i) is subject to the primary supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If you are a non-U.S. citizen individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our Class A common stock.

Distributions on Shares of Class A Common Stock

If we make distributions on shares of our Class A common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in your shares of our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock subject to the tax treatment described below in “Gain on Disposition of Shares of Class A Common Stock.”

Subject to the discussion below regarding withholding on foreign accounts, any dividend paid to you generally will be subject to U.S. withholding either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with a properly executed IRS Form W-8BEN, W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If you are eligible for a reduced rate of withholding pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold shares of our Class A common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, that are attributable to a permanent establishment maintained by you within the United States) are generally exempt from withholding. In order to claim this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying exemption. Such effectively connected dividends, although not subject to withholding, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Shares of Class A Common Stock

Subject to the discussion below regarding withholding on foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of shares of our Class A common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States.);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or other taxable disposition occurs and certain other conditions are met; or

•

shares of our Class A common stock constitute a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the sale or other taxable disposition and (2) your holding period for the shares of our Class A common stock.

If you are described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale or other taxable disposition at the same graduated U.S. federal income tax rates applicable to U.S. persons (net of certain deductions and credits), and if you are a corporate non-U.S. holder, you may be subject to branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If you are described in the second bullet above, you will be required to pay a flat 30% tax, or such lower rate as may be specified by an applicable income tax treaty, on the gain derived from the sale or other taxable disposition, which tax may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States).

We believe that we are not currently and we believe we will not become, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as shares of our Class A common stock are regularly traded on an established securities market, shares of our Class A common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of shares of such regularly traded Class A common stock at any time during the applicable period described above.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any, with respect to such dividends. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. stockholders of our Class A common stock generally will not apply to dividends paid to a non-U.S. holder so long as the non-U.S. holder certifies its foreign status or otherwise establishes an exemption by properly certifying non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our Class A common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our Class A common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell shares of our Class A common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);
•	a “controlled foreign corporation” for U.S. federal income tax purposes;
•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or
•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business; unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information or returns are furnished to the IRS in a timely manner. You are urged to consult your tax advisor regarding the application of the information reporting and backup withholding rules to you.

Foreign Accounts

U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain “withholdable payments,” which include payments of dividends on shares of our Class A common stock, and, on or after January 1, 2019, payments of gross proceeds from a sale or other disposition of such stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, and, on or after January 1, 2019, gross proceeds from the sale or other disposition of, shares of our Class A common stock that are paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless(1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules.

The 30% federal withholding tax described in the preceding paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements described in (1) above, it generally must enter into an agreement with the U.S. government requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities (each as defined in the Code), annually report certain information about such accounts, and withhold 30% of the amount of certain payments to non-compliant foreign financial institutions and certain other account holders, or it must otherwise qualify for an exemption. Importantly, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States that governs FATCA may be subject to different rules. You should consult your tax advisors regarding the application of these withholding provisions to you.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $        per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of common stock made outside of the United States may be made by affiliates of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less estimated underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to an additional              shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Price to public
Underwriting discounts and commissions paid by:
Us:
The selling stockholders
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholders

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We intend to apply to have our Class A common stock approved for listing on              under the trading symbol “RVLV.”

We and all directors and officers and the holders of substantially all of our outstanding stock and equity securities have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC. This agreement does not apply to any existing employee benefit plans. See the section of this prospectus captioned “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option described above. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase shares of Class A common stock in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Country of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Country, an offer to the public of any shares of our Class A common stock may not be made in that Relevant Country, except that an offer to the public in that Relevant Country of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Country:

(a)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;
(b)

to fewer than 100 or, if the Relevant Country has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Country means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Relevant Country by any measure implementing the Prospectus Directive in that Relevant Country, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Country), and includes any relevant implementing measure in the Relevant Country, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of the Class A common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington. Ropes & Gray LLP, San Francisco, California, is representing the underwriters.

EXPERTS

The consolidated financial statements of Advance Holdings, LLC as of December 31, 2017 and 2016, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus constitutes only a part of the registration statement. Some items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website at www.sec.gov that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.revolve.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

ADVANCE HOLDINGS, LLC

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Managers Advance Holdings, LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Advance Holdings, LLC and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, changes in members’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2014.

Irvine, California
July 17, 2018

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except unit data)

	December 31,		March 31, 2018
	2016	2017	Actual	Pro forma
			(unaudited)
Assets
Current assets:
Cash	$11,357	$10,588	$7,204	$
Restricted cash	100	—	—
Accounts receivable, net	6,187	5,698	5,573
Inventory	69,163	76,174	78,021
Income taxes receivable	336	3,708	2,253
Prepaid expenses and other current assets	6,283	9,350	8,225
Total current assets	93,426	105,518	101,276
Property and equipment, net	5,674	5,404	5,193
Intangible assets, net	1,206	889	811
Goodwill	2,042	2,042	2,042
Other assets	201	214	290
Deferred income taxes	13,536	9,909	9,401
Total assets	$116,085	$123,976	$119,013	$
Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$17,103	$17,854	$12,577	$
Line of credit	30,186	15,100	—
Accrued expenses	6,518	12,819	14,581
Returns reserve	13,198	19,005	26,492
Other current liabilities	7,003	11,210	11,934
Total current liabilities	74,008	75,988	65,584
Members' equity:
Class T Preferred Units, no par value — 496,220,768 units authorized, issued and outstanding as of December 31, 2016 and December 31, 2017: 525,441,541 units authorized, issued and outstanding as of March 31, 2018 (unaudited)	15,000	15,000	15,000
Class A Common Units, no par value — 935,597,107 units authorized, issued and outstanding as of December 31, 2016, December 31, 2017 and March 31, 2018 (unaudited)	1,237	2,148	2,257
Accumulated members' equity	26,116	31,463	36,172
Non-controlling interest	(276)	(623)	—
Total equity	42,077	47,988	53,429
Total liabilities and equity	$116,085	$123,976	$119,013	$

The accompanying notes are an integral part of these consolidated financial statements.

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per unit data)

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Net sales	$312,082	$399,597	$90,228	$113,305
Cost of sales	166,707	205,907	51,420	56,872
Gross profit	145,375	193,690	38,808	56,433
Operating expenses:
Fulfillment	8,618	9,458	2,238	2,782
Selling and distribution	42,114	50,766	11,176	15,853
Marketing	39,000	55,476	11,204	15,353
General and administrative	50,102	57,468	12,397	14,940
Total operating expenses	139,834	173,168	37,015	48,928
Income from operations	5,541	20,522	1,793	7,505
Other expense, net	895	1,431	374	197
Income before income taxes	4,646	19,091	1,419	7,308
Provision for income tax	2,448	14,091	1,053	1,976
Net income	2,198	5,000	366	5,332
Less: Net loss attributable to non-controlling interest	205	347	192	47
Net income attributable to Advance Holdings, LLC	$2,403	$5,347	$558	$5,379

Net income per unit attributable to common unit holders:
Basic	$0.00	$0.00	$0.00	$0.00
Diluted	$0.00	$0.00	$0.00	$0.00

Weighted average common units outstanding:
Basic	935,597	935,597	935,597	935,597
Diluted	976,865	982,617	979,662	985,968

The accompanying notes are an integral part of these consolidated financial statements.

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

(In thousands, except unit data)

	Class T Preferred Units		Class A Common Units		Non-Controlling Interest	Accumulated Members' Equity	Total Members' Equity
	Number	Amount	Number	Amount
Balance as of December 31, 2015	496,220,768	$15,000	935,597,107	$1,217	$(27)	$23,713	$39,903
Distributions	—	—	—	—	(44)	—	(44)
Equity-based compensation	—	—	—	20	—	—	20
Net income(loss)	—	—	—	—	(205)	2,403	2,198
Balance as of December 31, 2016	496,220,768	$15,000	935,597,107	$1,237	$(276)	$26,116	$42,077
Equity -based compensation	—	—	—	911	—	—	911
Net income(loss)	—	—	—	—	(347)	5,347	5,000
Balance as of December 31, 2017	496,220,768	$15,000	935,597,107	$2,148	$(623)	$31,463	$47,988
Issuance of Units and Repurchases of Non-controlling Interest – (unaudited)	29,220,773	—	—	—	670	(670)	—
Equity -based compensation – (unaudited)	—	—	—	109	—	—	109
Net income(loss) – (unaudited)	—	—	—	—	(47)	5,379	5,332
Balance as of March 31, 2018 – (unaudited)	525,441,541	$15,000	935,597,107	$2,257	$—	$36,172	$53,429

The accompanying notes are an integral part of these consolidated financial statements.

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Operating activities:
Net income	$2,198	$5,000	$366	$5,332
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	2,367	2,849	659	729
Equity-based compensation	20	911	189	109
Deferred income taxes	68	3,627	271	508
Changes in operating assets and liabilities:
Accounts receivable	(2,214)	489	(1,095)	125
Inventories	(11,914)	(7,012)	(5,318)	(1,846)
Income taxes receivable	1,816	(3,372)	846	1,455
Prepaid expenses and other current assets	(761)	(3,067)	(555)	1,124
Other assets	175	(13)	14	(76)
Accounts payable	2,175	751	2,556	(5,277)
Accrued expenses	289	6,301	3,456	1,762
Returns reserve	1,042	5,807	7,181	7,487
Other current liabilities	3,249	4,208	408	724
Net cash (used in) provided by operating activities	(1,490)	16,479	8,978	12,156
Investing activities:
Purchases of property and equipment	(3,026)	(2,262)	(818)	(440)
Net cash used in investing activities	(3,026)	(2,262)	(818)	(440)
Financing activities:
Proceeds from line of credit	40,186	—	—	—
Repayment of line of credit	(35,000)	(15,086)	(5,000)	(15,100)
Distribution to non-controlling interest	(44)	—	—	—
Net cash provided by (used in) financing activities	5,142	(15,086)	(5,000)	(15,100)
Net increase (decrease) in cash and cash equivalents	626	(869)	3,160	(3,384)
Cash and restricted cash, beginning of period	10,831	11,457	11,457	10,588
Cash and restricted cash, end of period	$11,457	$10,588	$14,617	$7,204
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$424	$668	$289	$81
Income taxes, net of refund	$687	$13,892	$6	$—

The accompanying notes are an integral part of these consolidated financial statements.

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business

Advance Holdings, LLC, or REVOLVE is a leading, next-generation fashion eCommerce destination for millennial consumers. As a trusted, premium lifestyle brand and a go-to source for discovery and inspiration, our website and mobile apps deliver an aspirational customer experience from a vast, yet curated offering. Our dynamic platform connects a deeply engaged community of consumers, global fashion influencers, and emerging, established and owned brands.

We are headquartered in Los Angeles County, California where we also operate our buying, studio, marketing, fulfillment and administrative functions. Online retail sales accounted for substantially all of our net sales for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018 and 2017.

In the first quarter of 2018, we launched a localized customer experience in the United Kingdom and Europe with the creation of two new entities, RVLV UK LIMITED (Revolve UK), and FWRD UK LIMITED (Forward UK), which are included in the consolidated results of REVOLVE. These two entities had no assets or operations as of and for the quarter-ended March 31, 2018.

Note 2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP, and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. The accompanying consolidated financial statements include the balances of Advance Holdings, LLC and all of its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. Our fiscal year ends on December 31 of each year.

There have been no changes to our significant accounting policies described in our consolidated financial statements and related disclosures as of December 31, 2017 that have had a material impact on the unaudited consolidated financial statements as of and for the three months ended March 31, 2017 and 2018.

Reorganization

Historically, Advance Holdings, LLC, or Advance, included its wholly owned subsidiary Advance Development, Inc. who in turn had a majority controlling interest in Forward by Elyse Walker, or FORWARD. A non-controlling interest in FORWARD was held by an outside investor, Capretto, LLC, or Capretto. Twist Holdings, LLC, or Twist, included its wholly owned subsidiaries Alliance Apparel Group, Inc. and Eminent, Inc., doing business as REVOLVE. Twist and Advance were controlled by the same group of owners. Twist and Advance are Delaware limited liability companies formed in 2012. Eminent, Inc. and Advance Development, Inc. are Delaware corporations also formed in 2012. FORWARD was formed in 2011 as a California limited liability company.

On March 15, 2018, we reorganized these entities, by contributing Twist and subsidiaries to Advance through an exchange of equity interests in Twist for additional equity interests in Advance, resulting in Advance becoming the parent and reporting entity of the consolidated group of companies. The exchange was done using an equity unit conversion ratio to ensure each Advance and Twist equity unit holder maintained the same intrinsic value before and after the exchange.

The contribution of Twist and subsidiaries in exchange for Advance equity qualified as a combination of entities under common control. Accordingly, the contribution of net assets and the issuance of equity in Advance was recorded at the carrying amounts of assets and liabilities on the date of contribution.

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Advance include the results of the new consolidated group as if the reorganization took place at the inception of the earliest period presented, January 1, 2016, under the principles of change in reporting entity guidance.

Additionally, on March 15, 2018, Capretto exchanged its equity interest in FORWARD, for an equity interest in Advance in the form of 29,220,773 Class T Preferred Units. This exchange took place at book value and at a conversion ratio to ensure that there was neither a gain nor loss upon issuance of equity by Advance to Capretto. As a result, the non-controlling interest in FORWARD was eliminated on this date.

As further described in Note 11, consistent with the reorganization, options to purchase equity units in Twist were exchanged for options to purchase equity units in Advance and the Twist equity incentive plan was terminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the allowance for sales returns, the valuation of deferred tax assets, inventory, equity‑based compensation, valuation of goodwill, and the reserves for income tax uncertainties and other contingencies.

Net Sales

Revenue is primarily derived from the sale of apparel merchandise through our websites and, when applicable, shipping revenue. Revenue is recognized when all of the following criteria are satisfied: (1) persuasive evidence of an arrangement exists; (2) the sales price is fixed or determinable; (3) collectability is reasonably assured; and (4) the product has been shipped and title has been passed to the customer. These criteria are met when the customer orders an item through our websites via the electronic shopping cart, the customer’s credit card has been charged, and the item is fulfilled and shipped to the customer by our fulfillment center.

In accordance with our return policy, merchandise returns are accepted for full refund if returned within 30 days of the original purchase date and may be exchanged up to 60 days from the original purchase date. At the time of sale, we establish a reserve for merchandise returns, based on historical experience and expected future returns, which is recorded as a reduction of sales and cost of sales.

The following table presents a rollforward of our sales reserve return for the twelve months ended December 31, 2016 and 2017, and the three months ended March 31, 2018 (unaudited) (in thousands):

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Beginning balance	$12,156	$13,198	$19,005
Returns	(288,128)	(385,022)	(112,700)
Provisions	289,170	390,829	120,187
Ending balance	$13,198	$19,005	$26,492

We may also issue store credit in lieu of cash refunds and sell gift cards without expiration dates to our customers. Store credits issued and proceeds from the issuance of gift cards are recorded as deferred revenue until the store credit or gift cards are redeemed. We have not recognized any revenue related to unredeemed gift cards or store credits for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 (unaudited) and 2018 (unaudited).

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net sales.

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We have exposure to losses from fraudulent credit card charges. We record losses when incurred related to these fraudulent charges as amounts have historically been insignificant.

Cost of Sales

Cost of sales consists of the purchase price of merchandise sold to customers and includes import duties and other taxes, freight‑in, defective merchandise returned from customers, receiving costs, inventory write-offs and defective merchandise, and other miscellaneous shrinkage.

Fulfillment

Fulfillment expenses primarily consist of those costs incurred in operating and staffing the fulfillment centers, including costs attributable to inspecting and warehousing inventories, picking, packaging and preparing customer orders for shipment.  Fulfillment expenses also includes the cost of warehousing facilities.

Selling and Distribution

Selling and distribution expenses consist of customer service, shipping and other transportation costs incurred delivering merchandise to customers and customers returning merchandise, merchant processing fees and shipping supplies. The amount of shipping and handling costs included in selling and distribution is $26.2 million, $31.1 million, $6.6 million (unaudited) and $10.4 million (unaudited) for the years ended December 31, 2016 and 2017, and three months ended March 31, 2017 and 2018, respectively.

Marketing

Marketing expenses are expensed as incurred and consist primarily of targeted online performance marketing costs, such as retargeting, paid search/product listing ads, affiliate marketing, paid social, search engine optimization, personalized email marketing and mobile “push” communications through our app. Marketing expenses also include our spend on brand marketing channels, including cash compensation to influencers, events and other forms of online and offline marketing. Marketing expenses are primarily related to growing and retaining the customer base.

General and Administrative

General and administrative expenses consist primarily of payroll and related benefit costs and equity‑based compensation expense for employees involved in general corporate functions including merchandising, marketing, studio and technology, as well as costs associated with the use by these functions of facilities and equipment, including depreciation, rent and other occupancy expenses.

Net Income Per Unit

Basic net income per unit attributable to common unit holders represents net income attributable to common unit holders for the period, divided by the weighted average units outstanding during the period. Diluted net income per unit attributable to common unit holders represents net income attributable to common unit holders for the period, divided by the weighted average units outstanding during the period, including the effects of dilutive stock options outstanding.  See Note 12 for further information.

Cash

We maintain the majority of our cash in checking accounts with major financial institutions within the United States. Deposits in these institutions may exceed federally insured limits.

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Cash

Previously, we were required to maintain cash on deposit, restricted as to use, with our credit card payment processor; however, the deposit was returned to us during 2017. The required deposit amounted to $0.1 million as of December 31, 2016.

Accounts Receivable, Net

Accounts receivable are composed primarily of amounts due from financial institutions related to credit card sales. We do not maintain an allowance for doubtful accounts related to these receivables as payment is typically received in full within a few business days after the sale. We carry the remaining portion of accounts receivable at invoiced amounts less allowances for doubtful accounts and other deductions. Allowances for doubtful accounts at December 31, 2016 and 2017 and March 31, 2018 (unaudited) was $0.2 million. Management evaluates the ability to collect accounts receivable based on a combination of factors. An allowance for doubtful accounts is maintained based on the length of time receivables are past due and the status of a customer’s financial position.  Receivables are written off in the period deemed uncollectible after collection efforts have proven unsuccessful. We do not accrue interest on our trade receivables.

Inventory

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the specific identification method. Cost of inventory includes import duties and other taxes and transport and handling costs.  We write down inventory when it appears that the carrying cost of the inventory may not be recovered through subsequent sale of the inventory. We analyze the quantity of inventory on hand, the quantity sold in the past year, the anticipated sales volume, the expected sales price and the cost of making the sale when evaluating the value of our inventory.  If the sales volume or sales price of specific products declines, additional write-downs may be required.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of prepaid rent, advanced payments on inventory to be delivered from vendors, prepaid packaging, and prepaid insurance.

Property and Equipment, Net

Property and equipment are stated at cost. Repair and maintenance costs are expensed as incurred.

Depreciation is calculated on the straight‑line method over the estimated useful lives of the assets. The estimated useful lives of equipment and fixtures, and leasehold improvements range from three to five years or the shorter of the remaining lease term for leasehold improvements.

Impairment of Long-Lived Assets

We review long‑lived assets for possible impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. This determination includes evaluation of factors such as future asset utilization and future net undiscounted cash flows expected to result from the use of the assets. If circumstances require a long‑lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset group to its carrying amount. If the carrying amount of the long‑lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. No impairment losses were recognized during the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 (unaudited) and 2018 (unaudited).

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the related net assets acquired and is not subject to amortization. As of December 31, 2016 and 2017, and March 31, 2018 (unaudited), we had goodwill of $2.0 million. We review our goodwill annually for impairment or when circumstances indicate its carrying value may not be recoverable.

We perform this evaluation at the reporting unit level, comprised of the principle business units within our REVOLVE segment, through the application of a two-step fair value test. We have the option to perform a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If we conclude it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then there is no need to perform the two-step impairment test. The first step in the two-step test compares the carrying value of the reporting unit to its estimated fair value, which is based on the expected present value of future cash flows (income approach), comparable public companies and acquisitions (market approach) or a combination of both. If fair value is lower than the carrying value, then a second step is performed to quantify the amount of the impairment. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

We perform our annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. No goodwill impairment was recorded for the years ended December 31, 2016 or 2017 or the three months ended March 31, 2017 (unaudited) and 2018 (unaudited).

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are recorded net on the face of the balance sheet. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more-likely than-not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Deferred tax assets are recognized to the extent it is believed that these assets are more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more-likely than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax‑planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more‑likely than‑not that we will realize the benefits of these deductible differences, net of the valuation allowance. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Equity-based Compensation

We measure equity-based compensation expense associated with the options granted based on the estimated fair values of the awards at grant date using the Black-Scholes option valuation model. For options with service conditions only, equity-based compensation expense is recognized over the requisite service period using the straight-line method

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

such that expense is only recognized for those options that we expect to vest. Forfeitures are recorded as they occur. See Note 11 for additional details.

We have historically granted options that contain performance conditions. The performance conditions for these awards have been met and the expense associated with these awards has been fully recognized.

Employee Benefit Plan

We sponsor a qualified 401(k) defined contribution plan covering eligible employees. Participants may contribute a percentage of their pretax earnings annually, subject to limitations imposed by the Internal Revenue Service. We have the ability to make discretionary contributions to the 401(k) plan but have not done so to date.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Fair Value Measurements

We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We determine fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. The carrying amounts for our cash, restricted cash, accounts receivable, accounts payable, line of credit and accrued expenses approximate fair value due to their short-term maturities. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities.
•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full-term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Comprehensive Income

We have no transactions or activity, other than net income, that would be considered part of comprehensive income.

Unaudited Interim Consolidated Financial Information

The accompanying consolidated balance sheet as of March 31, 2018, the consolidated statements of income, consolidated statements of cash flows for the three months ended March 31, 2017 and 2018, and the consolidated statements of changes in members’ equity for the three months ended March 31, 2018 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of our financial position as of March 31, 2017 and 2018, and the results of our operations and our cash flows for the three months ended March 31, 2017 and 2018. The financial data and other information disclosed in these notes related to the three months ended March 31, 2017 and 2018 are unaudited. The results for the three months ended March 31, 2018 are not necessarily indicative of results to be expected for the year ending December 31, 2018 or any other interim periods, or any future year or period.

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Pro Forma Information

The accompanying unaudited pro forma consolidated balance sheet as of March 31, 2018 has been prepared to give effect to our conversion to a corporation whereby all outstanding Class T Units and Class A Units are converted into shares of Class B common stock as if the proposed corporate conversion had occurred on March 31, 2018.

Certain Risks and Concentrations

We are subject to certain risks, including dependence on third‑party technology providers and hosting services for our website servers, exposure to risks associated with online commerce security, credit card fraud, as well as the interpretation of state and local laws and regulations in regards to the collection and remittance of sales and use taxes.  We do not have significant vendor concentrations.

Recent Accounting Pronouncements

Under the Jumpstart Our Business Startups Act, or the JOBS Act, we meet the definition of an emerging growth company. We have elected to use this extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

On January 1, 2018, we adopted Accounting Standards Update No. 2017-09, Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting, (ASU 2017-09) which clarifies when changes to the terms or conditions of share-based payment awards require an entity to apply modification accounting. The new guidance must be applied prospectively to awards modified on or after the adoption date. The adoption of the ASU did not have a material impact on our consolidated financial statements.

On January 1, 2017, we adopted ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The objective of the standard is to reduce the existing diversity in practice related to classification of certain cash receipts and payments in the statement of cash flows by adding or clarifying guidance on eight specific cash flow issues. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The adoption of the ASU did not have a material impact on our consolidated financial statements and related disclosures.

On January 1, 2017, we adopted ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The guidance simplifies several aspects of the accounting for share-based payment transactions and related tax impacts, the classification of excess tax benefits on the statement of cash flows, statutory tax withholding requirements, and other stock-based compensation classification matters. We elected to account for forfeitures as they occur, rather than estimate expected forfeitures at the grant date. The adoption of the ASU did not have a material impact on our consolidated financial statements and related disclosures.

On January 1, 2017, we adopted ASU No. 2015-11 Inventory (Topic 330): Simplifying the Measurement of Inventory. This standard amends existing guidance to simplify the measurement of inventory by requiring certain inventory to be measured at the lower of cost or net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation, and is applicable for inventory accounted for under the first-in, first-out method. The adoption of this standard did not have a material impact on our consolidated financial statements and disclosures.

Accounting Pronouncements Not Yet Effective

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by removing step two from the goodwill impairment test. Under this new guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The update also eliminates the requirement for any reporting unit with a zero or

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

negative carrying amount to perform a qualitative assessment. This guidance is effective for annual or interim goodwill impairment tests in fiscal years beginning December 15, 2021 with early adoption permitted. We do not expect that this ASU will have a significant impact on our consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory. This ASU removes the prohibition against the immediate recognition of the current and deferred income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. The standard is effective for annual periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. We do not expect that this ASU will have a significant impact on our consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). A lessee is generally required to recognize the lessee’s rights and obligations resulting from leases on the balance sheet by recording a right-of-use asset and a lease liability. The new standard requires lessees to classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. This new lease guidance is effective for annual periods beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted. The standard requires recognizing and measuring leases using a modified retrospective approach. However, the FASB recently proposed an optional transition alternative, currently subject to approval, which would allow for application of the guidance at the beginning of the period in which it is adopted, rather than at the beginning of the earliest comparative period presented. We are evaluating the potential impact of this ASU on our consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contacts with Customers (Topic 606), which replaces most existing revenue recognition guidance. It provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year. During 2016, the FASB continued to issue additional amendments to this new revenue guidance. This new revenue guidance is effective for annual periods beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. We intend to apply the modified retrospective approach on adoption. Based on our assessment of this new revenue guidance we have identified certain changes to our revenue policies. However, we currently do not expect the adoption of this update to have a material effect on our consolidated financial statements.

Note 3. Goodwill and Other Intangible Assets, Net

The carrying value of goodwill as of December 31, 2016 and 2017 and March 31, 2018 (unaudited) was $2.0 million. No goodwill impairment was recorded for the years ended December 31, 2016 and 2017 or the three months ended March 31, 2018 (unaudited).

The gross amounts and accumulated amortization of our acquired identifiable intangible assets with finite useful lives as of December 31, 2016 and 2017 and March 31, 2018 (unaudited), included in intangible assets, net in the accompanying consolidated balance sheets, are as follows (in thousands):

		December 31,		March 31,
	Useful life	2016	2017	2018
				(unaudited)
Customer relationships	3 – 6 years	$381	$381	$381
Trademarks	4 – 7 years	1,690	1,690	1,690
Total intangible assets		2,071	2,071	2,071
Less accumulated amortization		(865)	(1,182)	(1,260)
Total intangible assets, net		$1,206	$889	$811

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our amortization expense for acquired identifiable intangible assets with finite useful lives was $0.3 million, $0.3 million, $0.1 million (unaudited) and $0.1 million (unaudited) for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018, respectively. Future estimated amortization expense for acquired identifiable intangible assets are as follows (in thousands):

Amortization Expense
Year ending December 31:
2018	$293
2019	305
2020	252
2021	39
2022	—
Total amortization expense	$889

Note 4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Advanced payments on inventory to be delivered from vendors	$3,369	$4,983	$3,491
Prepaid rent	222	124	190
Prepaid insurance	640	873	519
Prepaid packaging	614	275	215
Other	1,438	3,095	3,810
Total prepaid expenses and other current assets	$6,283	$9,350	$8,225

Note 5. Property and Equipment, Net

Property and equipment, net is summarized as follows (in thousands):

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Computer equipment	$2,252	$2,915	$3,016
Leasehold improvements	2,157	2,611	2,666
Office and warehouse equipment and fixtures	3,795	4,102	4,186
Other	1,844	2,682	2,874
Total property and equipment	10,048	12,310	12,742
Less accumulated depreciation	(4,374)	(6,906)	(7,549)
Total property and equipment, net	$5,674	$5,404	$5,193

Total depreciation expense for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 was $2.1 million, $2.5 million, $0.6 million (unaudited) and $0.7 million (unaudited), respectively. For the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018, $1.7 million, $2.2 million, $0.5 million (unaudited) and $0.6 million (unaudited), respectively, was recorded in general and administrative expense and $0.4 million, $0.3 million, $0.1 million (unaudited) and $0.1 million (unaudited), respectively, was recorded in fulfillment expense in the accompanying consolidated statements of income.

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Line of Credit

On March 23, 2016, we closed our existing line of credit and entered into a new line of credit agreement with Bank of America, N.A, with an expiration date of March 23, 2021. We had $25.0 million outstanding on the legacy line of credit as of March 23, 2016, which was transferred over to the new line of credit.

The new line of credit provides us with up to $75.0 million aggregate principal in revolver borrowings, based on eligible inventory and accounts receivable less reserves, and expires on March 23, 2021. Borrowings under the credit agreement accrue interest, at our option, at (1) a base rate equal to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate and (c) the LIBOR rate plus 1.00%, in each case plus a margin ranging from 0.25% to 0.75%, or (2) an adjusted LIBOR rate plus a margin ranging from 1.25% to 1.75%. The weighted-average interest rate of debt outstanding at December 31, 2016 and 2017 was 2.5% and 5%, respectively.

We are also obligated to pay other customary fees for a credit facility of this size and type, including an unused commitment fee. The credit agreement also permits us, in certain circumstances, to request an increase in the facility by an additional amount of up to $25.0 million (in minimum amounts of $5 million) at the same maturity, pricing and other terms. Our obligations under the credit agreement are secured by substantially all of our assets. The credit agreement also contains customary covenants restricting our activities, including limitations on our ability to sell assets, engage in mergers and acquisitions, enter in transactions involving related parties, obtain letters of credit, incur indebtedness or grant liens or negative pledges on our assets, make loans or make other investments. Under the covenants, we are prohibited from paying cash dividends with respect to our capital stock.

As of December 31, 2016 and December 31, 2017 we had $30.2 million and $15.1 million outstanding on the new line of credit, respectively. As of March 31, 2018 (unaudited), there were no amounts outstanding under the new line of credit and we were in compliance with all covenants.

Note 7. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Salaries and related benefits	$3,924	$8,228	$3,682
Selling and distribution	851	1,244	2,400
Marketing	$113	$728	$4,825
Sales taxes	679	851	1,256
Other	951	1,768	2,418
Total accrued expenses	$6,518	$12,819	$14,581

Note 8. Other Current Liabilities

Other current liabilities consist of the following (in thousands):

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Store credit	$4,270	$6,476	$7,292
Gift cards	888	1,201	1,146
Other	1,845	3,533	3,496
Total other current liabilities	$7,003	$11,210	$11,934

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Income Taxes

The components of the provision for income tax expense (benefit) are as follows (in thousands):

	December 31, 2016
	Current	Deferred	Total
U.S. federal	$1,936	$(538)	$1,398
State and local	444	606	1,050
	$2,380	$68	$2,448

	December 31, 2017
	Current	Deferred	Total
U.S. federal	$8,656	$3,763	$12,419
State and local	1,808	(136)	1,672
	$10,464	$3,627	$14,091

The components of net deferred tax assets (liabilities) are as follows (in thousands):

	December 31,
	2016	2017
Deferred tax assets:
Tax basis goodwill	$4,268	$2,663
Investment in FORWARD	4,152	2,466
Accrued liabilities, reserves and other	6,419	6,217
UNICAP	2,417	1,530
Equity-based compensation	318	467
Net operating loss	422	1,169
Credit carryover	1	—
Gross deferred tax assets	17,997	14,512
Valuation allowance	—	(1,169)
Deferred tax assets, net of valuation allowance	17,997	13,343
Deferred tax liabilities:
Prepaid expenses and reserves	(2,386)	(2,524)
State taxes	(685)	(230)
Depreciation	(897)	(428)
Intangible assets	(493)	(252)
Total gross deferred liabilities	(4,461)	(3,434)
Net deferred tax assets	$13,536	$9,909

As of December 31, 2016 and 2017, we had federal net operating loss carryforwards of $0.4 million and $1.2 million, respectively. If not utilized, these losses will begin to expire in 2034. For the year ended December 31, 2017, we recorded a full valuation allowance of $1.2 million on the net operating loss carryforwards, as management concluded that it is more-likely than-not that the asset will not be realized.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our effective tax rate was different than the statutory U.S. federal income tax rate for the following reasons:

	December 31,
	2016	2017
Computed “expected” tax expense	34.0%	35.0%
Deferred rate adjustment	—	27.0
Valuation allowance	—	6.1
State and local income taxes, net of federal tax benefit	14.9	4.7
Nondeductible partnership book loss	1.5	0.6
Meals and entertainment	1.0	0.3
Other	1.3	0.1
	52.7%	73.8%

On December 22, 2017, the U.S. Tax Cuts and Jobs Act, or the Tax Reform Act, was signed into law. The Tax Reform Act significantly revised the U.S. corporate income tax law by, among other things, lowering the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018 and repealing the Alternative Minimum Tax. Account Standards Codification, or ASC, 740 requires that the impact of tax legislation be recognized in the period in which the law was enacted. We recorded tax expense of $5.1 million due to the remeasurement of deferred tax assets and liabilities in the year ended December 31, 2017 as a result of the Tax Reform Act.

For the years ended December 31, 2016 and 2017, Twist Holdings, LLC and Advance Holdings, LLC filed separate consolidated federal and state income tax returns. For the year ending December 31, 2018, we will file one consolidated federal and state income tax return for Advance Holdings, LLC. We believe that there are no uncertain tax positions that would impact the accompanying consolidated financial statements. We do not anticipate there will be a material change in our recognition of uncertain tax positions in the next 12 months.

The tax years ended December 31, 2014 through 2017 for both Twist Holdings, LLC and Advance Holdings, LLC remain subject to possible examination by the Internal Revenue Service and possible examination by state tax jurisdictions. No interest or penalties related to income taxes are recognized in the accompanying consolidated financial statements.

Note 10. Members’ Equity

The limited liability company interests of our members are divided into noncertificated units. There are Class T Units, or Preferred Units, and Class A Units, or Common Units. The holders of Class T and Class A units are entitled to one vote per unit.

Preferred Units

At December 31, 2016 and 2017 there were 496,220,768 Preferred Units outstanding with a preference amount of $40.0 million. Upon liquidation, sale or dissolution, distributions are first distributed to holders of Preferred Units until the preference amount, which represents a return of capital, has been satisfied. As a result of the reorganization on March 15, 2018, an additional 29,220,773 Preferred Units were issued to Capretto with a preference amount of $0.8 million. As of March 31, 2018, there were 525,441,541 (unaudited) Preferred Units outstanding with a preference amount of $40.8 million (Preferred Distribution). Distributions in excess of the preference amount are distributed to holders of the Preferred Units and Common Units, pro rata according to the number of such units held.

Common Units

At December 31, 2016 and 2017 and March 31, 2018 (unaudited), there were 935,597,107 Common Units outstanding. Common Units are subordinate to the Preferred Units with respect to rights upon liquidation, winding up and dissolution of our company. Distributions in excess of the preference amount are distributed to holders of the Preferred Units and Common Units, pro rata according to the number of such units held.

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non‑Controlling Interest

As described in Note 2, for the years ended December 31, 2016 and 2017 and through March 15, 2018, Capretto, LLC held a non-controlling interest in FORWARD. For the years ended December 31, 2016 and 2017 losses of $0.2 million and $0.3 million were attributable to the non-controlling interest. The balance of non-controlling interest was reclassified to members’ equity on March 15, 2018 (unaudited).

Note 11. Equity-based Compensation

In 2013, Twist and Advance adopted equity incentive plans (Twist Plan and Advance Plan) pursuant to which the board of managers may grant options to purchase Class A Unit options to officers and employees. Class A Unit options can be granted with an exercise price equal to or greater than the unit’s fair value at the date of grant. All issued awards have 10 year terms and generally vest and become fully exercisable annually over five years of service from the date of grant. Awards will become fully vested upon the sale of the company.

On March 15, 2018, as a result of the reorganization described in Note 2, the Advance Plan was amended to increase the maximum number of options to purchase Class A Units in Advance to 138,500,000. Options held in Twist were exchanged for options to purchase Class A units of Advance and the Twist Plan was terminated. The number of units and the strike price of the Twist option units outstanding were converted in the same ratio as the issued equity unit conversion to maintain the intrinsic value to each option holder before and after the exchange. All future option grants will be issued under the Advance Plan. As no incremental value was created for the option holders as a result of the restructuring, no incremental equity-based compensation expense was recorded for the three months ended March 31, 2018 (unaudited) related to the exchange.

The grant‑date fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires inputs such as expected term, fair value per unit of our Class A Units, expected volatility and risk‑free interest rate. These inputs are subjective and generally require significant analysis and judgment to develop. During 2016, we considered the probability and timing of a company sale to estimate the expected term for the options granted. During 2017 and thereafter we utilized the simplified method for calculating expected term, using the average of the vesting period and the contractual life of the option. The fair value of our Class A Units is calculated at the time of each option grant based upon several factors, including consideration of input from management and contemporaneous third-party valuations. Since our equity is not publicly traded and our shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The dividend yield is 0%, as we have not paid, nor do we expect to pay, dividends. The risk‑free interest rate is based on the implied yield available on U.S. Treasury issues with an equivalent remaining term.

The weighted average assumptions for the grants in the years ended December 31, 2016 and 2017, and the three months ended March 31, 2018 (unaudited), are provided in the following table. All historical data presented in the tables within this footnote has been recast to retroactively reflect all unit and per unit data of options as if they had been issued by Advance under the new equity structure.

	December 31,		March 31,
	2016	2017	2018
			(unaudited)
Valuation assumptions:
Expected dividend yield	—%	—%	—%
Expected volatility	44.44%	40.17%	45.00%
Expected term (years)	2.0	6.5	6.5
Risk-free interest rate	0.56%	1.89%	2.18%

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity option activity during the period indicated for the Advance Plan is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (000's)
Balance at January 1, 2016	85,812,897	$0.15	7.9	11,755
Granted	11,970,679	0.33	10.0
Exercised	—	—	—
Forfeited	(15,010,847)	0.23	—
Expired	—	—	—
Balance at December 31, 2016	82,772,729	$0.17	7.1	17,576
Exercisable at December 31, 2016	47,532,863	$0.13	6.3	11,456
Vested and expected to vest	82,772,729	$0.17	7.1	17,576

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (000's)
Balance at January 1, 2017	82,772,729	$0.17	7.1	17,576
Granted	10,388,614	0.39	10.0
Exercised	—	—	—
Forfeited	(2,391,184)	0.29	—
Expired	—	—	—
Balance at December 31, 2017	90,770,158	$0.19	6.4	23,575
Exercisable at December 31, 2017	65,587,122	$0.14	5.4	20,091
Vested and expected to vest	90,770,158	$0.19	6.4	23,575

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (000's)
Balance at January 1, 2018	90,770,158	$0.19	6.4	23,575
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—
Balance at March 31, 2018 (unaudited)	90,770,158	$0.19	6.4	30,480
Exercisable at March 31, 2018 (unaudited)	67,424,117	$0.14	5.6	25,382
Vested and expected to vest	88,303,750	$0.19	6.3	29,861

The weighted average grant-date fair value of options granted during the years ended December 31, 2016 and 2017 was $0.10 and $0.17 per unit, respectively. No options were granted during the three months ended March 31, 2018 (unaudited).

At December 31, 2017 and March 31, 2018, there was $2.8 million and $2.3 million (unaudited), respectively, of total unrecognized compensation cost related to unvested options granted under the Advance Plan, which is expected to be recognized over a weighted average service period of 4.5 years and 3.9 years, respectively.

Equity‑based compensation cost that has been included in general and administrative expense in the accompanying consolidated statements of income amounted to $0.0 million, $0.9 million, $0.2 million (unaudited) and $0.1 million

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018, respectively. There was no income tax benefit recognized in the consolidated statements of income for equity‑based compensation arrangements for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 (unaudited) and 2018 (unaudited).

Note 12. Net Income Per Unit

Basic net income per unit is based on the weighted average number of Common Units outstanding. Diluted net income per unit is based on the weighted average number of Common Units and common unit equivalents outstanding. Common unit equivalents included in the computation represent shares issuable upon assumed exercise of outstanding options to purchase Common Units, except when their inclusion would be anti-dilutive, calculated using the treasury stock method. Additionally, as discussed in Note 10, Preferred Units share equally in distributions subsequent to the settlement of the Preferred Distribution. Accordingly, Preferred Units are considered participating units and are included in the calculation of basic and diluted net income per unit.

The following table presents the calculation of basic and diluted net income per common unit:

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands, except per unit data)
			(unaudited)
Numerator
Net income	$2,198	$5,000	$366	$5,332
Less: Net income attributable to preferred units	(833)	(1,853)	(193)	(1,878)
Less: Net loss attributable to non-controlling interest	205	347	192	47
Net income attributable to common unit holders	$1,570	$3,494	$365	$3,501
Denominator
Weighted average units used to compute basic net income per common unit	935,597	935,597	935,597	935,597
Effect of dilutive stock options	41,268	47,020	44,065	50,371
Weighted average units used to compute diluted net income per common unit	976,865	982,617	979,662	985,968
Net income per unit attributable to common unit holders — basic	$0.00	$0.00	$0.00	$0.00
Net income per unit attributable to common unit holders — diluted	$0.00	$0.00	$0.00	$0.00

The following have been excluded from the computation of basic and diluted net income per common unit as their effect would have been anti-dilutive:

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Outstanding options to purchase Common Units	11,691,393	11,265,459	13,130,341	11,265,459

Note 13. Segment Information

We have two reportable segments, REVOLVE and FORWARD, each offering clothing, shoes, accessories, and beauty products available for sale to customers through their respective websites. Our reportable segments have been identified based on how our chief operating decision makers manage our business, make operating decisions, and evaluate operating performance. Our chief operating decision makers are our co-chief executive officers. We evaluate the performance of our reportable segments based on net sales and gross profit. Management does not evaluate the performance of our reportable segments using asset measures.

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue from external customers for each group of similar products and services is not reported to our chief operating decision makers. The separate identification for purposes of segment disclosure is impracticable, as it is not readily available and the cost to develop would be excessive. During the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 (unaudited) and 2018 (unaudited), no customer represented over 10% of net sales.

The following table summarizes our net sales and gross profit for each of our reportable segments (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
Net sales	2016	2017	2017	2018
			(unaudited)
REVOLVE	$252,383	$330,577	$74,126	$97,013
FORWARD	59,699	69,020	16,102	16,292
Total	$312,082	$399,597	$90,228	$113,305

Gross profit
REVOLVE	$123,114	$169,070	$33,978	$50,632
FORWARD	22,261	24,620	4,830	5,801
Total	$145,375	$193,690	$38,808	$56,433

All of our long-lived assets and goodwill are located in the United States as of the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2017 (unaudited) and 2018 (unaudited). The following table lists net sales by geographic area (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
United States	$252,139	$324,622	$73,942	$91,203
Rest of the world (1)	59,943	74,975	16,286	22,102
Total net sales	$312,082	$399,597	$90,228	$113,305
(1)	No individual country exceeded 10% of total revenue for any period presented.

Note 14. Related Party Transactions

Capretto holds Preferred Units in Advance Holdings, LLC. Elyse Walker Pacific Palisades is a specialty boutique located in Southern California and is owned by Capretto. We purchased $0.2 million and $0.2 million in products from Elyse Walker Pacific Palisades during the years ended December 31, 2016 and 2017, respectively. No products were purchased from Elyse Walker Pacific Palisades during the three months ended March 31, 2018 (unaudited). As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), there were no material accounts payable relating to these purchases.

TSG Consumer Partners (“TSG”) is a related party of TSG6 L.P., an investor in our Company. We incurred $0.3 million, $0.3 million, $0.1 million (unaudited) and $0.1 million (unaudited) of management fees from TSG for the years ended December 31, 2016 and 2017 and the three months ended March, 31, 2017 and 2018, respectively. There were no amounts owed to TSG as of December 31, 2016 and 2017 and March 31, 2018.

We have provided loans to certain employees of our Company. As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), there was $0.3 million in accounts receivable related to these loans.

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Commitments and Contingencies

Leases

We lease office and warehouse space and equipment used in connection with our operations under various operating leases, some of which provide for rental payments on a graduated basis, rent holidays and other incentives. At the inception of the lease, we evaluate each agreement to determine whether the lease will be accounted for as an operating or capital lease. We record rent expense on a straight‑line basis over the lease period. Any lease incentives are recognized as reductions of rental expense on a straight‑line basis over the term of the lease.

Rental expense was $1.6 million, $1.7 million, $0.4 million (unaudited) and $0.5 million (unaudited) for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018, respectively, and is included in fulfillment expenses and general and administrative expenses in the accompanying consolidated statements of income.

Rental expense included in fulfillment expenses was $1.0 million, $1.0 million, $0.2 million (unaudited) and $0.3 million (unaudited), respectively, for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018.

Rental expense included in general and administrative expenses was $0.6 million, $0.7 million, $0.2 million (unaudited) and $0.2 million (unaudited), respectively, for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2017 are as follows (in thousands):

Operating Leases
Year ending December 31:
2018	$2,401
2019	2,489
2020	1,693
2021	102
2022	—
Total minimum lease payments	$6,685

Legal Proceedings

In the ordinary course of business, we may be involved in various legal proceedings, lawsuits, disputes, or claims, related to alleged infringement of third-party patents and other intellectual property rights, commercial, employment, wage and hour, and other claims. The outcome of any such claim or litigation is inherently uncertain. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

Note 16. Subsequent Events

On March 15, 2018, we completed the entity restructuring as further described in Note 2.

On various dates between January 1, 2018 and March 31, 2018, we repaid in full the $15.1 million outstanding on our line of credit. All terms and conditions under the line of credit remain unchanged and we may borrow additional amounts in the future at our discretion.

ADVANCE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 10, 2018, we granted 8,415,583 options to purchase units of Advance at an exercise price of $0.52 per unit. The grant-date fair value of these options of $0.25 is expected to be recognized as compensation expense over the vesting period of five years.

On June 4, 2018 we granted 2,187,365 options to purchase units of Advance at an exercise price of $0.52 per unit. The grant-date fair value of these options of $0.25 is expected to be recognized as compensation expense over the vesting period of five years.

On June 12, 2018 we granted 406,173 options to purchase units of Advance at an exercise price of $0.52 per unit. The grant-date fair value of these options of $0.25 is expected to be recognized as compensation expense over the vesting period of one year.

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the Class A common stock being registered under this registration statement are as follows:

Amount to Be Paid
SEC registration fee	*
FINRA filing fee	*
Exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*
Total	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in its best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The Delaware General Corporation Law further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant provides for the indemnification of the registrant’s directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the bylaws of the registrant require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director, or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation provides that the registrant’s directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant’s directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the registrant has entered into separate indemnification agreements with each of the registrant’s directors and certain of the registrant’s officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees.

The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

These indemnification provisions and the indemnification agreements entered into between the registrant and the registrant’s officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

The underwriting agreement between the registrant, the selling stockholders and the underwriters to be filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by us in the past three years.
No underwriters were involved in the sales, and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

(a)

In March 2018, the registrant issued 483,832,601 Class T Units and 873,854,847 Class A Units of Advance Holdings, LLC in exchange for all of the outstanding Class T and Class A Units of Twist Holdings, LLC and a 15% interest of FORWARD by Elyse Walker, LLC.

(b)

From January 2015 to July 17, 2018, the registrant granted options under its Advance Holdings, LLC 2013 Equity Incentive Plan to purchase an aggregate of 53,409,001 Class A Units to employees, consultants and directors, having exercise prices ranging from $0.24 to $1.01 per unit.  Of the options, the registrant had cancelled options to purchase 17,897,123 Class A Units.

The offers, sales and issuances of the securities described in Item 15(a) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act in that the sales did not involve a public offering. Item 15(b) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act in that such sales did not involve a public offering or under Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under the registrant’s 2013 Plan. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

We have filed the exhibits listed on the accompanying Exhibit Index of this registration statement.

(b) Financial statement schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement
3.1*	Form of Certificate of Incorporation of Revolve Group, Inc.
3.2*	Form of Bylaws of Revolve Group, Inc.
4.1*	Specimen Common Stock Certificate of the registrant
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1+*	Form of Director and Executive Officer Indemnification Agreement
10.2+*	Form of Registration Rights Agreement, to be effective upon the completion of this offering
10.3+*	Advance Holdings, LLC 2013 Equity Incentive Plan
10.4+*	Form of Option Agreement under the 2013 Advance Holdings, LLC Equity Incentive Plan
10.5+*	2018 Equity Incentive Plan
10.6+*	Form of Notice of Stock Option Grant and Stock Option Agreement under the 2018 Equity Incentive Plan
10.7+*	2018 Employee Stock Purchase Plan
10.8*	Credit Agreement, dated as of March 23, 2016, between the Twist Holdings, LLC, Advance Holdings LLC, Alliance Apparel Group, Inc., Eminent, Inc. Advance Development, Inc. and Bank of America, N.A.
10.9+*	Employment Agreement, dated December 31, 2012 between the registrant and Michael Karanikolas
10.10+*	Employment Agreement, dated December 31, 2012 between the registrant and Michael Mente
10.11+*	Offer letter, dated December 9, 2016 between the registrant and Jesse Timmermans
21.1*	Subsidiaries of the registrant
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Wilson Sonsini Goodrich & Rosati Professional Corporation (included in Exhibit 5.1)
24.1*	Power of Attorney (included in signature page)

+	Indicates a management contract or compensatory plan.
*	To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cerritos, State of California, on                      , 2018.

REVOLVE GROUP, INC.

By:
Michael Karanikolas
Co-Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Michael Karanikolas, Jesse Timmermans and Jodi Lumsdaine Chapin as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this registration statement. and any or all amendments (including post-effective amendments) or supplements thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all the said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Co-Chief Executive Officer and Director
Michael Karanikolas	(Principal Executive Officer)

Co-Chief Executive Officer and Director
Michael Mente

Chief Financial Officer
Jesse Timmermans	(Principal Accounting and Financial Officer)

Director
Hadley Mullin

Director
Jennifer Moser

Director
Marc Stolzman